

Teck

2023

ANNUAL

REPORT



OUR PURPOSE

To provide the essential resources the world is counting on to make life better while caring for the people, communities and land that we love.

View our 2023 Sustainability Report



Teck

2023
SUSTAINABILITY
REPORT

On the cover: Alejandro Barahona, Dry Area Supervisor, in the mill area at Quebrada Blanca Operations, Tarapacá Region, Chile.

Our Business

Teck is one of Canada's leading mining companies, focused on providing products that are essential to building a better quality of life for people around the globe. Headquartered in Vancouver, British Columbia (B.C.), Canada, we own or have interests in nine operating mines, a large metallurgical complex, and several significant copper and zinc development projects, all in the Americas. We have expertise across a wide range of activities related to exploration, development, mining and minerals processing, including smelting and refining, commodity sales and trading, health and safety, environmental protection, materials stewardship, recycling and research.

Our corporate strategy is focused on exploring for, acquiring, developing and operating world-class, long-life assets in stable jurisdictions that operate through multiple price cycles. We maximize productivity and efficiency at our existing operations, maintain a strong balance sheet, deliver commercial and supply chain excellence and are nimble in recognizing and acting on opportunities. The pursuit of sustainability guides our approach to business, and we recognize that our success depends on our ability to ensure safe workplaces, collaborative community relationships and a healthy environment.

Mineral reserve and resource estimates for our properties are disclosed in our most recent Annual Information Form, which is available on our website at www.teck.com, under Teck's profile at www.sedarplus.ca (SEDAR+), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Forward-Looking Statements
This annual report contains forward-looking statements. Please refer to the "Cautionary Statement on Forward-Looking Statements" on page 65.

All dollar amounts expressed throughout this report are in Canadian dollars unless otherwise noted.



Operations and Development Projects

Copper
1. Highland Valley Copper
2. Antamina
3. Carmen de Andacollo
4. Quebrada Blanca

Zinc
1. Red Dog
2. Trail Operations

Steelmaking Coal
1. Fording River
   Greenhills
   Line Creek
   Elkview

Copper Development Projects
5. Highland Valley Copper Mine Life Extension
6. Zafranal
7. San Nicolás
8. NewRange Copper Nickel
9. Quebrada Blanca Asset Expansion
10. Galore Creek
11. Schaft Creek
12. NuevaUnión

Zinc Development Projects
3. Anarraaq and Aktigiruq
4. Cirque
5. Su-Lik
6. Teena

Copper

We are a significant copper producer in the Americas, with four operating mines in Canada, Chile and Peru, and eight copper development projects in North and South America.

Zinc

We are one of the world's largest producers of mined zinc, with production from the Red Dog mine in Alaska and from the Antamina copper mine in Peru, which has considerable zinc co-product production, and one significant zinc development project in Alaska. We also own one of the world's largest fully integrated zinc and lead smelting and refining facilities in British Columbia, Canada.

Steelmaking Coal

We are the world's second-largest seaborne exporter of steelmaking coal, with four low-carbon intensity[1] operations in British Columbia, Canada that have significant high-quality steelmaking coal reserves.[2]

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[1] Carbon intensity in this context refers to the greenhouse gas (GHG) emissions per tonne of product produced (e.g., GHG per tonne of steelmaking coal). The assertion of being low-carbon is based on comparison of the aggregate carbon intensity performance (Scope 1 and 2 emissions) of Teck's steelmaking coal operations with that of other global steelmaking coal producers, based on analysis published by Skarn Associates covering 2018–2022, which states that the carbon performance of Teck's steelmaking coal operations is more than 50% below the global weighted average.

[2] On November 13, 2023, Teck announced it had agreed to sell its entire interest in its steelmaking coal business through a sale of a majority 77% interest to Glencore plc (Glencore) and a sale of a minority 20% and 3% interest to Nippon Steel Corporation (NSC) and POSCO, respectively. For further information, see page 35.

2023 Highlights

Financial

- Adjusted EBITDA[1] was $6.4 billion for the year, driven by robust prices for steelmaking coal and copper and higher steelmaking coal sales volumes

- Profit from continuing operations before taxes was $3.9 billion for the year

- Adjusted profit attributable to shareholders[1] was $2.7 billion or $5.23 per share for the year

- Profit from continuing operations attributable to shareholders was $2.4 billion or $4.70 per share for the year

- Our liquidity remained strong at $6.0 billion as at December 31, 2023, including $744 million of cash

- We returned a total of $765 million to shareholders in 2023 through $250 million of Class B subordinate voting share buybacks pursuant to our normal course issuer bid, and $515 million through dividends

- Since 2019, we have returned $3.9 billion to shareholders, including $2.5 billion of Class B subordinate voting share buybacks

- On February 21, 2024, the Board authorized up to a $500 million share buyback, and approved the payment of our quarterly base dividend of $0.125 per share payable on March 28, 2024 to shareholders of record on March 15, 2024

- On November 13, 2023, we announced a transformational transaction to further focus our portfolio on base metals and copper growth, with the full sale of our steelmaking coal business, Elk Valley Resources (referred to as EVR); a majority stake in EVR will be sold to Glencore plc (Glencore) at an implied enterprise value of US$9.0 billion and a minority stake was sold to Nippon Steel Corporation (NSC) and POSCO

- The transactions with NSC and POSCO closed on January 3, 2024, with NSC paying US$1.3 billion in cash on closing

Operating and Development

- We continue to advance our copper growth portfolio with completion of the feasibility study at our HVC Mine Life Extension project and are further progressing the feasibility studies at our San Nicolás and Zafranal projects

- We submitted the environmental permit for the HVC Mine Life Extension to the British Columbia regulator in October 2023, and finalized a Mexican Environmental Impact Assessment (MIA-R) for San Nicolás, which was submitted in January 2024

- On February 14, 2024, approval of the Modification of Environmental Impact Assessment (MEIA) for mine life expansion at Antamina was received

- On the QB2 project, construction of the molybdenum plant was substantially complete at the end of 2023 and commissioning is well underway; ramp-up of the molybdenum plant is expected to be completed by the end of the second quarter of 2024; additionally, all in-water works at the port have been successfully concluded, and we remain on track to finalize the construction of the offshore facilities at the port by the end of the first quarter of 2024

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[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Safety and Sustainability Leadership

· Our High-Potential Incident Frequency rate for 2023 remained low at 0.14, but was elevated compared to 2022; in response, we have investigated each incident, shared learnings across the organization, and enhanced safety standards focused on managing high-potential risk and related critical controls

· Our Quebrada Blanca and Carmen de Andacollo operations were awarded the Copper Mark in recognition of environmentally and socially responsible production practices; our Trail Operations became the first stand-alone zinc processing site globally to receive the Zinc Mark in 2023 and, in February 2024, our Red Dog Operations was also awarded the Zinc Mark

· We announced agreements with Canadian Pacific Kansas City Limited, NORDEN and Oldendorff Carriers intended to reduce CO_2 emissions in our steelmaking coal supply chain

· We were named to the Dow Jones Sustainability World Index for the 14th consecutive year based on the 2023 S&P Corporate Sustainability Assessment, and recognized as one of the 2023 Global 100 Most Sustainable Corporations by Corporate Knights for the fifth straight year

	Revenue	Profit Attributable to Shareholders	Adjusted Profit Attributable to Shareholders[1,2,3]	Cash Flow from Operations
2023	**$15.0 billion**	**$2.4 billion**	**$2.7 billion**	**$4.1 billion**
2022	$17.3 billion	$3.3 billion	$4.9 billion	$8.0 billion
2021	$12.8 billion	$2.9 billion	$3.1 billion	$4.7 billion
2020	$8.9 billion	$(0.9) billion	$0.6 billion	$1.6 billion
2019	$11.9 billion	$(0.6) billion	$1.7 billion	$3.5 billion

[1] Amount for the years ended December 31, 2021, 2020 and 2019 are as previously reported.
[2] Amount for the year ended December 31, 2022 is the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
[3] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.



Letter from the Chair

Sheila A. Murray
Chair of the Board

To the Shareholders

I am pleased to present Teck's Annual Report for 2023. This was, without question, a pivotal year in Teck's history with major progress in unlocking value for shareholders and benefitting stakeholders by positioning our company to be a leading critical minerals producer for years to come.

The year was highlighted by the ramp-up of production at the expanded Quebrada Blanca copper operation in Chile, a key pillar of Teck's growth strategy. I would like to recognize the thousands of committed employees and contractors who worked safely and responsibly to bring this major project into production.

Then, in November, Teck announced the full sale of the steelmaking coal business for an implied enterprise value of US$9.0 billion, with a majority stake to be sold to Glencore and minority interests to Nippon Steel and POSCO, setting the stage for Teck's growth as a global critical minerals champion.

On behalf of the Board of Directors, I want to recognize the hard work and dedication of the entire Teck team who have positioned Teck for a bright future and achieved important results in 2023, including:

· Returning a total of $765 million to shareholders in 2023 through $250 million of Class B subordinate voting share buybacks pursuant to our normal course issuer bid, and $515 million to shareholders through dividends;

· Achieving strong financial results, including adjusted profit attributable to shareholders[1] of $2.7 billion, or $5.23 per share, for the year;

· Advancing the ongoing ramp-up to full production at Quebrada Blanca, which will double Teck's copper output on a consolidated basis;

· Progressing our industry-leading portfolio of near- and mid-term copper growth projects;

· Maintaining strong social and environmental performance, including being named to the Global 100 Most Sustainable Corporations list by Corporate Knights for the sixth consecutive year.

In May, we implemented the six-year sunset for the multiple voting rights attached to Class A common shares of Teck, which had been approved by our shareholders in April.

I want to express my gratitude to our employees, customers, and suppliers, as well as the governments, Indigenous Peoples, and communities where we operate. And of course, our shareholders. This year has been transformational in so many respects, but one thing that will never change is Teck's commitment to responsibly providing essential materials the world needs.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Teck's Board of Directors was pleased to welcome Arnoud Balhuizen in 2023. We would like to thank Mike Ashar, Quan Chong, Masaru Tani and Red Conger, each of whom retired from the Board this past year, for their many contributions to Teck over the years.

We are excited to continue charting a bright future for Teck while generating long-term value that provides lasting benefits for stakeholders and responsibly producing the metals and minerals needed to make the world a better place.

Sheila A. Murray
Chair of the Board
Vancouver, B.C., Canada
February 22, 2024



Letter from the CEO

Jonathan H. Price
President and Chief Executive Officer

To the Shareholders

2023 was an important year for Teck, as we positioned ourselves for growth as a Canadian-based global critical minerals champion, unlocking value for shareholders, and advancing our energy transition metals-focused strategy. At the same time, our team remained committed to safety, sustainability and operational performance across our sites.

As a result, as we head into 2024, Teck is in a strong position to capitalize on the growing demand for critical minerals needed for the energy transition, while maintaining our track record of leading social and environmental performance.

In 2023, we made significant progress advancing our industry-leading copper growth portfolio. Notably, our flagship copper project, the expanded Quebrada Blanca (QB) Operations, achieved first copper and the ongoing ramp-up to full production will double Teck's copper output on a consolidated basis.

We also reached an agreement for the full sale of our steelmaking coal business for an implied enterprise value of US$9.0 billion, with a majority stake to be sold to Glencore and a minority stake to Nippon Steel Corporation and POSCO. This transaction puts Teck in position to unlock the full value of our company and capitalize on fast-rising global demand for energy transition metals like copper — the most essential resource to make the low-carbon transition a reality. At the same time, the transaction, which is expected to close later this year, will support a strong, sustainable future for the steelmaking coal employees and stakeholders.

Health and Safety Performance

Everything we do begins with our commitment to the health and safety of our people. We were deeply saddened by a fatality at a decommissioned area of our QB operation that occurred in 2023. In response, we conducted a thorough investigation to identify the root causes, with the findings and preventative measures shared within Teck and with our mining peers to help prevent future incidents. Our High-Potential Incident Frequency remained low at a rate of 0.14 for the year, but was higher than 2022. In response, we have investigated each incident, shared learnings across the organization, and enhanced safety standards focused on managing high-potential risk and related critical controls. We have also begun implementing a new phase of our health and safety employee culture program, Courageous Safety Leadership, which focuses on empowering every worker to be a safety leader.

Financial Performance

Driven by robust prices for steelmaking coal and copper and higher steelmaking coal sales volumes, Teck achieved strong financial results for the year, including adjusted profit attributable to shareholders[1] of $2.7 billion or $5.23 per share for the year, profit from continuing operations attributable to shareholders of $2.4 billion or $4.70 per share, and adjusted EBITDA[1] of $6.4 billion. We returned a total of $765 million to shareholders in 2023 through $250 million of Class B subordinate voting share buybacks pursuant to our normal course issuer bid, and $515 million to shareholders through dividends. We ended the year with $744 million of cash and $6.0 billion of liquidity, and our balance sheet is strong.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Advancing Copper Growth

We marked a major milestone for Teck in 2023, with first production and ramp-up of our newly expanded Quebrada Blanca Operations. At various points during the second half of 2023, each of the operations at QB, including mine operations, crushing, grinding, flotation, tailings, desalination and concentrate handling, all operated at or above design capacity.

At full production, QB will double Teck's consolidated copper production and put us on a path to become a top 10 global copper producer. Further, the initial mine life of 27 years uses only about 18% of the 2022 reserves and resource tonnage — meaning it has significant potential for future growth.

QB was built on a foundation of Teck's commitment to sustainability, with leading environmental practices such as the use of desalinated water and 100% renewable energy, to our long-standing work to create tangible benefits in the region. It also incorporates an Integrated Operations Centre in Santiago, bringing together resources and data to help achieve better operational performance, improve integration and flexibility, and support a more inclusive and safe work environment.

In addition to QB, we continue to advance our industry-leading portfolio of copper projects. Teck and Agnico Eagle finalized a 50/50 joint venture agreement to advance the high-quality copper-zinc San Nicolás project located in Zacatecas, Mexico, and submitted a Mexican Environmental Impact Assessment (MIA-R) for the project in January 2024. Teck and PolyMet Mining Corp. finalized the NewRange Copper Nickel LLC joint venture, consisting of the NorthMet and Mesaba deposits located in northeastern Minnesota.

We also received regulatory approval for the Zafranal copper project from Peru's National Service of Environmental Certification for Sustainable Investments, and filed the major regulatory application for the Highland Valley Copper Mine Life Extension, which will extend the life of the operation to at least 2040.

While we continue to advance those key projects, our main focus for 2024 is on achieving consistent operating performance at design capacity for QB; as we prioritize that work, we do not intend to sanction any growth projects this year.

Ultimately, we intend to advance our base metals growth in a disciplined way, following our capital allocation framework focused on generating strong returns for shareholders, balanced with growth, and maintaining a robust balance sheet in line with investment grade credit metrics.

Sustainability Performance

At Teck, strong social and environmental performance is aligned with our purpose and our values, and also essential to our ability to operate and grow.

In 2023, we continued building on our sustainability strategy, including advancing our work to achieve net-zero emissions by 2050, including the milestone goal of reducing carbon intensity of operations by 33% by 2030. As part of that work, we advanced our carbon capture pilot at our Trail Operations, and entered into agreements to reduce emissions on transportation of our products with shipping companies NORDEN and Oldendorff.

Letter from the CEO

We also advanced our nature positive goal, including donating $10 million to the Chilean Nature Fund to support Chile's protected marine areas program and protect the Juan Fernández Archipelago UNESCO Biosphere Reserve. Since 2022, we've helped to conserve and restore a total of 51,900 hectares.

Our Trail Operations became the first stand-alone zinc processing facility to achieve Zinc Mark verification under the Copper Mark program, and in February 2024, our Red Dog Operations was also awarded the Zinc Mark. Our QB and Carmen de Andacollo operations also achieved Copper Mark in 2023, in recognition of environmentally and socially responsible production practices. All Teck's managed base metals operations are now verified and recognized through Copper Mark for strong environmental and social performance, which is a significant achievement.

We were proud to be recognized as one of the 2024 Global 100 Most Sustainable Corporations by Corporate Knights for the sixth consecutive year, named to the 2023 Bloomberg Gender Equality Index, and named to the Dow Jones Sustainability World Index in 2023 for the 14th consecutive year.

Our Future

2023 was a pivotal year for Teck — one where we took key steps towards unlocking our full potential. With the advancement of QB, the progress across our unrivalled copper growth portfolio and the sale of our steelmaking coal business, Teck is positioned to continue growing as a Canadian-based global critical minerals champion, providing the metals essential to the energy transition.

Moving forward through 2024, we will continue to focus on driving growth, value creation and resilience, built on a foundation of stakeholder trust and a commitment to excellence in everything we do.



Jonathan H. Price
President and Chief Executive Officer
Vancouver, B.C., Canada
February 22, 2024

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis

Our business is exploring for, acquiring, developing and producing natural resources. We are organized into business units focused on copper, zinc and steelmaking coal, with an increasing focus on the development of an industry-leading portfolio of copper and zinc development projects. These are supported by our corporate offices, which manage our corporate growth initiatives and provide marketing, administrative, technical, health, safety, environment, community, financial and other services.

Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are an important producer of copper, one of the world's largest producers of mined zinc and the world's second-largest seaborne exporter of steelmaking coal. We also produce lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers. We actively explore for copper, zinc and nickel.

This Management's Discussion and Analysis of our results of operations is prepared as at February 22, 2024 and should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2023. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we or our refers to Teck Resources Limited and its subsidiaries. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our 2023 audited annual consolidated financial statements that are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards). In addition, we use certain financial measures, which are identified throughout the Management's Discussion and Analysis in this report, that are not measures recognized under IFRS Accounting Standards and that do not have a standardized meaning prescribed by IFRS Accounting Standards. See "Use of Non-GAAP Financial Measures and Ratios" on page 56 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS Accounting Standards.

This Management's Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking statements under the heading "Cautionary Statement on Forward-Looking Statements" on page 65, which forms part of this Management's Discussion and Analysis, as well as the risk factors discussed in our most recent Annual Information Form.

Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, under Teck's profile at www.sedarplus.ca (SEDAR+), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Business Unit Results

The following table shows a summary of our production of our major commodities for the last five years and estimated production for 2024.

Five-Year Production Record and Our Estimated Production in 2024

Principal Products		2019	2020	2021	2022	2023	2024 estimate[2]
Copper[1]	thousand tonnes	297	276	287	270	**296**	503
Zinc							
Contained in concentrate[1]	thousand tonnes	640	587	607	650	**644**	598
Refined	thousand tonnes	287	305	279	249	**267**	283
Steelmaking coal	million tonnes	25.7	21.1	24.6	21.5	**23.7**	25.0

Notes:
1. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. Zinc contained in concentrate production includes co-product zinc production from our 22.5% interest in Antamina.
2. Production estimates for 2024 represent the midpoint of our production guidance range.

Average commodity prices and exchange rates for the past three years, which are key drivers of our profit, are summarized in the following table.

	US$					
	2023	% chg	2022	% chg	2021	
Copper (LME cash — $/pound)	$ **3.85**	-4%	$ 3.99	-6%	$ 4.23	
Zinc (LME cash — $/pound)	**1.20**	-24%	1.58	+16%	1.36	
Steelmaking coal (realized — $/tonne)	**263**	-26%	355	+70%	209	
Exchange rate (Bank of Canada)						
US$1 = CAD$	**1.35**	+4%	1.30	+4%	1.25	
CAD$1 = US$	**0.74**	-4%	0.77	-4%	0.80	

Our revenue, gross profit and gross profit before depreciation and amortization, by business unit, for the past three years are summarized in the following table.

	Revenue			Gross Profit			Gross Profit Before Depreciation and Amortization[1]		
($ in millions)	2023	2022	2021	2023	2022	2021	2023	2022	2021
Copper	$ **3,425**	$ 3,381	$ 3,452	$ **712**	$ 1,399	$ 1,741	$ **1,265**	$ 1,837	$ 2,126
Zinc	**3,051**	3,526	3,063	**400**	771	688	**708**	1,044	918
Steelmaking coal	**8,535**	10,409	6,251	**4,031**	6,401	2,785	**5,101**	7,364	3,657
Total	$ **15,011**	$ 17,316	$ 12,766	$ **5,143**	$ 8,571	$ 5,214	$ **7,074**	$ 10,245	$ 6,701

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Copper

In 2023, we produced 296,500 tonnes of copper from our Highland Valley Copper Operations in B.C., our 22.5% interest in Antamina in Peru, and our Carmen de Andacollo and Quebrada Blanca operations in Chile.

In 2023, our copper business unit accounted for 23% of our revenue and 14% of our gross profit.

($ in millions)	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]		
	2023	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Highland Valley Copper	$ **1,125**	$ 1,454	$ 1,440	$ **237**	$ 580	$ 721	$ **391**	$ 738	$ 883
Antamina	**1,296**	1,423	1,383	**657**	818	828	**899**	1,021	992
Carmen de Andacollo	**409**	399	493	**(32)**	2	153	**44**	73	209
Quebrada Blanca	**595**	105	136	**(142)**	2	39	**(61)**	8	42
Other	**–**	–	–	**(8)**	(3)	–	**(8)**	(3)	–
Total	$ **3,425**	$ 3,381	$ 3,452	$ **712**	$ 1,399	$ 1,741	$ **1,265**	$ 1,837	$ 2,126

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

(thousand tonnes)	Production[1]			Sales[1]		
	2023	2022	2021	**2023**	2022	2021
Highland Valley Copper	**99**	119	131	**98**	127	124
Antamina	**95**	102	100	**95**	101	99
Carmen de Andacollo	**39**	39	45	**41**	39	45
Quebrada Blanca	**63**	10	11	**57**	9	12
Total	**296**	270	287	**291**	276	280

Note:
1. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in the operation.

Operations

Highland Valley Copper

Highland Valley Copper Operations is located in south-central B.C. Gross profit was $237 million in 2023, compared with $580 million in 2022 and $721 million in 2021. Gross profit in 2023 decreased from 2022 primarily due to a 23% decline in sales volumes as result of lower production volumes, and partly due to lower copper prices and higher maintenance costs.

Highland Valley Copper's 2023 copper production decreased to 98,800 tonnes compared with 119,100 tonnes produced in 2022. The lower production in 2023 was primarily a result of lower copper grades and harder ore, both as expected in the mine plan, as well as unplanned mill maintenance and a localized geotechnical event in the Valley pit in the third quarter of 2023.

Copper production in 2024 is anticipated to be between 112,000 and 125,000 tonnes, with a relatively even distribution throughout the year. Copper production is expected to be between 140,000 and 160,000 tonnes in 2025, 130,000 and 150,000 tonnes in 2026, and 120,000 and 140,000 tonnes in 2027. Molybdenum production in 2024 is expected to be between 1,300 and 1,600 tonnes, with production expected to be between 1,800 and 2,300 tonnes in 2025, 2,300 and 2,800 tonnes in 2026, and 2,700 and 3,200 tonnes in 2027.

Antamina

We have a 22.5% share interest in Antamina, a copper-zinc mine in Peru. The other shareholders are BHP (33.75%), Glencore (33.75%) and Mitsubishi Corporation (10%). Our share of gross profit in 2023 was $657 million compared with $818 million in 2022 and $828 million in 2021. Gross profit in 2023 was lower than 2022 as a result of lower copper and zinc prices, as well as lower copper production per the mine plan.

On a 100% basis, Antamina's copper production in 2023 decreased to 423,500 tonnes compared to 454,800 tonnes in 2022 primarily due to lower grades, which was expected in the mine plan. Zinc production in 2023 increased to 463,100 tonnes from 433,000 tonnes produced in 2022 as a result of processing a greater amount of copper-zinc ore in the year. Molybdenum production in 2023 was 3,500 tonnes, which was 13% higher than in 2022.

In 2022, Antamina submitted a MEIA (Modification of Environmental Impact Assessment) to Peruvian regulators to extend its mine life from 2028 to 2036. Approval of the MEIA was received on February 14, 2024. Teck's share of the capital cost is expected to be US$450 million and spread over eight years.

Pursuant to a long-term streaming agreement made in 2015, Teck delivers an equivalent to 22.5% of payable silver sold by Compañía Minera Antamina S.A. to a subsidiary of Franco-Nevada Corporation (FNC). FNC pays a cash price of 5% of the spot price at the time of each delivery, in addition to an upfront acquisition price previously paid. In 2023, approximately 2.2 million ounces of silver were delivered under the agreement. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. A total of 27.1 million ounces of silver have been delivered under the agreement from the effective date in 2015 to December 31, 2023.

Our 22.5% share of 2024 production at Antamina is expected to be in the range of 85,000 to 95,000 tonnes of copper, 45,000 to 60,000 tonnes of zinc, and 1,200 to 1,500 tonnes of molybdenum. Our share of annual copper production is expected to be between 80,000 and 90,000 tonnes in 2025, 90,000 and 100,000 tonnes in 2026, and 85,000 and 95,000 tonnes in 2027. Our share of zinc production is expected to average between 95,000 and 105,000 tonnes in 2025, 55,000 and 65,000 tonnes in 2026, and 35,000 and 45,000 tonnes in 2027. The decrease in the latter years is in line with the long-term mine plan. Our share of annual molybdenum production is expected to be between 700 and 1,000 tonnes in 2025 and 2026, and between 900 and 1,200 tonnes in 2027.

Carmen de Andacollo

We have a 90% interest in the Carmen de Andacollo mine, which is located in the Coquimbo Region of central Chile. The remaining 10% is owned by Empresa Nacional de Minería (ENAMI), a state-owned Chilean mining company. Carmen de Andacollo incurred a gross loss of $32 million in 2023 compared to gross profit of $2 million in 2022 and a gross profit of $153 million in 2021. The gross loss in 2023 was primarily due to higher operating costs and a decline in copper prices as compared with 2022.

Carmen de Andacollo produced 39,500 tonnes of copper contained in concentrate in 2023 compared with 38,600 tonnes in 2022. Despite strong mining performance, tonnes milled were lower due to water restrictions, due to extreme drought, in the latter part of 2023. Steps are being taken to mitigate these water restriction risks, with a solution likely to be in place in 2025. Gold production of 23,400 ounces in 2023 was lower than the 25,900 ounces produced in 2022, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to Royal Gold, Inc., who pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price previously paid.

Carmen de Andacollo's production in 2024 is expected to be in the range of 38,000 to 45,000 tonnes of copper. Annual copper in concentrate production is expected to be between 50,000 and 60,000 tonnes in 2025 and 2026 and between 45,000 and 55,000 tonnes in 2027.

Quebrada Blanca

Quebrada Blanca is located in the Tarapacá Region of northern Chile. We have a 60% indirect interest in Compañía Minera Quebrada Blanca S.A. (QBSA). A 30% interest is owned indirectly by Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC), and 10% is owned by ENAMI. ENAMI's 10% preference share interest in QBSA does not require ENAMI to fund capital spending.

Quebrada Blanca's gross loss in 2023 was $142 million compared with gross profit of $2 million in 2022 and a gross profit of $39 million in 2021. The gross loss in 2023 was primarily due to elevated operating costs while ramping up our concentrate operations.

Quebrada Blanca (QB) produced 55,500 tonnes of copper in concentrate and 7,200 tonnes of copper cathode in 2023, compared to 9,600 tonnes of copper cathode in 2022. A major milestone was achieved in 2023 with bringing the QB2 project online and reaching near design throughput capacity by the end of the year. Production of copper in concentrate for the year was impacted by a delay in construction. Copper cathode was lower than 2022 as a result of the winding down of the cathode operation.

Construction of the molybdenum plant was substantially complete by the end of 2023 and commissioning is underway. Ramp-up of the molybdenum plant is expected to be completed in the second quarter of 2024. Additionally, all in-water works at the port have been successfully concluded, and we remain on track to finalize the construction of the offshore facilities at the port by the end of the first quarter of 2024.

We expect copper in concentrate production from QB in 2024 to be between 230,000 and 275,000 tonnes, and between 280,000 and 310,000 tonnes per year for 2025 to 2027. Molybdenum production is expected to be between 5,000 and 6,400 tonnes in 2025, 6,400 and 7,600 tonnes in 2026, and 7,000 and 8,000 tonnes in 2027.

Copper Growth Projects

We continue to actively advance our industry-leading copper growth portfolio. The approach is driven by balancing growth and return of capital, value-focused asset de-risking, optimization of funding sources, and prioritization and sequencing of capital investments. Part of our copper growth strategy is continuing to advance copper projects. Together with our partners, Teck is advancing eight significant copper-dominant base metals assets. This includes progressing near-term project, permitting and commercial milestones. This will position Teck with high-quality development options to maximize value from copper demand beyond the ramp-up of our newly expanded QB Operations and our ongoing core copper-producing operations. The copper growth portfolio consists of Highland Valley Copper Mine Life Extension (HVC Mine Life Extension, formerly HVC 2040), Zafranal, San Nicolás, NewRange Copper Nickel (formerly Mesaba and NorthMet), Quebrada Blanca Asset Expansion (QB Asset Expansion, replacing QBME), Galore Creek, Schaft Creek and NuevaUnión. All assets are located in jurisdictions where we have experience conducting detailed studies, advancing permitting activities, developing strong community and stakeholder relationships, and with operating mines (except for Mexico) in a productive, sustainable and safe manner.

We continue to advance the HVC Mine Life Extension project to extend the life of the operation to at least 2040 through open pit pushbacks of our Valley, Lornex, Highmont and Bethlehem pits and modest concentrator upgrades, which are expected to increase overall throughput by up to 10%. In October 2023, the HVC Mine Life Extension project completed a feasibility study and submitted an environmental assessment application to the provincial regulator. Work in 2024 will progress engineering and design, construction planning, and permitting-related social and environmental activities for a possible sanction decision in 2025.

A major milestone in 2023 for the Zafranal copper-gold project located in the Arequipa Region of Peru was receipt of the Social and Environmental Impact Assessment (SEIA) permit from the regulator in May 2023. Work in 2024 will be focused on completing an update of the feasibility study capital and operating cost estimates, as well as initiating detailed engineering study work in support of a potential project sanction decision in 2025. The team will continue to work to meet the project's community commitments and key stakeholder engagement activities in the areas of health, capacity building, cultural heritage resource management and water.

We continued to progress a feasibility study at the San Nicolás copper-zinc project located in Zacatecas State, Mexico, in 2023, with the intention to initiate detailed engineering and further optimization work later in 2024, and plan to be complete in 2025. Project approval would be expected to follow, subject to receipt of permits and the results of the feasibility study. We closed the transaction to create a 50/50 joint venture partnership with Agnico Eagle in Minas de San Nicolás in April 2023. In January 2024, San Nicolás submitted its application for an Environmental Impact Assessment permit, which is an important milestone in advancing the development of the San Nicolás project.

In February 2023, Teck and PolyMet Mining Corp. (PolyMet) formed a 50/50 joint venture, NewRange Copper Nickel LLC (NewRange), to advance PolyMet's NorthMet project and our Mesaba mineral deposit. In November 2023, Glencore became our full 50/50 partner in NewRange following its acquisition of PolyMet. Planned work activities in 2024 for the NorthMet project will be initiating a prefeasibility study, including updated capital and operating cost estimates, advancing salvage and demolition work on the expansive brownfield site, and working to secure updated development permits by working collaboratively with local tribal groups, community stakeholders, state and federal permitting agencies, regulators and critical mineral policy-makers. For the Mesaba deposit, baseline social and environmental studies and select technical studies, with input from communities of interest, local and regional tribal groups, and regulators and permitting agencies, will continue in 2024 to support the initiation of a prefeasibility study in 2025.

We progressed engineering studies at the QBME project in 2023; however, a decision was made to withdraw the permit application in October, following feedback from regulators and in order to reassess the project and leverage the operating performance of the QB2 project. The QBME project work will be incorporated into a broader QB Asset Expansion study that will continue into 2024 and will evaluate opportunities to develop the vast Quebrada Blanca resource, incorporating lessons learned from QB2 as well as feedback from regulators.

At the Galore Creek copper-gold-silver project located in Tahltan Territory in northwest B.C., we and our partner, Newmont Corporation (Newmont), decided to extend the prefeasibility study work into 2024 to complete additional value engineering for the project, with target completion in the fourth quarter of 2024. The Tahltan Central Government (TCG) signed a consent-based agreement with the Province of B.C. in November 2023 for joint assessment of the Galore Creek project, which is an important positive development. Social and environmental baseline studies, in collaboration with the TCG, will continue in 2024 to support preparation of an updated Initial Project Description, which is a key step in re-permitting this world-class copper-gold resource.

At Schaft Creek, also located in Tahltan Territory in northwest B.C., we are investing additional resources to progress environmental and social baseline field studies, and focused design and engineering data collection fieldwork. This includes resource modelling, geometallurgical and geotechnical studies, mining and mineral processing studies, siting studies, and capital and operating cost estimates, in support of advancing Schaft Creek towards a prefeasibility study in the fourth quarter of 2024.

Teck and Newmont each have a 50% interest in Compañía Minera NuevaUnión S.A., which owns the Relincho and La Fortuna deposits in the Huasco Province in the Atacama Region of Chile. Work in 2024 will be focused on establishing a cost-effective path forward for the development of this world-class copper-molybdenum and copper-gold resource in a manner acceptable to the partners, communities of interest, key stakeholders and regulators.

Markets

Copper prices on the London Metal Exchange (LME) averaged US$3.85 per pound in 2023, down 3.6% from an average of US$3.99 per pound in 2022.

Copper stocks on the LME were up 78,375 tonnes during the year, ending 2023 at 167,300 tonnes, while copper stocks on the Shanghai Futures Exchange (SHFE) fell by 55.4% from 69,300 tonnes to only 30,900 tonnes, some of the lowest levels since 2009. COMEX warehouse stocks fell 56.7% to 13,400 tonnes, and commercial stocks in bonded warehouses in China fell 85.2% to 8,100 tonnes in 2023. Combined stocks decreased 9.9% or 24,000 tonnes during 2023 and ended the year at 219,675 tonnes. Exchange stocks ended the year again near historic lows for the third straight year at 3.0 days of global consumption. Total reported global stocks, including producer, consumer, merchant and terminal stocks, stood at an estimated 17.5 days of global consumption, versus the 25-year average of 29.2 days.

In 2023, global copper mine production increased 1.3%, according to Wood Mackenzie, a commodity research consultancy, with total production estimated at 22.4 million tonnes. Global mine production has increased at an average of 1.5% annually since 2016. Wood Mackenzie is forecasting a 3.9% increase in global mine production in 2024 to 23.3 million tonnes. This is 1.1 million tonnes lower than their forecast of 24.4 million tonnes for 2024 at this time last year, due to higher-than-normal production disruptions. Chinese imports of copper concentrates increased by 9.0% in 2023 to reach over 7.0 million tonnes of contained copper.

Copper scrap availability increased in 2023 due to stronger prices in the first half of the year. Scrap and unrefined copper metal imports into China, including blister and anode, were flat over the same time last year, increasing only 8,000 tonnes year over year in 2023, following a 29% increase in 2022. Refined cathode imports in 2023 decreased by 6.0% to 3.2 million tonnes. Despite reports of weak copper demand in China, net contained copper unit imports were up 2.7% or 0.3 million tonnes from 2022 levels to 13.0 million tonnes, while reported cathode stocks in China fell by 0.1 million tonnes. With the increase in refined production in China, Wood Mackenzie estimates that apparent refined copper consumption grew in China by 6.8% in 2023.

Wood Mackenzie estimates global refined copper production grew 1.6% in 2023, below the 2.7% increase in global copper cathode demand. Wood Mackenzie is projecting that refined production will increase by 3.5% in 2024, reaching 26.7 million tonnes, with demand increasing 3.6% to 26.8 million tonnes, keeping the market in deficit for a second straight year. The projected deficit in 2024 is 0.1 million tonnes, which is 0.7 million tonnes lower than Wood Mackenzie's forecast a year ago. Disruptions to forecast mine production in 2023 reached their highest levels in 2023, with estimates of a 6.7% loss to guided production in 2023. Demand continues to increase as governments and corporations expand decarbonization efforts, and supply continues to face challenges going into 2024. While consumer demand is likely to remain under pressure in early 2024, stimulus and decarbonization spending continue to support the markets in North America and Asia.



Outlook

Our 2024 annual guidance outlined below is unchanged from our previously disclosed guidance.

Total copper production in 2024 is expected to significantly increase to between 465,000 and 540,000 tonnes, compared to the 296,500 tonnes produced in 2023, as we expect increased production at QB and Highland Valley Copper.

Copper net cash unit costs[1] after by-product credits, including QB, are expected to be between US$1.85 and US$2.25 per pound in 2024. This is higher than our 2023 costs as a result of incorporating QB costs that are elevated in 2024, especially in the first half of 2024, and of ongoing inflationary impacts on the cost of certain key supplies including mining equipment, tires, labour and contractors persisting into 2024 and now embedded in our key supply contracts. Elevated QB net cash unit costs[1] are driven by alternative logistics costs required due to the delay in port construction, no molybdenum production in the first quarter and lower production in 2024 as we ramp up to full production. In addition, compared to previous year's guidance, QB has experienced inflationary pressures, including increased pass-through costs from the Chilean energy grid regulator. Once QB is at a steady state of operation, we will provide additional unit cost guidance.

Our previously disclosed QB2 project capital cost guidance is unchanged at US$8.6 – $8.8 billion, with US$500 to US$700 million expected to be spent in 2024.

Copper production, per the mine plans and with QB operating at designed throughput, is expected to be between 550,000 and 620,000 tonnes in 2025, 550,000 and 620,000 tonnes in 2026, and 530,000 and 600,000 tonnes in 2027.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Zinc

We are one of the world's largest producers of mined zinc, primarily from our Red Dog Operations in Alaska, and the Antamina copper mine in northern Peru, which has significant zinc co-product production. Our metallurgical complex in Trail, B.C. is one of the world's largest integrated zinc and lead smelting and refining operations. In 2023, we produced 644,000 tonnes of zinc in concentrate, while our Trail Operations produced 266,600 tonnes of refined zinc.

In 2023, our zinc business unit accounted for 20% of revenue and 8% of our gross profit.

($ in millions)	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Red Dog	$ 1,596	$ 2,111	$ 1,567	$ 408	$ 862	$ 678	$ 611	$ 1,060	$ 822
Trail Operations	1,992	2,059	1,997	(2)	(93)	(2)	103	(18)	84
Other	6	11	10	(6)	2	12	(6)	2	12
Intra-segment	(543)	(655)	(511)	–	–	–	–	–	–
Total	$ 3,051	$ 3,526	$ 3,063	$ 400	$ 771	$ 688	$ 708	$ 1,044	$ 918

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

(thousand tonnes)	Production			Sales		
	2023	2022	2021	2023	2022	2021
Refined zinc						
Trail Operations	267	249	279	258	257	281
Contained in concentrate						
Red Dog	540	553	503	553	578	446
Antamina[1]	104	97	104	107	97	103
Total	644	650	607	660	675	549

Note:
1. Co-product zinc production from our 22.5% interest in Antamina.

Operations

Red Dog

Our Red Dog Operations, located in northwest Alaska, is one of the world's largest zinc mines. Gross profit in 2023 was $408 million compared with $862 million in 2022 and $678 million in 2021. The decrease in gross profit in 2023 compared with 2022 was primarily due to significantly lower zinc prices and increased operating costs, partly offset by lower royalty costs, which are tied to the profitability of Red Dog.

In 2023, zinc production at Red Dog was 539,800 tonnes compared with 553,100 tonnes produced in 2022. Production in 2023 was impacted by weather-related events in the first quarter and unplanned equipment failures during the year. Lead production in 2023 increased to 93,400 tonnes, compared with 79,500 tonnes produced in 2022, as a result of higher-grade ore, as expected in the mine plan.

Red Dog's location exposes the operation to severe weather and winter ice conditions, which can significantly affect production, sales volumes and operating costs. In addition, the mine's bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog's sales volumes are usually higher in the last six months of the year, resulting in significant variability in its quarterly profit, depending on metal prices.

The 2023 Red Dog concentrate shipping season commenced on schedule on July 4, 2023, and was completed on October 31, 2023. A total of 1.2 million wet metric tonnes of zinc and lead concentrate, or 99% of planned volumes, was safely transloaded from our proprietary coastal barges onto 22 ships for delivery to our global customers.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation, Inc. (NANA), we pay a royalty on net proceeds of production to NANA, which increased from 35% to 40% in October 2022. This royalty increases by 5% every fifth year to a maximum of 50%, with the next adjustment to 45% anticipated to occur in October 2027. The NANA royalty expense in 2023 was US$195 million compared with US$353 million in 2022. NANA has advised us that it ultimately shares approximately 60% of the royalty, net of allowable costs, with other Regional Alaska Native Corporations pursuant to section 7(i) of the *Alaska Native Claims Settlement Act*.

Red Dog's production of contained metal in 2024 is expected to be in the range of 520,000 to 570,000 tonnes of zinc and 90,000 to 105,000 tonnes of lead. Zinc production is expected to be in the range of 460,000 to 510,000 tonnes in 2025, 410,000 to 460,000 tonnes in 2026, and 365,000 to 400,000 tonnes in 2027. The decrease reflects declining grades as we enter the later stages of the current mine life at Red Dog. Annual lead production is expected to be between 80,000 and 90,000 tonnes in 2025 and 2026, and 65,000 and 75,000 tonnes in 2027.

Trail Operations

Our Trail Operations in southern B.C. produce refined zinc and lead, as well as a variety of precious and specialty metals, chemicals and fertilizer products.

Trail Operations incurred a gross loss of $2 million in 2023 compared to a gross loss of $93 million in 2022 and a gross loss of $2 million in 2021. The reduced gross loss in 2023 is primarily due to higher zinc premiums and increased production levels for all primary products, as production in 2022 was impacted by planned major asset renewal maintenance shutdowns in both the zinc and lead circuits.

Refined zinc production in 2023 increased to 266,600 tonnes compared with 248,900 tonnes in 2022. Although refined zinc production in 2023 was not impacted by planned major maintenance, it was impacted by weather-related events in the first quarter, and concentrate supply issues in the third quarter and partly into the fourth quarter. Refined lead production in 2023 was 65,900 tonnes compared with 56,400 tonnes in 2022. Silver production was 10.6 million ounces in 2023 compared to 9.7 million ounces in 2022. The increase in both lead and silver production between 2023 and 2022 is attributable to the 2022 maintenance activities mentioned above, which reduced production in 2022.

Our recycling process treated 28,400 tonnes of material during the year, and we plan to treat about 24,500 tonnes in 2024. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste.

In 2024, we expect Trail Operations to produce between 275,000 and 290,000 tonnes of refined zinc. Refined zinc production from 2025 to 2027 is expected to be between 270,000 and 300,000 tonnes per year. Refined lead and silver production at Trail in 2024 will be impacted by the planned outage required for the KIVCET boiler replacement. Beyond 2024, production will fluctuate as a result of concentrate feed source optimization and required major maintenance.

Zinc Growth Projects

In the second quarter of 2022, we launched a zinc initiative focused on surfacing value from our high-quality portfolio of zinc projects. Similar to our approach to copper growth, we will methodically advance one significant growth project and several potential growth options with prudent investments to improve our understanding of each asset's potential and define development options and paths to value for each of the assets.

Our principal zinc growth project is located in the Red Dog District in Alaska, where we have several high-quality opportunities located between 10 and 20 kilometres from our existing Red Dog Operations. Our primary focus is on Aktigiruq, a significant mineralized system, with scoping-level studies continuing in 2024 on an underground mine, leveraging the existing mill and supporting facilities at Red Dog Operations.

Within the zinc growth portfolio, there are two primary opportunities, namely Teena and Cirque. Teena is a significant high-grade zinc-lead discovery made by Teck in 2013 that is located approximately 8 kilometres from Glencore's McArthur River operation in the Northern Territory of Australia. We are advancing early-stage conceptual studies to assess the stand-alone development opportunity represented by this high-quality discovery, which is located in a world-class zinc district with access to established infrastructure.

In central B.C., Teck has a 50% interest in the Cirque joint venture with Korea Zinc Corp. The Cirque project is located in a long-established mineral district with recently improved road and rail infrastructure. This can provide ready access to market for the concentrate, including to our Trail smelting and refining operations. Our work at Cirque is focused on permitting and program definition, with potential drilling to start later in 2024.

Markets

Zinc prices on the London Metal Exchange (LME) averaged US$1.20 per pound during 2023, falling 23.9% from US$1.58 per pound in 2022.

Zinc stocks on the LME rose by 600% or 192,800 tonnes from historically low levels at the beginning of 2023, finishing the year at 224,825 tonnes. Stocks held on the Shanghai Futures Exchange (SHFE) rose only slightly by 800 tonnes while bonded stocks in China fell by 1,500 tonnes in 2023, finishing the year at a combined 22,000 tonnes, the lowest level since 2018. Total global exchange stocks remained well below historical levels, ending the year at 6.4 days of global consumption, compared to the 25-year average of 18.2 days. We estimate total reported global stocks, which include producer, consumer, merchant and terminal stocks, rose by approximately 188,500 tonnes in 2023 to just under 750,000 tonnes at year-end, representing an estimated 19.8 days of global demand, compared to the 25-year average of 33.0 days.

In 2023, global zinc mine production decreased 2.3% according to Wood Mackenzie, with total mine production falling to 12.5 million tonnes. This was significantly below Wood Mackenzie's forecast a year ago for 2023 of 13.2 million tonnes. Global zinc mine production came under financial pressures in 2023, as low zinc prices and higher operating costs forced the closure of several mines around the world. According to Wood Mackenzie, global zinc mine production has not grown since 2011. Mine production in 2023 at 12.5 million tonnes was at the same level as in 2011. Wood Mackenzie expects global zinc mine production to only grow 1.8% in 2024 to reach 12.8 million tonnes, which is 1.0 million tonnes lower than its forecast a year ago for 2024, as many of the economically challenged mines will remain offline into 2024. Mine production in 2023 was impacted by strikes, fires, floods and economic closures, amounting to a disruption to initial 2023 guidance of over 9.2%, or close to 1.3 million tonnes.

Wood Mackenzie estimates that, despite the production cuts at the mines, the global zinc metal market moved into surplus in 2023, recording a surplus of 0.3 million tonnes, slightly higher than the build of visible stocks on exchanges of 0.2 million tonnes. Global refined zinc demand fell 1.6% in 2023 over 2022 to 13.4 million tonnes, and demand in China rose by 1.6%, while demand in Europe fell 13.4% on higher energy prices, higher interest rates and lower consumer demand. In North America, demand grew by 3.3% in 2023, according to Wood Mackenzie, based on support from infrastructure spending and renewable energy. In 2024, Wood Mackenzie expects demand for zinc to grow globally by 3.2% to 13.8 million tonnes, with growth coming primarily from China, Southeast Asia, South America and the Middle East. Demand in Europe and North America is expected to grow, but at below trend rates.

Wood Mackenzie estimates that global refined zinc production grew modestly at 0.8% in 2023 to 13.7 million tonnes, as most European and North American zinc smelters returned to normal production. Chinese refined production also increased in 2023 as Chinese zinc concentrate imports rose 14% in 2023, increasing by over 0.3 million tonnes. Chinese consumers also restocked with refined zinc after being absent from the import market in 2022. Chinese zinc metal imports were up over 600% or 0.4 million tonnes as imports returned to historical levels. Wood Mackenzie estimates refined zinc production will only grow 1.9% in 2024 over 2023 levels, as a lack of concentrates could impact the ability of smelters to increase production in 2024. Wood Mackenzie estimates the total increase in supply in 2024 will be below the total global metal demand growth at 3.2%; however, with demand coming off a weak 2023, the global market should move from surplus to balance in 2024.



Zinc Price and LME Inventory
Source: LME

Global Demand for Zinc
Source: Wood Mackenzie

Global Zinc Inventories
Source: ILZSG, LME, SHFE

- LME inventory (tonnes in thousands)
- Zinc price (US$ per pound)

- Rest of the world (tonnes in millions)
- China (tonnes in millions)

- Inventories (tonnes in thousands)
- Days of global consumption
- 25-year average days inventory

Outlook

Our 2024 annual guidance for our zinc business unit is unchanged from our previously issued guidance.

Total zinc in concentrate production in 2024 is expected to be between 565,000 and 630,000 tonnes, compared to 644,000 tonnes in 2023. Production over the next three-year period is expected to decrease due to declining grades at Red Dog and lower zinc production at Antamina. Annual zinc production is expected to be 555,000 to 615,000 tonnes in 2025, 465,000 to 525,000 tonnes in 2026, and 400,000 to 445,000 tonnes in 2027.

Refined zinc production is expected to be between 275,000 and 290,000 tonnes in 2024, compared to 266,600 tonnes in 2023. Refined zinc production is expected to increase in 2024, as a result of improved concentrate availability. Annual refined zinc production over the next three-year period is expected to remain steady at 270,000 to 300,000 tonnes.

Zinc net cash unit costs[1] after by-products in 2024 are expected to be US$0.55 to US$0.65 per pound, slightly higher than our 2023 net unit costs after by-products as a result of ongoing inflationary impacts on the cost of certain key supplies.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Steelmaking Coal

In 2023, our steelmaking coal operations in Western Canada produced 23.7 million tonnes, all of which were sold in the year. The majority of our steelmaking coal sales are to the Asia-Pacific region, with the remaining amounts sold primarily to Europe and the Americas. Our production capacity is 26 to 27 million tonnes, and we have total proven and probable reserves of 831 million tonnes of steelmaking coal.

In 2023, our steelmaking coal business unit accounted for 57% of revenue and 78% of gross profit.

($ in millions)	2023		2022		2021
Revenue	$ 8,535	$	10,409	$	6,251
Gross profit	$ 4,031	$	6,401	$	2,785
Gross profit before depreciation and amortization[1]	$ 5,101	$	7,364	$	3,657
Production (million tonnes)	23.7		21.5		24.6
Sales (million tonnes)	23.7		22.2		23.4

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Operations

Gross profit for our steelmaking coal business unit was $4.0 billion in 2023, down from the record $6.4 billion set in 2022, and up from $2.8 billion in 2021. Our average realized steelmaking coal selling price in 2023 was US$263 per tonne compared with US$355 per tonne in 2022 and US$209 per tonne in 2021. Gross profit in 2023 decreased from 2022 record levels primarily due to lower steelmaking coal prices, partly offset by higher production and sales volumes.

Sales volumes were 23.7 million tonnes in 2023 compared with 22.2 million tonnes in 2022. Strong logistics performance helped the recovery from the weather-related disruptions carried over from the fourth quarter of 2022, and reduced steelmaking coal inventories to stable levels, which were maintained for the remainder of the year. Despite short-term impacts during the third quarter of 2023 relating to the B.C. wildfires and labour disruptions at B.C. ports, our flexible logistics network was able to recover in the fourth quarter and maximize sales volumes, which helped reduce the number of vessels at anchor to normal levels by year-end.

Our 2023 production was 23.7 million tonnes, higher than the 21.5 million tonnes produced in 2022. The higher production was primarily due to improved plant availability, most notably at Elkview Operations, which experienced a two-month plant outage in 2022 to repair the raw coal conveyor. Overall plant performance improved as 2023 progressed, with the fourth quarter resulting in our highest quarterly production since the second quarter of 2021. These higher production results are attributable to continuous improvements focused on plant performance, including the plant improvement initiative, which drove the favourable results.

Adjusted site cash cost of sales[1] in 2023 was $96 per tonne compared to $89 per tonne in 2022. The increase in the adjusted site cash cost of sales was related to inflationary pressures, which most significantly impacted the cost of maintenance parts early in the year, as well as other cost pressures, including higher contractor reliance. These factors more than offset favourable mining drivers of higher production and higher plant yields.

Transportation unit costs in 2023 were $49 per tonne compared to $47 per tonne last year. The increase was due to higher demurrage and port costs, due to production shortfalls relative to our initial production guidance of 24.0 to 26.0 million tonnes. In addition, challenges accessing our Neptune terminal in the second half of the year, due to the labour disruptions and wildfires mentioned above, led to higher vessels at anchor and Neptune underutilization.

Capital spending in 2023 was $778 million for sustaining capital, including major projects such as the Elkview Administration and Maintenance Complex (AMC) and water projects.

Elk Valley Water Quality Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium-, and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health. In 2023, the total capital investment in water treatment facilities, water management (source control, calcite management and tributary management), and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction) was $94 million for the year.

During the year, we continued to ramp up treatment operations towards our 77.5 million litres per day of constructed water treatment capacity. To that end, three consecutive monthly treatment volume records were established in the fourth quarter. With this constructed treatment capacity continuing to ramp up, we are on pace to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley. Currently, treatment is effectively removing selenium and water quality monitoring shows that selenium levels are trending down downstream of treatment and stabilizing in the Elk River. We expect further reductions across the watershed and in the Koocanusa Reservoir as additional treatment capacity is completed.

In 2024, we anticipate water treatment capital expenditures to be $150 to $250 million. We continue to expect to meet our water treatment capacity targets by further increasing our constructed water treatment capacity to 150 million litres per day by the end of 2026.

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates to date are based on limited engineering. Implementation of the Plan also requires additional permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are protective of the environment and human health and provides for adjustments if warranted by monitoring results.

Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies. This could substantially increase or decrease both capital and operating costs associated with water quality management or could materially affect our ability to permit mine life extensions in new mining areas.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Rail

Rail transportation of product westbound from our four steelmaking coal mines in southeast B.C. to Vancouver terminals is currently provided by Canadian Pacific Kansas City Limited (CPKC) and by Canadian National Railway Company (CN Rail). CPKC transports a portion of these westbound shipments to Kamloops, B.C., and interchanges the trains with CN Rail for further transportation to the west coast. The remaining westbound shipments are transported by CPKC from the mines to the terminals in Vancouver. In April 2023, we entered into a new contract with CPKC that expires in December 2026.

We have a long-term agreement with CN Rail until December 2026 for shipping steelmaking coal from our four B.C. operations via Kamloops to Neptune and other west coast ports, including Trigon Pacific Terminals (formerly Ridley Terminals).

Ports

We export our seaborne steelmaking coal primarily through three west coast terminals: Neptune, Westshore Terminals (Westshore) and Trigon. We have a 46% ownership interest in Neptune, which provides shiploading services on a cost-of-service basis in North Vancouver, B.C. Neptune became our primary terminal in 2021 and handled 59% of our sales volumes in 2023. Coal capacity at Neptune is exclusive to Teck, and the Neptune terminal is well positioned to deliver strong throughput in 2024, with significantly increased loading capacity to meet delivery commitments to our customers while further lowering our port costs.

In 2021, we entered into an agreement with Westshore for the shipment of between 5 and 7 million tonnes of steelmaking coal per year at fixed loading charges, for a total of 33 million tonnes over a period of approximately five years.

We also have a long-term agreement with Trigon, located in Prince Rupert, for shipments of up to 6 million tonnes of steelmaking coal per year through to December 2027.

Through our capacity at Neptune and complementary commercial agreements with Westshore and Trigon Terminals, our annual port capacity exceeds production. This incremental capacity provides flexibility and improved reliability in the case of weather and corridor disruptions or terminal outages.

Sales

Our steelmaking coal marketing strategy is focused on maintaining and building relationships with our existing customers while establishing new customers in markets where we anticipate long-term growth in steel production and demand for seaborne steelmaking coal. In 2023, our sales strategy focused on capitalizing on the strong pricing environment by optimizing sales to our current markets.

Markets

Global steel production grew marginally in 2023, primarily due to robust production growth in India and increased utilization in China, offset by reduced production levels in the developed markets of North America, Europe and Japan, amid higher interest rates and global inflationary pressures.

Premium hard coking coal prices remained strong through 2023, with an average FOB price of US$296 per tonne. In the fourth quarter, FOB prices stayed above US$300 per tonne, driven by continued constrained supply from Australia, combined with strong demand from India.

Demand in China for hard coking coal remained strong, with the average CFR China prices surpassing US$282 per tonne in 2023. This increase in import demand was driven by stringent safety inspections in key domestic coal-producing provinces, which impacted supply through the year, while blast furnaces were operating at an average utilization rate of 89.1% versus 84.5% in 2022. With the challenging macro picture in China, finished steel exports surpassed 90 million tonnes compared to 66 million tonnes in 2022 and 67 million tonnes in 2021.

Anticipated growth in blast furnace and coke-making capacities in India and Southeast Asia are expected to fuel demand for steelmaking coal in these regions into 2024 and beyond.

Despite China lifting the import ban on Australian coal in January 2023, shipments from Australia to China did not rebound to historical levels, given demand from other markets. Chinese mills were able to increase imports from Mongolia and Russia. Imports from these two countries constituted over 78% of China's total coking coal imports in 2023.

The following graphs show key metrics affecting steelmaking coal sales: spot price assessments and quarterly pricing, hot metal production (each tonne of hot metal, or pig iron, produced requires approximately 650–700 kilograms of steelmaking coal), and China's steelmaking coal imports by source.



Daily Steelmaking Coal Assessments
Source: Argus, Platts, TSI

- ■ Spot price assessments
  (US$ per tonne FOB Australia)
- ■ Quarterly FOB Australia Assessment
  (US$ per tonne)

Hot Metal (Pig Iron) Production
Source: World Steel Association, National Bureau of Statistics of China

- ■ Rest of the world (tonnes in millions)
- ■ China (tonnes in millions)

China Steelmaking Coal Imports
Source: China's Customs

- ■ Landborne (tonnes in millions)
- ■ Seaborne (tonnes in millions)

Outlook

The steelmaking coal market in the first quarter of 2024 remains in deficit amid continued demand from Southeast Asia and India. Challenges in Australia have kept additional volumes from entering the seaborne trade. As a result, steelmaking coal prices started the month of January 2024 at approximately US$320 per tonne and continue to trade near these levels through the date of this report.

Our 2024 annual guidance for our steelmaking coal business unit is unchanged from previously issued guidance.

Our steelmaking coal production in 2024 is expected to be between 24.0 and 26.0 million tonnes compared to 23.7 million tonnes produced in 2023. Production is expected to remain at these levels throughout 2025 to 2027.

We expect steelmaking coal sales in the first quarter of 2024 to be between 5.9 and 6.3 million tonnes, maximizing use of available inventories.

We expect our 2024 steelmaking coal adjusted site cash cost of sales[1] in 2024 to be between $95 and $110 per tonne. Relative to 2023, we anticipate ongoing inflationary cost impacts of certain key supplies to persist into 2024, including higher energy and maintenance parts, as well as higher contractor and labour costs. Transportation unit costs are expected to be between $47 and $51 per tonne in 2024.

[1] This is a non-GAAP financial measure or ratio. See "Non-GAAP Financial Measures and Ratios" for further information.

Exploration & Geoscience

Throughout 2023, we conducted exploration around our existing operations and globally in seven countries through our six regional offices. Expenditures for the year of $86 million, which were focused on copper, zinc and nickel, were lower than expenditures in 2022 of $90 million, primarily due to delays accessing properties to conduct drill programs in Canada, Chile, Peru and Türkiye. These delays were the result of permitting delays as well as additional time taken to negotiate community access agreements.

Exploration and Geoscience plays three critical roles at Teck: discovery of new orebodies through early-stage exploration and acquisition; pursuit, evaluation and acquisition of development opportunities; and delivery of geoscience solutions and services to create value at our existing mines and development projects.

Work continued in 2023 on resource expansion at Quebrada Blanca, where we commenced a large-scale drill program in 2022 to continue to investigate and confirm the extensions of the orebody, which remains open in multiple directions.

Early-stage copper exploration in 2023 focused primarily on advancing projects targeting porphyry-style mineralization in Chile, Peru and the United States, and evaluating new opportunities in South America, Europe, Central Asia and southern Africa. In 2024, we plan to drill a number of early-stage copper projects in Argentina, Chile, Kazakhstan and Peru.

Zinc exploration in 2023 was concentrated on early-stage programs in Australia, Canada, Ireland and Türkiye, and on an advanced-stage project in the Red Dog district in Alaska. In Alaska, Australia and Canada, the targets are large sediment-hosted deposits. In late 2023, the decision was made to terminate our exploration activities in Ireland. In 2024, we plan to continue evaluating early-stage targets on our properties in Australia, Canada and Türkiye, and to continue drilling advanced-stage projects in the Red Dog mine district in Alaska.

In 2023, we initiated early-stage exploration for nickel, with an initial focus on Australia, Canada and the United States. A key element of this program is the complete digitalization of Teck's historical exploration records — this digitization program will use advanced generative AI tools to drive and inform our evaluation of high-quality nickel prospects, plus copper and zinc prospects, globally. In 2024, work will focus on advancing an exploration alliance in Eastern Canada and evaluating early-stage opportunities in Australia and the United States.

In 2023, we also drilled 86 kilometres across four steelmaking coal operations in the Elk Valley to support our existing operations and extension projects.

Teck's exploration strategy is underpinned by an agile commercial mindset whereby we manage and refresh a portfolio of commercial opportunities such as retained project royalties and equity in junior exploration companies. In 2023, investments were made in exploration companies with copper portfolios in Canada and Peru, nickel portfolios in Canada, and zinc portfolios in Canada and the United States. Additionally, exploration agreements were signed with exploration companies with projects in Argentina, Australia, Canada, Kazakhstan, Peru and the United States.

Financial Overview

Financial Summary

($ in millions, except per share data)	2023		2022		2021[2]	
Revenue and profit						
Revenue	$	**15,011**	$	17,316	$	12,766
Gross profit	$	**5,143**	$	8,571	$	5,214
Gross profit before depreciation and amortization[1]	$	**7,074**	$	10,245	$	6,701
Profit from continuing operations before taxes	$	**3,944**	$	6,565	$	4,688
Adjusted EBITDA[1]	$	**6,367**	$	9,568	$	6,573
Profit attributable to shareholders	$	**2,409**	$	3,317	$	2,868
Profit from continuing operations attributable to shareholders	$	**2,435**	$	4,089	$	3,123
Cash flow						
Cash flow from operations	$	**4,084**	$	7,983	$	4,738
Property, plant and equipment expenditures	$	**4,678**	$	4,423	$	3,966
Capitalized stripping costs	$	**1,104**	$	1,042	$	667
Investments	$	**137**	$	199	$	160
Balance sheet						
Cash and cash equivalents	$	**744**	$	1,883	$	1,427
Total assets	$	**56,193**	$	52,359	$	47,368
Debt and lease liabilities, including current portion	$	**7,595**	$	7,738	$	8,068
Per share amounts						
Basic earnings per share	$	**4.65**	$	6.30	$	5.39
Diluted earnings per share	$	**4.59**	$	6.19	$	5.31
Basic earnings per share from continuing operations	$	**4.70**	$	7.77	$	5.87
Diluted earnings per share from continuing operations	$	**4.64**	$	7.63	$	5.78
Dividends declared per share	$	**1.00**	$	1.00	$	0.20

Notes:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.
2. Comparative figures for 2021 for the energy business unit have been represented for the classification of Fort Hills as a discontinued operation.

Our revenue and profit depend on the prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic conditions. We normally sell the products that we produce at prevailing market prices or, in the case of steelmaking coal, through an index-linked pricing mechanism or on a spot basis. Prices for our products can fluctuate significantly, and that volatility can have a material effect on our financial results.

Foreign exchange rate movements can also have a significant effect on our results and cash flows, as substantial portions of our operating costs are incurred in Canadian dollars and other currencies, and most of our revenue and debt is denominated in U.S. dollars. We determine our financial results in local currency and report those results in Canadian dollars; accordingly, our reported operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar, as well as the Peruvian sol and Chilean peso.

In 2023, our profit attributable to shareholders was $2.4 billion, or $4.65 per share. This compares with a record profit attributable to shareholders of $3.3 billion or $6.30 per share in 2022, and a profit attributable to shareholders of $2.9 billion or $5.39 per share in 2021. Profit decreased in 2023 primarily due to lower steelmaking coal prices and partly due to lower zinc prices and increased operating costs across our operations, reflecting ongoing inflationary pressures and operating challenges in the year. These items were partially offset by higher steelmaking coal sales volumes. Profit attributable to shareholders was a record in 2022 and higher than 2021 due to substantially higher steelmaking coal prices, partly offset by slightly lower steelmaking coal sales volumes and increased operating costs across our operations, reflecting inflationary pressures, particularly for diesel.

In 2023, we achieved a major milestone with bringing the QB2 project online and reaching near design throughput capacity by the end of the year. QB contributed additional copper revenues in the year; however, operating costs were at elevated levels during the production ramp-up, which reduced our profit in 2023.

Our profit and loss over the past three years has included items that we segregate for additional disclosure to investors so that the underlying profit of the company may be more clearly understood. Our adjusted EBITDA[1], which takes these items into account, was $6.4 billion in 2023, $9.6 billion in 2022 and $6.6 billion in 2021. Our adjusted profit attributable to shareholders[1], which takes these items into account, was $2.7 billion in 2023, $4.9 billion in 2022 and $3.1 billion in 2021, or $5.23, $9.25 and $5.74 per share, respectively. These items are described below and summarized in the table that follows.

In 2023, we recorded after-tax gains of $192 million related to the Quintette and Mesaba transactions, and after-tax proceeds of $150 million from the Elkview business interruption claim.

In October 2022, we announced an agreement to sell our 21.3% interest in Fort Hills Energy Limited Partnership (Fort Hills) and certain associated downstream assets to Suncor Energy Inc. Subsequently, TotalEnergies EP Canada Ltd. exercised its right of first refusal to purchase a proportional share of our interest in Fort Hills. On February 2, 2023, we completed the sale to Suncor and TotalEnergies for aggregate gross proceeds of approximately $1 billion in cash and there was no current income tax payable on the disposal. Based on the consideration of $1 billion in cash and other contractual adjustments, we recorded a non-cash pre-tax impairment of $1.2 billion in 2022 at the time we announced the sale of our interest in Fort Hills.

In 2021, we recorded a non-cash pre-tax asset impairment reversal on our Carmen de Andacollo Operations of $215 million as a result of an increase in market expectations for long-term copper prices. This was partially offset by a $141 million charge associated with the QB2 variable consideration.

---

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

The following table shows the effect of these items on our profit and loss.

($ in millions, except per share data)	2023	2022[2]	2021[4]
Profit from continuing operations attributable to shareholders	$ 2,435	$ 4,089	$ 2,868
Add (deduct) on an after-tax basis:			
Asset impairments (impairment reversal)	–	952	(150)
Loss on debt purchase	–	42	–
QB2 variable consideration to IMSA and ENAMI	95	115	124
Environmental costs	123	99	79
Inventory write-downs	18	36	2
Share-based compensation	85	181	94
Commodity derivatives	9	(25)	15
Loss (gain) on disposal or contribution of assets	(178)	7	–
Elkview business interruption claim	(150)	–	–
Chilean tax reform	69	–	–
Loss from discontinued operations[3]	–	(791)	–
Other	201	168	25
Adjusted profit attributable to shareholders[1]	$ 2,707	$ 4,873	$ 3,057
Basic earnings per share	$ 4.70	$ 7.77	$ 5.39
Diluted earnings per share	$ 4.64	$ 7.63	$ 5.31
Adjusted basic earnings per share[1]	$ 5.23	$ 9.25	$ 5.74
Adjusted diluted earnings per share[1]	$ 5.15	$ 9.09	$ 5.66

Notes:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.
2. Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
3. Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
4. Amounts for the year ended December 31, 2021 are as previously reported.

Cash flow from operations in 2023 was $4.1 billion, compared with $8.0 billion in 2022 and $4.7 billion in 2021. The changes in cash flow from operations are mainly due to varying commodity prices, especially for steelmaking coal, changes in sales volumes of our principal products and, to some extent, changes in foreign exchange rates and changes in working capital items.

At December 31, 2023, our cash balance was $744 million. Total debt was $7.6 billion and our net-debt to net-debt-plus-equity ratio[1] was 19% at December 31, 2023, compared with 18% at December 31, 2022 and 22% at the end of 2021.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Gross Profit

Our gross profit is made up of our revenue less the operating expenses at our producing operations, including depreciation and amortization. Income and expenses from our business activities that do not produce commodities for sale are included in our other operating income and expenses or in our non-operating income and expenses.

Our principal commodities are copper, zinc and steelmaking coal, which accounted for 20%, 14% and 57% of revenue, respectively, in 2023. Silver and lead are significant by-products of our zinc operations, accounting for 6% of our 2023 revenue. We also produce a number of other by-products, including molybdenum, various specialty metals, and chemicals and fertilizers, which in total accounted for 3% of our revenue in 2023.

Our revenue is affected by sales volumes, which are determined by our production levels and by demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenue was $15.0 billion in 2023, compared with $17.3 billion in 2022 and $12.8 billion in 2021. The decrease in 2023 was primarily due to lower steelmaking coal prices and, to a lesser extent, lower zinc prices, partly offset by an increase in steelmaking coal sales volumes and additional copper revenues with the ramp-up of QB2. The increase in 2022 revenue from 2021 was primarily due to substantially higher steelmaking coal prices.

Average prices for copper (LME) declined slightly by 4% in 2023 as compared with 2022, while average zinc (LME) prices declined by 24% and average realized steelmaking coal prices declined by 26% in 2023 compared with record prices realized in 2022.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail Operations' refining and smelting activities, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port and other distribution services. In certain circumstances, we negotiate prices and other terms for the provision of these services where we may not have viable alternatives to using specific providers or may not have access to regulated rate-setting mechanisms or appropriate remedies for service failures. Contractual disputes, demurrage charges, availability of vessels and railcars, weather problems and other factors, as well as rail and port capacity issues, can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

2023 Revenue by Business Unit



2023 Gross Profit by Business Unit



2023 Revenue by Commodity



Our costs are dictated mainly by our production volumes; by the costs for labour, operating supplies and concentrate purchases; by strip ratios, haul distances and ore grades; by distribution costs, commodity prices, foreign exchange rates and costs related to non-routine maintenance projects; and by our ability to manage these costs. Production volumes mainly affect our variable operating and distribution costs. In addition, production affects our sales volumes; when combined with commodity prices, this affects profitability and our royalty expenses.

Our cost of sales was $9.9 billion in 2023, compared with $8.7 billion in 2022 and $7.6 billion in 2021. The increase in cost of sales in 2023 compared to 2022 was primarily the result of the production ramp-up of QB2, which accounted for approximately $625 million of the increase, and the effect of increased sales volumes for steelmaking coal. In addition, operating costs were higher across our operations, reflecting ongoing inflationary pressures and operating challenges in the year.

Other Expenses

($ in millions)		2023		2022		2021
General and administration	$	**317**	$	236	$	172
Exploration		**86**		90		65
Research and innovation		**164**		157		129
Asset impairment (impairment reversal)		**–**		–		(215)
Other operating (income) expense		**206**		1,102		80
Finance income		**(112)**		(53)		(5)
Finance expense		**274**		203		190
Non-operating (income) expense		**266**		275		107
Share of (profit) losses of associates and joint ventures		**(2)**		(4)		3
	$	**1,199**	$	2,006	$	526

In 2023, general and administration expenses of $317 million increased by $81 million compared to 2022 as a result of increased activity in the organization in relation to QB2 and strategic initiatives, and as we invest in digital technology to enhance productivity across our business. General and administration expenses are expected to continue at current levels into 2024.

Our exploration expenses in 2023 of $86 million, which were focused on copper, zinc and nickel, were lower than expenditures in 2022 of $90 million, primarily due to delays accessing properties to conduct drill programs.

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We try to do this through our exploration and development programs and through acquisition of interests in new properties or in companies that own them. Exploration for minerals and steelmaking coal is highly speculative, and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Our research and innovation expenditures of $164 million in 2023 were primarily focused on the development of internal and external growth opportunities, and the development and implementation of process and environmental technology improvements at operations.

Other operating income and expenses include items we consider to be related to the operation of our business, such as final pricing adjustments (which are further described below), share-based compensation, gains or losses on commodity derivatives, gains or losses on the sale of operating or exploration assets, and provisions for various costs at our closed properties. Significant items in 2023 included $244 million on gains on disposal or contribution of assets that included a $191 million gain on the Mesaba transaction, $221 million for insurance proceeds from the Elkview business interruption claim, $39 million of positive pricing adjustments, $107 million of share-based compensation relating to an increase in our share price, and $168 million of environmental costs primarily relating to the decommissioning and restoration provision of our closed operations. Significant items in 2022 included $371 million of negative pricing adjustments, $236 million of share-based compensation relating to an increase in our share price, and $128 million of environmental costs primarily relating to the decommissioning and restoration provision of our closed operations. Significant items in 2021 included $442 million of positive pricing adjustments, partially offset by $125 million of share-based compensation. We also recorded $108 million of environmental costs, primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations, and $97 million of take-or-pay contract costs.

Sales of our products, including by-products, are recognized in revenue at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have the present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms, and there is no unfulfilled obligation that could affect the customer's acceptance of the product. For sales of steelmaking coal and copper, zinc and lead concentrates, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by or directly contracted by the customer. For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier specified by the customer.

The majority of our base metal concentrates and refined metals are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to sale. For these sales, revenue is recognized based on the estimated consideration to be received at the date of sale with reference to relevant commodity market prices. Our refined metals are sold under spot or average pricing contracts. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments.

Adjustments are made to settlement receivables in subsequent periods based on movements in quoted market prices or published price assessments (for steelmaking coal) up to the date of final pricing. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as other operating income or expense. It should be noted that these effects arise on the sale of concentrates, as well as on the purchase of concentrates, at our Trail Operations.

The following table outlines our outstanding receivable positions, which were subject to provisional pricing terms at December 31, 2023 and 2022, respectively.

	Outstanding at December 31, 2023		Outstanding at December 31, 2022	
	Volume	Price	Volume	Price
Copper (pounds in millions)	127	US$3.87/lb.	168	US$3.80/lb.
Zinc (pounds in millions)	167	US$1.20/lb.	218	US$1.35/lb.
Steelmaking coal (tonnes in thousands)	504	US$264/tonne	388	US$257/tonne

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest on our pension obligations, and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against the cost of our development projects. Our finance expense of $274 million in 2023 increased by $71 million compared to 2022, primarily due to higher accretion for our decommissioning and restoration provision.

We expect our quarterly finance expense to increase beginning in the first quarter of 2024 compared to 2023, as the capitalization of interest relating to the development of QB2 will decrease significantly. We will continue to capitalize interest on the port offshore facilities through completion of that area of the QB2 project.

Non-operating income (expense) includes items that arise from financial and other matters, and includes such items as foreign exchange gains or losses, debt refinancing costs, gains or losses on the revaluation of debt prepayment options, and gains or losses on the sale of investments.

In 2023, non-operating expenses included $156 million of expenses associated with QB2 variable consideration to IMSA and ENAMI. Of the $156 million, $152 million was due to the revaluation of the financial liability for the preferential dividend stream related to ENAMI's interest in QBSA, which is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affects the timing of when QBSA repays the loans. The remaining $4 million of expense relates to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA through the purchase of IMSA, a private Chilean company and former QBSA shareholder. The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024, or up to a lesser maximum in certain circumstances thereafter.

In 2022, non-operating expenses included a $58 million loss on the purchase of US$743 million aggregate principal amount of our outstanding notes during 2022 and $188 million of expenses associated with QB2 variable consideration to IMSA and ENAMI. Of the $188 million, $183 million was due to the revaluation of the financial liability for the preferential dividend stream related to ENAMI's interest in QBSA, as outlined above. The remaining $5 million of expense relates to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA.

In 2021, non-operating expenses included $141 million of expenses associated with QB2 variable consideration owing to a former owner and to a holder of a carried interest. Of the $141 million, $44 million was due to the revaluation of the financial liability for the preferential dividend stream related to ENAMI's interest in QBSA. The remaining $97 million of expense relates to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA.

Income Taxes

Provision for income and resource taxes was $1.6 billion, or 41% of pre-tax profit. Our effective tax rate is higher than the Canadian statutory income tax rate of 27% due generally to resource taxes and higher taxes in some foreign jurisdictions. This year, we recorded a one-time deferred tax charge of $106 million arising from the enactment of the new Chilean two-tiered mining royalty regime, which added 3% to our overall tax rate.

The new Chilean mining royalty regime consists of a flat 1% *ad valorem* component applicable to copper revenues and a profit-based component based on rates ranging from 8% to 26%, determined in reference to mining margin percentage, applicable to adjusted operating profits. The amount of the profit-based royalty is capped so that the overall effective tax rate does not exceed 46.5% as computed in reference to the sum of the *ad valorem* and profit-based components of the royalty, corporate income tax and imputed withholding tax in relation to adjusted operating profits. Due to the tax stability agreements we have in place with the Chilean government for Carmen de Andacollo and Quebrada Blanca, we will continue to be subject to the current Specific Mining Tax regime until the end of 2027 and 2037, respectively, before we are subject to the new mining royalty regime.

We are subject to, and pay, income and resource taxes in all jurisdictions that we operate in. Previously deferred Canadian income taxes associated with our Canadian steelmaking coal and copper operations in 2022 of approximately $625 million and final taxes associated with our 2023 earnings of approximately $590 million are payable at the end of February 2024.

Our effective tax rate is sensitive to a variety of factors including the ramp-up of QB2, certain corporate and finance expenses that are not deductible for resource tax purposes, the relative amount of operating margins and effective tax rates in the various jurisdictions in which we operate, and various other factors. We expect our 2024 effective tax rate, excluding the impact of the sale of our steelmaking coal business and other corporate items, to be between 41% and 43%. The increase in our expected effective tax rate from 37% to 39% to 41% to 43% is due to increased exposure to higher Chilean royalties, expensing rather than capitalizing financing costs at QB2, and increased corporate general and administration expense relative to our expected net income before tax due to the sale of our steelmaking coal business. As such, our 2024 effective tax rate will be significantly impacted by the sale of the steelmaking coal business to Glencore due to the accrual of capital gains tax arising on the sale transaction and upon presentation of the steelmaking coal earnings in discontinued operations, at the time that occurs.

Discontinued Operation

On October 26, 2022, we announced an agreement to sell our 21.3% interest in the Fort Hills Energy Limited Partnership (Fort Hills) and associated downstream assets to Suncor. Subsequently, TotalEnergies exercised its right of first refusal to purchase a proportional share of our interest in Fort Hills. On February 2, 2023, this transaction closed and we received aggregate gross proceeds of approximately $1 billion in cash. There was no current income tax payable on the disposal.

Based on the consideration of $1 billion in cash and other contractual adjustments relating to the sale of our interest in Fort Hills, we recorded a non-cash pre-tax impairment of $1.2 billion (after-tax $961 million) as at December 31, 2022. As part of the sale, we agreed to make scheduled payments to Suncor over the remaining term of the downstream contract in order to reduce the impact of certain pipeline tolls payable under that downstream contract indirectly assumed by Suncor.

Results from our interest in Fort Hills have been classified as discontinued operations and assets held for sale beginning in the fourth quarter of 2022.

In 2022, we incurred a $772 million loss from the discontinued operation compared with a $255 million loss in 2021. Western Canadian Select (WCS) prices at Hardisty, Alberta averaged US$76.02 per barrel in 2022 compared with US$54.87 per barrel in 2021. Our 21.3% share of bitumen production from Fort Hills in 2022 was 33,491 barrels per day, compared with 19,935 barrels per day in 2021. The bitumen production in 2022 was higher than the previous year due to two-train production ramp-up in December 2021.

Transactions

Sale of Steelmaking Coal Business

On November 13, 2023, we announced the full sale of EVR for an implied enterprise value of US$9.0 billion, with a majority stake to be sold to Glencore and a minority stake to be sold to NSC. Glencore has agreed to acquire a 77% interest in EVR for US$6.9 billion in cash, payable to Teck on closing and subject to customary closing adjustments. NSC agreed to acquire a 20% interest in EVR in exchange for its 2.5% interest in Elkview Operations plus US$1.3 billion in cash paid at closing to Teck and US$0.4 billion paid subsequently to Teck out of cash flows from EVR. Teck will continue to operate the steelmaking coal business and will retain all cash flows from EVR until closing of the Glencore transaction.

Closing of the transaction with Glencore is subject to the satisfaction of customary conditions, including receipt of regulatory approvals, which are underway. While closing could occur earlier, it is expected no later than the third quarter of 2024. Closing of the sale of the minority interest in EVR to NSC occurred on January 3, 2024 and cash proceeds of US$1.3 billion were received. Also, on January 3, 2024, POSCO exchanged its 2.5% interest in Elkview Operations and its 20% interest in the Greenhills joint venture, for a 3% interest in EVR.

Following the closing of that transaction, Teck will have no further financial interest in EVR.

San Nicolás Arrangement

On April 6, 2023, we closed the transaction with Agnico Eagle Mines Limited (Agnico Eagle), forming a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. Agnico Eagle has agreed to subscribe for a 50% interest in San Nicolás for US$580 million, to be contributed as study and development costs are incurred by San Nicolás.

We concluded that San Nicolás is a joint operation where we share joint control with Agnico Eagle due to the key facts that Teck and Agnico Eagle are obligated for their share of the outputs of the arrangement, and that Teck and Agnico Eagle are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses, and cash flows. As contributions are made by Agnico Eagle to San Nicolás, their incremental contributions will result in an increase in their share ownership and a reduction in our share ownership until Agnico Eagle has achieved a 50% interest in San Nicolás. At December 31, 2023, we had 91% of share ownership and Agnico Eagle had 9%.

We recognized a gain of $5 million in other operating income (expense), attributable to Agnico Eagle's initial subscription and incremental contributions, totalling an aggregate of 9% of the project during 2023.

Quintette Sale Transaction

On February 16, 2023, we closed the transaction with Conuma Resources Limited (Conuma) to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. In exchange for the sale of the Quintette steelmaking coal mine, Conuma has agreed to pay in cash $120 million of staged payments over 36 months and an ongoing 25% net profits interest royalty, first payable after Conuma recovers its initial construction investments in Quintette.

We accounted for this transaction by recognizing:
· Cash of $30 million related to a non-refundable deposit and cash received upon closing
· A financial receivable of $69 million recorded as part of financial and other assets, which reflects the fair value of the staged payments at the close of the transaction
· A mineral interest royalty in the amount of $200 million recorded as part of property, plant and equipment that is a non-cash investing transaction and reflects the fair value of the royalty interest on closing of the transaction; the key facts and circumstances that resulted in concluding the royalty should be accounted for as a mineral interest were the alignment of cash flow risks and returns with the existing mine plan and that payments will only occur during the life of the mine

We recognized a pre-tax gain of approximately $75 million ($50 million after-tax) in other operating income (expense) upon closing of this transaction.

Mesaba Arrangement

On February 15, 2023, we closed the transaction with PolyMet Mining Corp. (PolyMet), forming a 50:50 joint arrangement to advance PolyMet's NorthMet project and Teck's Mesaba mineral deposit. The joint arrangement is held and operated through a new entity named NewRange Copper Nickel LLC (NewRange).

We concluded that NewRange is a joint operation where we share joint control with PolyMet due to the key facts that Teck and PolyMet are obligated for their share of the outputs of the arrangement, and that Teck and PolyMet are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses, and cash flows.

We concluded that both parties contributed groups of assets that do not constitute businesses in the formation of the NewRange joint operation, and we recorded $232 million of property, plant and equipment and $16 million of intangibles in a non-cash investing transaction. We have measured the fair value of the assets and liabilities contributed by PolyMet through reference to market share price data, adjusted for transaction-specific factors, which is classified as a Level 3 measurement within the fair value measurement hierarchy.

We recognized a pre-tax gain of approximately $191 million ($142 million after-tax) in other operating income (expense) upon closing of this transaction. The gain was determined by calculating 50% of the fair value of the NorthMet project contributed by PolyMet, less 50% of the carrying value of the Mesaba mineral deposit contributed by Teck.

Fort Hills Sale Transaction

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor) and TotalEnergies EP Canada Ltd. (TEPCA). TEPCA had exercised its right of first refusal to purchase its proportionate share of our Fort Hills interest.

We have accounted for this transaction by recognizing:

· Aggregate cash proceeds of approximately $1 billion from Suncor and TEPCA
· A financial liability estimated at $269 million on closing. The current portion of $26 million was recorded as part of trade accounts payable and other liabilities. The non-current portion of $243 million was recorded as part of provisions and other liabilities. This financial liability is related to the remaining term of a downstream pipeline take-or-pay toll commitment.

We recognized a loss of approximately $8 million upon closing of this transaction, which was presented in loss from discontinued operations.

During 2022, we recorded a non-cash, pre-tax asset impairment of $1.2 billion (after-tax $961 million) as a result of the announced sale of our interest in Fort Hills.

Financial Position and Liquidity

Our liquidity remained strong at $6.0 billion as at December 31, 2023, including $744 million of cash. At December 31, 2023, the principal balance of our term notes was US$2.5 billion and we maintained a US$4.0 billion undrawn revolving credit facility. As at December 31, 2023, our US$2.5 billion QB2 project financing facility had a balance of US$2.2 billion after two payments of US$147 million were made during 2023. As at December 31, 2023, Antamina's US$1.0 billion loan facility agreement, of which our 22.5% share is US$225 million, was fully drawn.

Our US$4.0 billion sustainability-linked revolving credit facility involves pricing adjustments that are aligned with our sustainability performance and strategy, and has a maturity to October 2026. Our sustainability performance over the term of the facility is measured by greenhouse gas intensity, the percentage of women in Teck's workforce, and safety. At December 31, 2023, our US$4.0 billion facility was undrawn.

Quebrada Blanca (QBSA) entered into a contract with Transelec S.A. to lease an electrical power transmission system to connect the QB2 project with the Chilean national power grid. In the fourth quarter, the Chilean National Electric Coordinator issued the certificate that approves the entry into operation for the transmission system, leading to the commencement date of the lease. The lease requires QBSA to pay approximately US$22 million per year, escalating by

2.2% annually. On initial recognition of the lease in the fourth quarter, we recorded a lease liability of approximately US$324 million, with a corresponding right-of-use asset.

Our outstanding debt was $7.6 billion at December 31, 2023, compared with $7.7 billion at the end of 2022 and $8.1 billion at the end of 2021. The decrease in 2023 is due to the redemption of the 3.75% notes due in 2023 of US$108 million, the two semi-annual repayments of US$147 million on the QB2 project financing and the strengthening of the Canadian dollar, partially offset by draws on the loan entered into at Carmen de Andacollo and the Transelec lease, noted above.

We maintain investment grade ratings of Baa3, BBB-, and BBB- with stable outlooks from Moody's, S&P, and Fitch respectively.

Our debt positions and credit ratios are summarized in the following table:

	December 31, 2023	December 31, 2022	December 31, 2021
Term notes	$ 2,470	$ 2,585	$ 3,478
QB2 US$2.5 billion limited recourse project finance facility	2,206	2,500	2,252
Lease liabilities	802	422	547
Carmen de Andacollo short-term loans	95	52	–
Antamina credit facilities	225	225	176
Less unamortized fees and discounts	(56)	(71)	(89)
Debt (US$ in millions)	$ 5,742	$ 5,713	$ 6,364
Debt (Canadian $ equivalent)[1]	7,595	7,738	8,068
Less cash balances	(744)	(1,883)	(1,427)
Net debt[2] (A)	$ 6,851	$ 5,855	$ 6,641
Equity (B)	$ 28,292	$ 26,511	$ 23,773
Net-debt to net-debt-plus-equity ratio[2] (A/(A+B))	19%	18%	22%
Net-debt to adjusted EBITDA ratio[2]	1.1x	0.6x	1.0x
Weighted average coupon rate on the term notes	5.4%	5.3%	5.5%

Notes:
1. Translated at period end exchange rates.
2. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

At December 31, 2023, the weighted average maturity of our term notes is approximately 14.7 years and the weighted average coupon rate is approximately 5.4%.

Cash flow from operations was $4.1 billion in 2023, which was reduced by a buildup of working capital items in the year of $1.0 billion. Our cash position decreased from $1.9 billion at the end of 2022 to $744 million at December 31, 2023. Significant outflows included $4.7 billion of capital expenditures, primarily related to QB2, $1.1 billion of capitalized stripping costs, $515 million of dividends, $250 million of share buybacks and $753 million of interest and finance charges, primarily on our outstanding debt. Significant inflows during 2023 included $1.3 billion of QB2 advances from SMM/SC, and cash proceeds of approximately $1.0 billion from the sale of our 21.3% interest in Fort Hills.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit, including a US$4.0 billion sustainability-linked facility, which was undrawn as at December 31, 2023.

Borrowing under our primary committed revolving credit facility is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request. Our US$4.0 billion sustainability-linked facility does not contain an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse borrowing condition. The only financial covenant under our credit agreements is a requirement for our net debt to capitalization ratio not to exceed 60%. That ratio was 20% at December 31, 2023.

In addition to our US$4.0 billion sustainability-linked facility, we maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. At December 31, 2023, we had $2.6 billion of letters of credit outstanding. We also had $1.2 billion in surety bonds outstanding at December 31, 2023, mostly to support current and future reclamation obligations.

Under the terms of the silver streaming agreement relating to Antamina, if there is an event of default under the agreement or Teck insolvency, Teck Base Metals Ltd., our subsidiary that holds our interest in Antamina, is restricted from paying dividends or making other distributions to Teck to the extent that there are unpaid amounts under the agreement. In addition, the QB2 project finance arrangements include customary restrictions on the payment of dividends and other distributions from the project company until project completion has been achieved; such distributions are also subject to compliance with certain other conditions.

Early repayment of borrowings under our US$4.0 billion credit facility, outstanding public debt and the QB2 project finance arrangements may be required if an event of default under the relevant agreement occurs. In addition, we are required to offer to repay indebtedness outstanding under our revolving credit facility and certain of our public debt in the event of a change of control, as determined under the relevant agreements.

Capital Allocation Framework

Our capital allocation framework describes how we allocate funds to sustaining and growth capital, maintaining solid investment grade credit metrics and returning excess cash to shareholders. This framework reflects our intention to make additional returns to shareholders by supplementing our base dividend with at least an additional 30% of available cash flow after certain other repayments and expenditures have been made. For this purpose, we define available cash flow (ACF) as cash flow from operating activities after interest and finance charges, lease payments and distributions to non-controlling interests less: (i) sustaining capital and capitalized stripping; (ii) committed growth capital; (iii) any cash required to adjust the capital structure to maintain solid investment grade credit metrics; (iv) our base $0.50 per share annual dividend; and (v) any share repurchases executed under our annual buyback authorization. Proceeds from any asset sales may also be used to supplement available cash flow. Any additional cash returns may be made through share repurchases and/or supplemental dividends depending on market conditions at the relevant time.

Our results can be highly variable, as they are dependent on commodity prices and various other factors. Investors should not assume that there will be available cash or any supplemental returns in any given year. In 2023, we returned cash to shareholders through dividends and share buybacks. We paid dividends of $515 million in 2023, comprised of a $250 million supplemental dividend and $265 million of base dividends. We also returned $250 million during 2023 through the purchase of our Class B subordinate voting shares. Since 2019, we have returned $3.9 billion to shareholders, including $2.5 billion of Class B subordinate voting share buybacks.

On February 21, 2024, the Board authorized up to a $500 million share buyback, and approved the payment of our quarterly base dividend of $0.125 per share payable on March 28, 2024 to shareholders of record on March 15, 2024. Additional buybacks will be considered regularly in the context of market conditions.

Operating Cash Flow

Cash flow from operations was $4.1 billion in 2023, compared with $8.0 billion in 2022 and $4.7 billion in 2021. The decrease in 2023, compared with 2022, was primarily due to the substantial decrease in steelmaking coal prices and a buildup of working capital items, and partly due to lower zinc prices and higher operating costs across our operations. The increase in 2022, as compared to 2021, was primarily due to higher prices for our principal products, especially steelmaking coal.

Changes in working items resulted in a use of cash of $1.0 billion in 2023 compared with $107 million in 2022. In 2023, there was a buildup of trade receivables, primarily at our steelmaking coal operations, as a result of substantially higher sales volumes and the timing of those sales in the fourth quarter. In addition, there was an increase in supplies inventories at QB as a result of the ramp-up of operations, and across our other operations, reflecting inflationary cost pressures on consumables.

Investing Activities

Expenditures on property, plant and equipment were $4.7 billion in 2023, including $2.2 billion on the QB2 project, $665 million for QB2 ramp-up capital and $1.4 billion on sustaining capital. The largest component of sustaining capital expenditures was $778 million at our steelmaking coal operations.

Capitalized production stripping costs were $1.1 billion in 2023 compared with $1.0 billion in 2022. The majority of these costs are associated with the advancement of pits for future production at our steelmaking coal operations.

Capital expenditures for 2023 are summarized in the table on page 45.

Expenditures on investments in 2023 were $137 million and included $77 million for intangible and other assets, and $45 million for marketable securities.

In February 2023, we received cash proceeds of approximately $1.0 billion from the sale of our 21.3% interest in Fort Hills. Cash proceeds from the sale of assets and investments were $162 million in 2023, $113 million in 2022 and $54 million in 2021.

Financing Activities

In 2023, debt proceeds totalled $230 million, while debt repayments totalled $710 million. Debt proceeds primarily related to short-term loans at our Carmen de Andacollo Operations. Debt repayments included the redemption of the 3.75% notes at maturity for US$108 million, the first and second semi-annual repayments of US$147 million of the QB2 project financing facility made on June 15, 2023 and December 15, 2023, and repayments of our short-term loans at our Carmen de Andacollo Operations.

In 2022, debt proceeds totalled $569 million, while debt repayments totalled $1.3 billion. Debt proceeds in 2022 included $315 million drawdown on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. The facility was fully drawn in April 2022. Debt proceeds also included $63 million final drawdown on Antamina's loan agreement. The loan agreement was fully drawn during the first quarter of 2022, with our share being US$225 million. Debt repayments in 2022 included the redemption of our US$150 million 4.75% note for $187 million and the purchase of US$650 million of our public notes in a waterfall tender for $892 million.

In 2021, debt proceeds totalled $1.6 billion, while debt repayments totalled $155 million. We also repaid $335 million, net, on our revolving credit facility during the year. Debt proceeds included a drawdown of $1.4 billion on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. Antamina entered into a US$1.0 billion loan agreement during 2021. As at December 31, 2021, our share of the amount drawn was US$158 million, which is included in our debt proceeds for the year.

During 2023, we paid $515 million in respect of our regular annual base dividend of $0.50 per share or $265 million and an additional one-time supplemental dividend of $0.50 per share or $250 million.

In 2023, we purchased and cancelled approximately 4.7 million Class B shares at a cost of $250 million under our normal course issuer bid.

Quarterly Profit and Cash Flow

($ in millions except per share data)	2023				2022			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$ 4,108	$ 3,599	$ 3,519	$ 3,785	$ 3,140	$ 4,260	$ 5,300	$ 4,616
Gross profit	$ 1,236	$ 831	$ 1,410	$ 1,666	$ 1,154	$ 1,797	$ 3,142	$ 2,478
Profit (loss) attributable to shareholders	$ 483	$ 276	$ 510	$ 1,140	$ 266	$ (195)	$ 1,675	$ 1,571
Basic earnings (loss) per share	$ 0.93	$ 0.53	$ 0.98	$ 2.22	$ 0.52	$ (0.37)	$ 3.12	$ 2.93
Diluted earnings (loss) per share	$ 0.92	$ 0.52	$ 0.97	$ 2.18	$ 0.51	$ (0.37)	$ 3.07	$ 2.87
Cash flow from operations	$ 1,126	$ 736	$ 1,130	$ 1,092	$ 930	$ 1,809	$ 2,921	$ 2,323

Gross profit from our copper business unit decreased to $81 million in the fourth quarter compared with $248 million a year ago. The decline in gross profit was primarily due to elevated operating costs at QB as production ramp-up continued in the fourth quarter. QB was operating near design throughput capacity at the end of 2023.

Record copper production of 103,400 tonnes was achieved in the fourth quarter, which was 58% higher than a year ago. The increase was driven by the ramp-up of QB leading to 34,300 tonnes of copper in concentrate production, higher production from Highland Valley Copper as a result of increased mill throughput, and higher production from Antamina due to higher grades.

Gross profit from our zinc business unit increased to $71 million in the fourth quarter compared with $57 million a year ago. Improved results from our Trail Operations as a result of returning to full production rates and the benefit of higher contracted zinc premiums, were largely offset by an 18% decrease in realized zinc prices and higher operating costs at our Red Dog Operations.

At our Red Dog Operations, zinc production in the fourth quarter increased by 30% from a year ago to 155,300 tonnes, while lead production increased by 41% to 25,400 tonnes; both were driven by higher mill throughput and grades. At our Trail Operations, production volumes of refined zinc and lead were substantially higher than a year ago, as production last year was impacted by planned major asset renewal activities in both the zinc and lead circuits.

Gross profit in the fourth quarter from our steelmaking coal business unit increased to $1.1 billion compared with $849 million a year ago primarily due to higher sales volumes, partially offset by lower steelmaking coal prices. Realized steelmaking coal prices averaged US$270 per tonne in the fourth quarter compared to US$278 per tonne in the same period a year ago.

Fourth quarter sales volumes of 6.1 million tonnes were near the top end of our previously disclosed guidance of 5.8 to 6.2 million tonnes, driven by production rates in the quarter and supported by strong logistics performance. Sales volumes in the fourth quarter were significantly higher than the 4.3 million tonnes in the same period last year. Overall plant reliability and performance were strong in the fourth quarter, supported by a plant improvement initiative, which continues to show positive results.

In the fourth quarter, profit from continuing operations attributable to shareholders was $483 million or $0.93 per share compared to $247 million or $0.48 per share in the same period last year. The increase compared with a year ago is primarily due to an increase in steelmaking coal sales volumes. These increases were partially offset by lower steelmaking coal and zinc prices, and higher unit costs across our operations, including elevated costs at QB as production ramp-up continues.

Cash flow from operations in the fourth quarter was $1.1 billion compared with $930 million a year ago. The increased cash flow reflects an increase in profit attributable to shareholders primarily due to higher steelmaking coal sales volumes.

During the fourth quarter, changes in working capital items resulted in a use of cash of $184 million as result of a buildup of trade receivables at our steelmaking coal operations and at QB, reflecting the ramp-up of the operation. This compares with a use of cash of $154 million a year ago, when there was a buildup of steelmaking coal production inventories and an increase in supply inventories at QB.

Outlook

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our capital costs and operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2023, approximately US$2.3 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities; however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, as well as any potential resurgence of COVID-19 may have on demand and prices for our commodities, on our suppliers and employees, and on global financial markets in the future, which could be material.

As a result of the announcement of the sale of our steelmaking coal business as previously described in this document, the following describes the effect that the completion of the transaction is expected to have on our financial condition, financial performance and cash flow from operations.

We expect our cash position and liquidity will increase significantly upon closing of the Glencore transaction. The increase in our cash position and liquidity is expected to enable us to balance investment in copper growth, with debt reductions, and a higher cash balance, and consideration of further returns to shareholders, aligned with our Capital Allocation Framework.

The closing of the transaction is expected to result in a reduction in our revenue, gross profit, EBITDA[1] and cash flow from operations relative to prior years, particularly while the ramp-up continues at our expanded QB operations.

We expect our net assets on our balance sheet to remain similar upon the closing of the transaction, as the removal of the assets and liabilities of our steelmaking coal business unit will be offset by the cash proceeds received from the transaction. We expect our results to be less sensitive to the Canadian/U.S. dollar exchange rate. Substantially all of the sales from our steelmaking coal business are in U.S. dollars, whereas substantially all of the operating expenses in our steelmaking coal business are in Canadian dollars.

Additional information about the risks related to the transaction are available in our Annual Information Form for the year ended December 31, 2023, filed under our profile at www.sedarplus.ca.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

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[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rates and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2024 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30 is as follows:

	2024 Mid-Range Production Estimates[1]	Change	Estimated Effect of Change On Profit (Loss) Attributable to Shareholders[2] ($ in millions)	Estimated Effect on EBITDA[2,5] ($ in millions)
US$ exchange		CAD$0.01	$ 63	$ 110
Copper (000's tonnes)	502.5	US$0.01/lb.	$ 7	$ 13
Zinc (000's tonnes)[3]	880.0	US$0.01/lb.	$ 8	$ 11
Steelmaking coal (million tonnes)	25.0	US$1/tonne	$ 14	$ 29
WTI[4]		US$1/bbl	$ 3	$ 5

Notes:
1. All production estimates are subject to change based on market and operating conditions.
2. The effect on our profit (loss) attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3. Zinc includes 282,500 tonnes of refined zinc and 597,500 tonnes of zinc contained in concentrate.
4. Our WTI oil price sensitivity takes into account the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.
5. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Guidance

Our guidance for 2024 is unchanged from our guidance released on January 15, 2024. The guidance ranges below reflect our operating plans, which include known risks and uncertainties. Events such as extreme weather, unplanned operational shutdowns and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production volumes and any variances from estimated production ranges will impact unit costs.

We have included range-based guidance for all categories of guidance disclosed and have provided further annual detail for our three-year production guidance to outline expected production fluctuations within that period.

Annual 2024 guidance and three-year production guidance has been provided for our steelmaking coal business. The guidance is on a 100% basis and reflects the exchange of minority interests by NSC of 2.5% in Elkview Operations and by POSCO of 2.5% in Elkview Operations and 20% in the Greenhills joint venture, as previously described. Therefore, our reported production and sales statistics will increase from 80% to 100% for Greenhills effective January 3, 2024. Our reported production and sales statistics for Elkview Operations will continue to be reported on a 100% basis, consistent with our past reported presentation.

We will include 100% of production and sales from the EVR operations in our production and sales volumes, even though we own 77% of EVR, because we will fully consolidate (100%) EVR results in our financial statements. Our revenue, gross profit, and EBITDA[1] will be on a 100% basis reflecting the fully consolidated results of EVR. Our profit (loss) attributable to shareholders will reflect our 77% ownership of EVR's results, as 23% of EVR's results will be attributable to non-controlling interests reflecting NSC's (20%) and POSCO's (3%) ownership of EVR.

We remain highly focused on managing our controllable operating expenditures. However, in line with the broader mining industry, we continue to face inflationary cost pressures across our business, which have increased our operating costs and capital expenditure compared to prior years. While our underlying key mining drivers such as strip ratios and haul distances remain relatively stable, inflationary pressures on key input costs are expected to persist through 2024. Pressures on the cost of certain key supplies, including mining equipment, labour and contractors, as well as energy costs in Chile and changing diesel prices, are reflected in our capital expenditure and annual unit cost guidance for 2024.

Production Guidance

Total copper production in 2024 is expected to significantly increase to between 465,000 and 540,000 tonnes compared to the 296,500 tonnes produced in 2023. The increase is driven by higher annual production at QB and Highland Valley Copper. QB will focus on reliability, consistency and increased availability and we expect to produce between 230,000 and

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

275,000 tonnes in 2024. This is slightly lower than our previous three-year production guidance, as that guidance assumed all typical ramp-up reliability issues would be addressed in 2023. Due to the delay in construction, some of these issues are expected to be resolved in the first half of 2024. At Highland Valley Copper, production is expected to increase in 2024 as we move into the Lornex pit, which is higher grades, and as a result of improved mill availability.

Total zinc in concentrate production in 2024, including co-product zinc production from Antamina (22.5%), is expected to be between 565,000 and 630,000 tonnes compared to 644,000 tonnes in 2023. This decrease is driven by Antamina's mine plan, as the ore processed in 2024 delivers higher copper production and lower zinc production compared to that of 2023. We expect lead production from Red Dog to be in the range of 90,000 to 105,000 tonnes in 2024. In 2024, we expect Trail Operations to produce between 275,000 and 290,000 tonnes of refined zinc. Refined lead and silver production at Trail are expected to be similar to prior years, but will fluctuate as a result of concentrate feed source optimization.

Our steelmaking coal production in 2024 is expected to be between 24.0 and 26.0 million tonnes compared to 23.7 million tonnes produced in 2023. Production is expected to remain at these levels throughout 2025 to 2027.

Production Guidance

The table below shows our share of production of our principal products for 2023, our guidance for production in 2024 and our guidance for production for the following three years.

Units in thousand tonnes (excluding steelmaking coal)	2023	2024 Guidance	2025 Guidance	2026 Guidance	2027 Guidance
Principal Products					
Copper[1,2,3]					
Quebrada Blanca	**62.8**	230 – 275	280 – 310	280 - 310	280 - 310
Highland Valley Copper	**98.8**	112 – 125	140 – 160	130 – 150	120 - 140
Antamina	**95.3**	85 – 95	80 – 90	90 – 100	85 - 95
Carmen de Andacollo	**39.6**	38 – 45	50 - 60	50 - 60	45 - 55
	296.5	465 - 540	550 - 620	550 - 620	530 - 600
Zinc[1,2,4]					
Red Dog	**539.8**	520 – 570	460 - 510	410 – 460	365 - 400
Antamina	**104.2**	45 – 60	95 – 105	55 – 65	35 – 45
	644.0	565 – 630	555 – 615	465 - 525	400 – 445
Refined zinc					
Trail Operations	**266.6**	275 – 290	270 – 300	270 – 300	270 – 300
Steelmaking coal (million tonnes)	**23.7**	24.0 – 26.0	24.0 – 26.0	24.0 - 26.0	24.0 - 26.0
Other Products					
Lead[1]					
Red Dog	**93.4**	90 – 105	80 – 90	80 – 90	65 - 75
Molybdenum[1,2]					
Quebrada Blanca	**–**	2.9 – 3.6	5.0 – 6.4	6.4 – 7.6	7.0 – 8.0
Highland Valley Copper	**0.6**	1.3 – 1.6	1.8 – 2.3	2.3 – 2.8	2.7 – 3.2
Antamina	**0.8**	1.2 – 1.5	0.7 – 1.0	0.7 – 1.0	0.9 – 1.2
	1.4	5.4 – 6.7	7.5 – 9.7	9.4 – 11.4	10.6 - 12.4

Notes:
1. Metal contained in concentrate.
2. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
3. Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4. Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

Sales Guidance

The table below shows our sales of selected products for the last quarter of 2023 and our sales guidance for the first quarter of 2024 for selected principal products.

	Q4 2023	Q1 2024 Guidance
Zinc (thousand tonnes)[1]		
Red Dog	135	70 – 85
Steelmaking coal (million tonnes)	6.1	5.9 – 6.3

Note:
1. Metal contained in concentrate.

Unit Cost Guidance

The table below reports our unit costs for 2023 and our guidance for unit costs for selected products in 2024.

(Per unit costs)	2023	2024 Guidance
Copper[1]		
Total cash unit costs[4] (US$/lb.)	2.27	2.15 – 2.35
Net cash unit costs[3,4] (US$/lb.)	1.87	1.85 – 2.25
Zinc[2]		
Total cash unit costs[4] (US$/lb.)	0.68	0.70 – 0.80
Net cash unit costs[3,4] (US$/lb.)	0.55	0.55 – 0.65
Steelmaking coal		
Adjusted site cost of sales[4]	96	95 – 110
Transportation costs	49	47 – 51

Notes:
1. Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2024 assumes a zinc price of US$1.20 per pound, a molybdenum price of US$21 per pound, a silver price of US$23 per ounce, a gold price of US$1,930 per ounce, a Canadian/U.S. dollar exchange rate of $1.32 and a Chilean Peso/U.S. dollar exchange rate of 850. 2023 copper unit costs exclude Quebrada Blanca.
2. Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2024 assumes a lead price of US$0.95 per pound, a silver price of US$23 per ounce and a Canadian/U.S. dollar exchange rate of $1.32. By-products include both by-products and co-products.
3. After co-product and by-product margins.
4. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Capital Expenditure Guidance

Our 2024 capital expenditures are expected to significantly decrease from 2023 levels, primarily driven by lower spending on QB2 development capital, as we near completion of the project.

Sustaining capital expenditure in 2024 is expected to increase marginally above 2023 levels both in our zinc business unit as we complete boiler repairs at our Trail Operations, and in our steelmaking coal business, as the Elkview Operations' administration and maintenance complex project reaches the peak of its execution plan.

Capitalized stripping costs in 2024 are expected to decrease from 2023 levels, which were a notable peak period of capitalized stripping to advance the development of mine pits to support future production in our steelmaking coal business.

Growth capital, excluding QB2 development capital, is prioritized on our copper growth projects as we focus on completing feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting, particularly at the HVC Mine Life Extension project (previously, HVC2040), San Nicolás and Zafranal. In addition, we will work to define the most capital-efficient and value-adding pathway for the expansion of QB based on the performance of the existing asset base. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value.

Capital Expenditure Guidance

The table below reports our capital expenditures for 2023 and our guidance for capital expenditure in 2024.

(Teck's share in $ millions)	2023	2024 Guidance
Sustaining		
Copper[1]	$ 448	$ 495 – 550
Zinc	152	190 – 210
Steelmaking coal[2]	778	800 – 1,000
Corporate	24	30 – 40
	$ 1,402	$ 1,515 - 1,800
Growth		
Copper[3 4]	$ 374	$ 400 – 460
Zinc	70	100 – 130
Steelmaking coal	15	–
	$ 459	$ 500 - 590
Total		
Copper	$ 822	$ 895 - 1,010
Zinc	222	290 - 340
Steelmaking coal	793	800 - 1,000
Corporate	24	30 - 40
	$ 1,861	$ 2,015 - 2,390
QB2 project capital expenditures	$ 2,152	$ 700 – 900
QB2 ramp-up capital expenditures	665	–
Total before SMM and SC contributions	$ 4,678	$ 2,715 – 3,290
Estimated SMM and SC contributions to capital expenditures	(1,100)	(270) – (340)
Total, net of partner contributions and project financing	$ 3,578	$ 2,445 – 2,950

Notes:
1. Copper sustaining capital includes Quebrada Blanca Operations.
2. Steelmaking coal sustaining capital in 2023 includes $94 million of water treatment capital. 2024 guidance includes $150 to $250 million of water treatment capital.
3. Excluding QB2 development capital and QB2 ramp-up capital.
4. Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting at the HVC Mine Life Extension project, San Nicolás and Zafranal. In addition, we will work to define the most capital-efficient and value-adding pathway for the expansion of QB based on the performance of the existing asset base. We also expect to continue to progress our medium-to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, Schaft Creek and NuevaUnión.

Capital Expenditure Guidance — Capitalized Stripping

(Teck's share in CAD$ millions)	2023	2024 Guidance
Capitalized Stripping		
Copper	$ 379	$ 255 – 280
Zinc	76	65 – 75
Steelmaking coal	649	550 – 750
	$ 1,104	$ 870 – 1,105

Other Information

Climate Change and Carbon Pricing

As part of ongoing global efforts to address climate change, regulations to control greenhouse gas emissions continue to be developed and enhanced in many jurisdictions. Regulatory uncertainty and resulting uncertainty regarding the costs of technology required to comply with current or anticipated regulations make it difficult to predict the ultimate costs of compliance. Societal focus on reducing carbon emissions, minimizing climate change and implementing climate change adaptation measures continues to increase.

The Government of Canada continues to advance climate action initiatives, such as the *Canadian Net-Zero Emissions Accountability Ac*t, which formalizes Canada's target to achieve net-zero greenhouse gas emissions by 2050 and its "A Healthy Environment and a Healthy Economy" climate plan to advance actions to achieve Canada's climate goals, which includes a proposal to increase the federal price of carbon to $170 per tonne of carbon dioxide-equivalent (CO_2e) by 2030. The Government of Canada also formally submitted Canada's enhanced Nationally Determined Contribution to the United Nations, committing Canada to cut its greenhouse gas emissions by 40%-45% below 2005 levels by 2030.

Climate change regulations continue to evolve in most jurisdictions in which we operate, and we expect that regional, national or international regulations that seek to reduce greenhouse gas emissions will continue to be established or modified to increase their impact. The cost of progressively reducing our Scope 1 and Scope 2 emissions in accordance with our publicly stated carbon reduction targets through carbon reduction activities or by acquiring the equivalent amount of future credits (to the extent permitted by regulation), is a function of several evolving factors, including technology development and pace of commercialization, the regulatory environment for subsidies and incentives, and the markets for carbon credits and offsets.

Teck's Scope 1 and 2 greenhouse gas emissions attributable to our operations for 2023 are estimated to be approximately 3.7 million tonnes of CO_2e. The most material indirect Scope 3 emissions associated with our activities relate to the use of our steelmaking coal by our customers. Based on our 2023 sales volumes, emissions from the use of our steelmaking coal would have been approximately 70 million tonnes of CO_2e.

For 2023, our British Columbia-based operations incurred $114.8 million in British Columbia provincial carbon tax. As a result of the CleanBC Program for Industry, we received back $21.7 million of the $88.4 million we paid under the British Columbia provincial carbon tax in 2022, and we expect to receive a similar portion of our 2023 carbon tax payments back in 2024. In 2023, the Province of British Columbia announced its intention to transition the regulation of industrial facility GHG emissions from the *Carbon Tax Act* to an Output-Based Pricing System, beginning on April 1, 2024. Final details of the Output-Based Pricing System are yet to be released.

We may in the future face similar taxation for our activities in other jurisdictions. Similarly, customers of some of our products may also be subject to new carbon costs or taxation in the future in the jurisdictions where the products are ultimately used.

We are taking action to reduce greenhouse gas emissions by improving our energy efficiency and implementing low-carbon technologies at our operations. In 2020, we announced our target to achieve net-zero Scope 1 and 2 greenhouse gas emissions across our operations by 2050. In 2022, we expanded our existing climate action strategy to include a new short-term goal to achieve net-zero Scope 2 greenhouse gas emissions by 2025, and an ambition to achieve net-zero Scope 3 greenhouse gas emissions by 2050. We have also focused on growing our business to rebalance our portfolio towards copper, which is an essential metal for low-carbon technology and infrastructure, while continuing to produce the high-quality steelmaking coal required for the low-carbon transition.

We have established a set of actions that progress our decarbonization goals and ambitions. Our objective is to deliver significant and cost-competitive emissions reductions. We routinely evaluate existing and emerging abatement opportunities as the pace of low-carbon technology maturation continues to accelerate, and as options that were not feasible a few years ago approach commercialization.

Financial Instruments and Derivatives

We hold a number of financial instruments, derivatives and contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income (loss) in the year and profit for the period on our consolidated statements of income and consolidated statements of other comprehensive income, as appropriate. The most significant of these instruments are investments in marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming arrangements, QB2 variable consideration to IMSA and settlement receivables. All are subject to varying rates of taxation, depending on their nature and jurisdiction. Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 31 in our 2023 audited annual consolidated financial statements.

Areas of Judgment and Estimation Uncertainty

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2023 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, zinc premiums, discount rates, foreign exchange rates, our market capitalization, reserves and resources, mine plans, operating plans and operating results.

As a result of the strengthening of the Canadian dollar against the U.S. dollar affecting the Canadian dollar equivalent of our expected consideration to be received in the sale of the steelmaking coal business transactions, we performed an impairment test for our steelmaking coal group of CGUs at December 31, 2023.

In the fourth quarter of 2022, as a result of increased costs and operating challenges at our Trail CGU, we performed an impairment test for our Trail CGU.

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management.

QB2 consists of property, plant and equipment that become available for use at different dates. When assessing when these assets are available for use, we consider several factors, the most significant of which are the status of asset commissioning and whether the assets are capable of operating near design capacity to ensure a reliable and consistent throughput rate to produce the expected quantity of outputs. The majority of the assets related to QB2 became available for use in December of 2023.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina, NewRange and San Nicolás are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For Antamina, NewRange and San Nicolás, we take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).

Assets Held for Sale

Judgment is required in assessing whether certain assets are considered as held for sale as at December 31, 2023. For non-current assets and disposal groups to be considered as held for sale, the asset or disposal group must be available for immediate disposal, by sale or otherwise, in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups, and its sale must be highly probable. Exercising judgment includes considering the likelihood of obtaining requisite regulatory, stakeholder and political approvals.

In the fourth quarter of 2023, we announced our agreement to sell our interest in our steelmaking coal business, referred to as Elk Valley Resources (EVR), through a sale of a majority stake to Glencore plc (Glencore) and a sale of minority stakes to Nippon Steel Corporation (NSC) and POSCO. The NSC and POSCO portions of the transaction closed on January 3, 2024. Closing of the sale of the majority interest in EVR to Glencore remains subject to receipt of competition approvals in several jurisdictions and approval under the *Investment Canada Act*. The timing and outcome of these processes is not known with sufficient certainty and as such, we are not in a position to conclude that receipt of the required approvals, and resulting closing of the transaction, is highly probable. Therefore, we have determined that our steelmaking coal business did not meet the criteria to be classified as held for sale at December 31, 2023.

As at December 31, 2022, we determined that the Fort Hills disposal group; the Quintette disposal group; the Mesaba property, plant and equipment assets; and the San Nicolás property, plant and equipment assets were considered as held for sale.

b) Sources of Estimation Uncertainty

Impairment Testing

For the annual goodwill impairment testing for our steelmaking coal group of CGUs, we estimated its recoverable amount based on consideration expected to be received from the sale transactions. This includes the present value of the agreed-upon cash proceeds from Glencore and NSC, plus the expected discounted cash flows from the steelmaking coal business until closing of the Glencore transaction. The most significant assumption is the U.S. dollar to Canadian dollar foreign exchange rate, which is applied to both the cash receipts and the cash flows until closing. Other significant assumptions include the steelmaking coal price, sales volumes and operating costs.

For other impairment testing required, discounted cash flow models are used to determine the recoverable amount of respective CGUs. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets.

Significant assumptions used in preparing the discounted cash flow model for our Quebrada Blanca CGU goodwill impairment test include commodity prices, reserves and resources, sales volumes, operating costs, capital expenditures, discount rate and the fair value per pound of copper equivalent used in the determination of the *in situ* value.

Significant assumptions used in preparing the discounted cash flow model for our Trail CGU impairment test in 2022 include zinc prices, smelter production, operating costs, capital expenditures, treatment charges, zinc premiums, discount rate and foreign exchange rates.

Our 2023 audited annual consolidated financial statements outline the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management's best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income (loss) and the resulting carrying values of assets.

Goodwill Impairment Testing – October 31, 2023

Steelmaking Coal Group of CGUs

Our steelmaking coal group of CGUs has goodwill allocated to it. For our annual goodwill impairment testing, we estimated the recoverable amount of the steelmaking coal group of CGUs based on consideration expected to be received from the announced sale transactions in November 2023. This includes the present value of the agreed-upon cash proceeds from Glencore and NSC, plus the expected discounted cash flows from the steelmaking coal group of CGUs until expected closing of the Glencore transaction. The estimated recoverable amount of the steelmaking coal group of CGUs exceeded the carrying amount by approximately $600 million at October 31, 2023, our annual goodwill impairment testing date. These FVLCD estimates are classified as a Level 3 measurement within the fair value measurement hierarchy.

The recoverable amount of our steelmaking coal group of CGUs is most sensitive to changes in the U.S. dollar to Canadian dollar foreign exchange rate, which is applied to both the cash receipts and the cash flows until closing. We used a U.S. dollar to Canadian dollar exchange rate of 1.38 in our estimation, based on the forward curve at October 31, 2023. In isolation, a strengthening of the Canadian dollar to 1.33 would result in the recoverable amount of the steelmaking coal group of CGUs being approximately equal to the carrying amount. Other significant assumptions include the steelmaking coal price, sales volumes and operating costs.

Impairment Testing – December 31, 2023

Steelmaking Coal Group of CGUs

As at December 31, 2023, as a result of the strengthening of the Canadian dollar against the U.S. dollar affecting the Canadian dollar equivalent of our expected consideration to be received in the sale of the steelmaking coal business transactions, we performed an additional impairment test for our steelmaking coal group of CGUs. We updated the estimated recoverable amount based on the consideration expected to be received, consistent with the annual goodwill impairment testing performed as at October 31, 2023. In performing this impairment test, we used a U.S. dollar to Canadian dollar foreign exchange rate of 1.32 based on the forward curve at December 31, 2023 and also updated applicable assumptions including the steelmaking coal price, sales volumes and operating costs.

The estimated recoverable amount of the steelmaking coal group of CGUs exceeded the carrying amount by approximately $80 million at December 31, 2023. These FVLCD estimates are classified as a Level 3 measurement within the fair value measurement hierarchy.

In isolation, a $0.01 strengthening in the Canadian dollar would result in the recoverable amount being approximately equal to the carrying amount.

Impairment Testing – December 31, 2022

Trail CGU and Assets Held for Sale

In the fourth quarter of 2022, as a result of increased costs and operating challenges at the Trail CGU, we performed an impairment test for our Trail CGU. Cash flow projections used in the analysis as at December 31, 2022 were based on an operating plan with cash flows covering a period of 80 years. The recoverable amount of our Trail CGU was approximately equal to the carrying amount of $1.2 billion at the date of testing. As a result, any changes in the key assumptions below could result in the carrying amount exceeding the recoverable amount.

In 2022, immediately before the initial classification of assets held for sale, we measured the assets at the lower of their carrying amount and fair value less costs to sell.

Annual Goodwill Impairment Testing

Quebrada Blanca CGU

Our Quebrada Blanca CGU has goodwill allocated to it. We performed our annual goodwill impairment testing at October 31, 2023, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses. Cash flow projections in the discounted cash flow model cover the current expected mine life of Quebrada Blanca and a projected expansion, totalling 49 years, with an estimate of *in situ* value applied to the remaining resources. Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time, as the cash flows are significantly affected by the key assumptions described below.

Sensitivity Analysis

The recoverable amount of our Quebrada Blanca CGU exceeded the carrying amount by approximately $600 million at the date of our annual goodwill impairment testing. The recoverable amount of Quebrada Blanca is most sensitive to the long-term copper price assumption and discount rate assumption. In isolation, a US$0.10 decrease in the long-term copper price, or a 30 basis points increase in the discount rate would result in the recoverable amount of Quebrada Blanca being equal to its carrying value.

Significant assumptions used in preparing the discounted cash flow model for our Quebrada Blanca CGU goodwill impairment test include commodity prices, reserves and resources, sales volumes, operating costs, capital expenditures, discount rate and the fair value per pound of copper equivalent used in the determination of the *in situ* value.

Key Assumptions

Quebrada Blanca CGU and Trail CGU

The following are the key assumptions used in our Quebrada Blanca CGU impairment testing calculations for the years ended December 31, 2023 and 2022:

	2023	2022
Copper prices per pound	**Long-term real price in 2028 of US$3.90**	Long-term real price in 2027 of US$3.60
Post-tax real discount rate	**7.0%**	6.5%

In our 2022 impairment assessment of the Trail CGU, we used long-term assumptions of US$1.25 per pound for zinc, US$277 per tonne for treatment charges, US$0.11 per pound for zinc premiums, a U.S. dollar to Canadian dollar exchange rate of 1.30 and a post-tax real discount rate of 5.5%.

Interrelation of Key Assumptions

The key assumptions used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating costs and capital expenditures. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Commodity Price Assumptions

Commodity price assumptions use current prices in the initial year and trend to the long-term prices in the information referenced above. Prices are based on a number of factors, including historical data, analyst estimates and forward curves in the near term and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on market participant mining and smelting weighted average costs of capital adjusted for risks specific to the operation or asset where appropriate.

Foreign Exchange Rates

U.S. dollar to Canadian dollar foreign exchange rates are significant to the Trail CGU and are benchmarked with external sources of information based on a range used by market participants.

Reserves and Resources, Mine Production and Smelter Production

Future mineral production is included in projected cash flows based on plant capacities, reserve and resource estimates and related exploration and evaluation work undertaken by appropriately qualified persons.

Future smelter production is included in projected cash flows based on plant capacities.

In Situ Value

The fair value of resources beyond production included in the discounted cash flow model are estimated on a fair value per pound on a copper equivalent basis using available comparable market data.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans, operating plans and internal management forecasts, as applicable. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and the risks associated with each operation. Future capital expenditures are based on management's best estimate of expected future capital requirements, with input from management's experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGU on a FVLCD basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value in use methodology would result in a higher recoverable amount. For the asset impairment and goodwill impairment analyses performed in 2023 and 2022, we have applied the FVLCD basis. These estimates are classified as a Level 3 measurement within the fair value measurement hierarchy.

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, *Standards of Disclosure for Mineral Projects.* Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

Decommissioning and restoration provisions (DRPs) are based on future cost estimates using information available at the balance sheet date that are developed by management's experts. DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of income (loss) may be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax assessment.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

Adoption of New Accounting Standards and Accounting Developments

New IFRS Accounting Standards Pronouncements

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, *Financial Instruments* (IFRS 9), IAS 39, *Financial Instruments: Recognition and Measurement*, IFRS 7, *Financial Instruments: Disclosures*, IFRS 4, *Insurance Contracts* and IFRS 16, *Leases* as a result of Phase 2 of the IASB's Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

Term Secured Overnight Financing Rate (Term SOFR) was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for USD London Interbank Offered Rate (LIBOR) based loans. Term SOFR is expected to be largely equivalent on an economic basis to LIBOR, allowing for use of the practical expedient under IFRS 9. Our Quebrada Blanca Phase 2 project (QB2) financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that were exposed to LIBOR.

We transitioned our sustainability-linked revolving credit facility to Term SOFR in 2022. This did not affect our financial statements as this credit facility remains undrawn. We transitioned the remaining financial instruments that used LIBOR settings to Term SOFR in the second quarter of 2023. The transition did not result in a significant change to our financial statements, our interest rate risk management strategy or our interest rate risk.

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

We adopted the amendments to IAS 1, *Presentation of Financial Statements* (IAS 1) on January 1, 2023 with prospective application. The amendments to IAS 1 replace the requirement to disclose "significant" accounting policies with a requirement to disclose "material" accounting policies. The adoption of these amendments has been reflected in the accounting policy information disclosed.

We also referenced the amended IFRS Practice Statement 2 *Making Materiality Judgements* in application of the amendments to IAS 1.

Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7, *Statement of Cash Flows* and IFRS 7, *Financial Instruments: Disclosures* to provide guidance on disclosures related to supplier finance arrangements that enable users of financial statements to assess the effects of these arrangements on the entity's liabilities and cash flows and on the entity's exposure to liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted.

We have chosen to early adopt these amendments effective for annual reporting periods beginning on or after January 1, 2023. The adoption of these amendments did not have a material effect on our annual financial statements.

Amendments to IAS 12 – International Tax Reform – Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12, *Income Taxes* (IAS 12), to clarify the application of IAS 12 to income taxes arising from tax law enacted or substantively enacted to implement the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules.

Effective immediately upon release, the amendments introduced a mandatory temporary exception to the accounting for deferred taxes arising from the implementation of Pillar Two model rules which an entity must disclose if it has applied the exception. In addition, effective for annual reporting periods beginning on or after January 1, 2023, disclosure is required to help users of the entity's financial statements to better understand the entity's exposure to Pillar Two income taxes.

In Canada, draft legislation to implement the *Global Minimum Tax Act* (GMTA) within the framework of the OECD's Pillar Two Model rules was released in August 2023 for public consultation but as of December 31, 2023, the GMTA has not been substantively enacted. Based on Pillar Two legislation already enacted in the United Kingdom, Ireland, and Japan, where we have ancillary operations, there is no exposure to any material Pillar Two taxes.

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, *Presentation of Financial Statements* titled *Non-current Liabilities with Covenants.* These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override and incorporate the previous amendments, *Classification of Liabilities as Current or Non-current*, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

Outstanding Share Data

As at February 22, 2024, there were approximately 510.1 million Class B subordinate voting shares and 7.7 million Class A common shares outstanding. In addition, there were approximately 12.6 million share options outstanding with exercise prices ranging between $5.34 and $63.11 per share. More information on these instruments, and the terms of their conversion, is set out in Note 26 in our 2023 audited annual consolidated financial statements.

The Toronto Stock Exchange (TSX) accepted our notice of intention to make a normal course issuer bid (NCIB) to purchase up to 40 million Class B shares during the period starting November 22, 2023 and ending November 21, 2024, representing approximately 7.8% of the outstanding Class B shares, or 7.9% of the public float, as at November 15, 2023.

Teck is making the normal course issuer bid because it believes that the market price of its Class B subordinate voting shares may, from time to time, not reflect their underlying value and that the share buyback program may provide value by reducing the number of shares outstanding at attractive prices. Any purchases made under the NCIB will be through the facilities of the TSX, the New York Stock Exchange or other alternative trading systems in Canada and the United States, if eligible, or by such other means as may be permitted under applicable securities laws, including private agreements under an issuer bid exemption order or block purchases in accordance with applicable regulations. Any purchases made by way of private agreement under an applicable exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price, as provided for in such exemption order.

Under the TSX rules, except pursuant to permitted exceptions, the number of Class B shares purchased on the TSX on any given day will not exceed 263,532 Class B shares, which is 25% of the average daily trading volume for the Class B shares on the TSX during the six-month period ended October 31, 2023 of 1,054,128, calculated in accordance with the TSX rules. The actual number of Class B shares to be purchased and the timing of any such purchases will generally be determined by us from time to time as market conditions warrant. In addition, we may from time to time repurchase Class B shares under an automatic securities repurchase plan, which will enable purchases during times when we would typically not be permitted to purchase our shares due to regulatory or other reasons. All repurchased shares will be cancelled. During Teck's previous normal course issuer bid, which commenced on November 2, 2022, and ended on November 1, 2023, Teck purchased 1,550,000 Class B subordinate voting shares at an average purchase price of $54.89 per share. Teck sought and received approval to purchase up to 40 million Class B subordinate voting shares under the previous normal course issuer bid. Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300–550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

Contractual and Other Obligations

($ in millions)	Less than 1 Year	2–3 Years	4–5 Years	More than 5 Years	Total
Debt – Principal and interest payments	$ 909	$ 1,690	$ 1,230	$ 6,068	$ 9,897
Leases – Principal and interest payments[1]	203	269	191	1,139	1,802
Obligation to Neptune Bulk Terminals	–	31	30	143	204
ENAMI preferential dividend liability	–	–	–	606	606
QB2 advances from SMM/SC and estimated interest payments	–	–	–	5,559	5,559
QB2 variable consideration to IMSA	–	132	–	–	132
Minimum purchase obligations[2]					
Concentrate, equipment, supply and other purchases	1,181	1,141	130	26	2,478
Shipping and distribution	206	392	160	23	781
Energy contracts	538	1,064	1,041	7,640	10,283
NAB PILT and VIF payments[7]	44	44	–	–	88
Pension funding[3]	6	–	–	–	6
Other non-pension post-retirement benefits[4]	14	30	32	294	370
Decommissioning and restoration provision[5]	301	589	342	2,675	3,907
Other long-term liabilities and interest payments[6]	58	205	86	162	511
Downstream pipeline take-or-pay toll commitment	29	60	65	254	408
	$ 3,489	$ 5,647	$ 3,307	$ 24,589	$ 37,032

Notes:
1. We lease road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$6 million for the following 16 years and are subject to deferral and abatement for *force majeure* events.
2. The majority of our minimum purchase obligations are subject to continuing operations and *force majeure* provisions.
3. As at December 31, 2023, the company had a net pension asset of $371 million, based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2024 in respect of defined benefit pension plans is $6 million. The timing and amount of additional funding after 2024 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.
4. We had a discounted, actuarially determined liability of $370 million in respect of other non-pension post-retirement benefits as at December 31, 2023. Amounts shown are estimated expenditures in the indicated years.
5. We accrue environmental and reclamation obligations over the life of our mining operations, and amounts shown are estimated expenditures in the indicated years at fair value, assuming credit-adjusted risk-free discount rates between 5.61% and 7.13% and an inflation factor of 2.00%.
6. Other long-term liabilities include amounts for post-closure environmental costs, other liabilities and interest payments.
7. On April 25, 2017, Teck Alaska entered into a 10-year agreement with the Northwest Arctic Borough (NAB) for payments in lieu of taxes (PILT). Payments under the agreement are based on a percentage of land, buildings and equipment at cost less accumulated depreciation. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025. On April 25, 2017, Teck Alaska entered into a 10-year agreement with the NAB for payments to a village improvement fund (VIF). Payments under the agreement are based on a percentage of earnings before income taxes, with 2017–2025 having minimum payments of $4 million. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025.

Disclosure Controls and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2023. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2023.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Most of our corporate office staff and many site administrative staff worked remotely through 2023. We have retained documentation in electronic form as a result of remote work through this period. There have been no significant changes in our internal controls during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2023, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting as at December 31, 2023, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Use of Non-GAAP Financial Measures and Ratios

Our financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit attributable to shareholders: For adjusted profit attributable to shareholders, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA: EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA: Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization: Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Unit costs: Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales: Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs: Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs: Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales: Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products: Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue: Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt: Net debt is total debt, less cash and cash equivalents.

Net debt to net debt–plus–equity ratio: Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio: Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the 12 months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share: Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share: Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne: Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare.

Total cash unit costs per pound: Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound: Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound: Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

($ in millions, except per share data)	2023	2022[1]	2021[3]
Profit from continuing operations attributable to shareholders	$ 2,435	$ 4,089	$ 2,868
Add (deduct) on an after-tax basis:			
Asset impairments (impairment reversal)	–	952	(150)
Loss on debt purchase	–	42	–
QB2 variable consideration to IMSA and ENAMI	95	115	124
Environmental costs	123	99	79
Inventory write-downs	18	36	2
Share-based compensation	85	181	94
Commodity derivatives	9	(25)	15
Loss (gain) on disposal or contribution of assets	(178)	7	–
Elkview business interruption claim	(150)	–	–
Chilean tax reform	69	–	–
Loss from discontinued operations[2]	–	(791)	–
Other	201	168	25
Adjusted profit attributable to shareholders	$ 2,707	$ 4,873	$ 3,057
Basic earnings per share from continuing operations	$ 4.70	$ 7.77	$ 5.39
Diluted earnings per share from continuing operations	$ 4.64	$ 7.63	$ 5.31
Adjusted basic earnings per share	$ 5.23	$ 9.25	$ 5.74
Adjusted diluted earnings per share	$ 5.15	$ 9.09	$ 5.66

Notes:
1. Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2. Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
3. Amounts for the year ended December 31, 2021 are as previously reported.

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

(Per share amounts)		2023		2022[1]		2021[3]
Basic earnings per share from continuing operations	$	**4.70**	$	7.77	$	5.39
Add (deduct):						
Asset impairments (impairment reversal)		**–**		1.81		(0.28)
Loss on debt purchase		**–**		0.08		–
QB2 variable consideration to IMSA and ENAMI		**0.18**		0.22		0.23
Environmental costs		**0.24**		0.19		0.15
Inventory write-downs		**0.03**		0.07		–
Share-based compensation		**0.17**		0.34		0.18
Commodity derivatives		**0.02**		(0.05)		0.03
Loss (gain) on disposal or contribution of assets		**(0.34)**		0.01		–
Elkview business interruption claim		**(0.29)**		–		–
Chilean tax reform		**0.13**		–		–
Loss from discontinued operations[2]		**–**		(1.51)		–
Other		**0.39**		0.32		0.04
Adjusted basic earnings per share	$	**5.23**	$	9.25	$	5.74

Notes:
1. Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2. Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
3. Amounts for the year ended December 31, 2021 are as previously reported.

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

(Per share amounts)		2023		2022[1]		2021[3]
Diluted earnings per share from continuing operations	$	**4.64**	$	7.63	$	5.31
Add (deduct):						
Asset impairments (impairment reversal)		**–**		1.78		(0.28)
Loss on debt purchase		**–**		0.08		–
QB2 variable consideration to IMSA and ENAMI		**0.18**		0.21		0.23
Environmental costs		**0.23**		0.18		0.15
Inventory write-downs		**0.03**		0.07		–
Share-based compensation		**0.16**		0.34		0.18
Commodity derivatives		**0.02**		(0.05)		0.03
Loss (gain) on disposal or contribution of assets		**(0.33)**		0.01		–
Elkview business interruption claim		**(0.29)**		–		–
Chilean tax reform		**0.13**		–		–
Loss from discontinued operations[2]		**–**		(1.48)		–
Other		**0.38**		0.32		0.04
Adjusted diluted earnings per share	$	**5.15**	$	9.09	$	5.66

Notes:
1. Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2. Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
3. Amounts for the year ended December 31, 2021 are as previously reported.

Reconciliation of EBITDA, Adjusted EBITDA, Net Debt to Adjusted EBITDA and Net Debt to Capitalization Ratio

($ in millions)	2023	2022[1]	2021[3]
Profit from continuing operations before taxes	$ 3,944	$ 6,565	$ 4,532
Finance expense net of finance income	162	150	210
Depreciation and amortization	1,931	1,674	1,583
EBITDA	$ 6,037	$ 8,389	$ 6,325
Add (deduct):			
Asset impairments (impairment reversal)	–	1,234	(215)
Loss on debt purchase	–	58	–
QB2 variable consideration to IMSA and ENAMI	156	188	141
Environmental costs	168	128	108
Inventory write-downs	26	50	1
Share-based compensation	107	236	125
Commodity derivatives	12	(35)	22
Loss (gain) on disposal or contribution of assets	(244)	9	–
Elkview business interruption claim	(221)	–	–
EBITDA from discontinued operations[2]	–	(811)	–
Other	326	122	66
Adjusted EBITDA	$ 6,367	$ 9,568	$ 6,573
Total debt at year-end	$ 7,595	$ 7,738	$ 8,068
Less: cash and cash equivalents at year-end	(744)	(1,883)	(1,427)
Net debt	$ 6,851	$ 5,855	$ 6,641
Debt to adjusted EBITDA ratio	1.2	0.8	1.2
Net debt to adjusted EBITDA ratio	1.1	0.6	1.0
Equity attributable to shareholders of the company	$ 26,988	$ 25,473	$ 23,005
Other financial obligations	$ 268	$ 441	$ 257
Adjusted net debt to capitalization ratio	0.20	0.19	0.22

Notes:
1. Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2. Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
3. Amounts for the year ended December 31, 2021 are as previously reported.

Reconciliation of Gross Profit Before Depreciation and Amortization

($ in millions)	2023	2022	2021
Gross profit	$ 5,143	$ 8,571	$ 5,214
Depreciation and amortization	1,931	1,674	1,487
Gross profit before depreciation and amortization	$ 7,074	$ 10,245	$ 6,701
Reported as:			
Copper			
Highland Valley Copper	$ 391	$ 738	$ 883
Antamina	899	1,021	992
Carmen de Andacollo	44	73	209
Quebrada Blanca	(61)	8	42
Other	(8)	(3)	–
	1,265	1,837	2,126
Zinc			
Trail Operations	103	(18)	84
Red Dog	611	1,060	822
Other	(6)	2	12
	708	1,044	918
Steelmaking coal	5,101	7,364	3,657
Gross profit before depreciation and amortization	$ 7,074	$ 10,245	$ 6,701

Copper Unit Cost Reconciliation

(CAD$ in millions, except where noted)		2023		2022
Revenue as reported	$	**3,425**	$	3,381
Less:				
Quebrada Blanca revenue as reported		**(595)**		(105)
By-product revenue (A)		**(397)**		(456)
Smelter processing charges (B)		**156**		140
Adjusted revenue	$	**2,589**	$	2,960
Cost of sales as reported	$	**2,713**	$	1,982
Less: Quebrada Blanca cost of sales as reported		**(737)**		(103)
	$	**1,976**	$	1,879
Less:				
Depreciation and amortization		**(472)**		(432)
Labour settlement charges		**(9)**		(33)
By-product cost of sales (C)		**(125)**		(101)
Adjusted cash cost of sales (D)	$	**1,370**	$	1,313
Payable pounds sold (millions)[1] (E)		**498.0**		568.0
Per unit amounts — CAD$/pound				
Adjusted cash cost of sales (D/E)	$	**2.75**	$	2.31
Smelter processing charges (B/E)		**0.31**		0.25
Total cash unit costs — CAD$/pound	$	**3.06**	$	2.56
Cash margins for by-products — ((A–C)/E)		**(0.54)**		(0.63)
Net cash unit costs — CAD$/pound	$	**2.52**	$	1.93
US$ amounts[2]				
Average exchange rate (CAD$ per US$1.00)	$	**1.35**	$	1.30
Per unit amounts — US$/pound				
Adjusted cash cost of sales	$	**2.04**	$	1.78
Smelter processing charges		**0.23**		0.19
Total cash unit costs — US$/pound	$	**2.27**	$	1.97
Cash margins for by-products		**(0.40)**		(0.48)
Net cash unit costs — US$/pound	$	**1.87**	$	1.49

Notes:
1. Excludes Quebrada Blanca sales.
2. Average period exchange rates are used to convert to US$ per pound equivalent.

Zinc Unit Cost Reconciliation (Mining Operations[1])

(CAD$ in millions, except where noted)	2023	2022
Revenue as reported	$ 3,051	$ 3,526
Less:		
Trail Operations revenues as reported	(1,992)	(2,059)
Other revenues as reported	(6)	(11)
Add back: Intra-segment revenues as reported	543	655
	$ 1,596	$ 2,111
By-product revenues (A)	(320)	(260)
Smelter processing charges (B)	365	297
Adjusted revenue	$ 1,641	$ 2,148
Cost of sales as reported	$ 2,651	$ 2,755
Less:		
Trail Operations cost of sales as reported	(1,994)	(2,152)
Other costs of sales as reported	(12)	(9)
Add back: Intra-segment purchases as reported	543	655
	$ 1,188	$ 1,249
Less:		
Depreciation and amortization	(203)	(198)
Royalty costs	(262)	(461)
By-product cost of sales (C)	(126)	(65)
Adjusted cash cost of sales (D)	$ 597	$ 525
Payable pounds sold (millions) (E)	1,042.8	1,088.9
Per unit amounts — CAD$/pound		
Adjusted cash cost of sales (D/E)	$ 0.57	$ 0.48
Smelter processing charges (B/E)	0.35	0.27
Total cash unit costs — CAD$/pound	$ 0.92	$ 0.75
Cash margins for by-products — ((A–C)/E)	(0.18)	(0.18)
Net cash unit costs — CAD$/pound	$ 0.74	$ 0.57
US$ amounts[2]		
Average exchange rate (CAD$ per US$1.00)	$ 1.35	$ 1.30
Per unit amounts — US$/pound		
Adjusted cash cost of sales	$ 0.42	$ 0.37
Smelter processing charges	0.26	0.21
Total cash unit costs — US$/pound	$ 0.68	$ 0.58
Cash margins for by-products	(0.13)	(0.14)
Net cash unit costs — US$/pound	$ 0.55	$ 0.44

Notes:
1. Red Dog Mining Operations.
2. Average period exchange rates are used to convert to US$ per pound equivalent.

Steelmaking Coal Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2023	2022
Cost of sales as reported	$ 4,504	$ 4,008
Less:		
Transportation (A)	(1,165)	(1,053)
Depreciation and amortization	(1,070)	(963)
Elkview shutdown (B)	–	(14)
Adjusted site cash cost of sales (C)	$ 2,269	$ 1,978
Tonnes sold (millions) (D)	23.7	22.2
Per unit amounts — CAD$/tonne		
Adjusted site cash cost of sales (C/D)	$ 96	$ 89
Transportation costs (A/D)	49	47
Elkview shutdown (B/D)	–	1
Unit costs — CAD$/tonne	$ 145	$ 137
US$ amounts[1]		
Average exchange rate (CAD$ per US$1.00)	$ 1.35	$ 1.30
Per unit amounts — US$/tonne		
Adjusted site cash cost of sales	$ 71	$ 68
Transportation	36	36
Unit costs — US$/tonne	$ 107	$ 104

Note:
1. Average period exchange rates are used to convert to US$/tonne equivalent.

Cautionary Statement on Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this document.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; execution of the planned separation of Teck's base metals and steelmaking coal businesses, including the ability to satisfy the closing conditions, including receipt of regulatory approvals, and expected timing of the closing of the Glencore transaction; timing and cost of completion and ramp-up of the QB2 project, including the molybdenum plant and port facilities; sufficiency of shipping capacity through existing alternate shipping arrangements; QB2 capital cost guidance and expectations for capitalized ramp-up costs; expectation of reduced CO_2 emissions in our steelmaking coal supply chain for shipments handled by NORDEN and Oldendorff; expectations with respect to continued operation near design throughput capacity at QB; expectations regarding future remediation costs at our operations and closed operations; timing of and our ability to implement a solution related to water restrictions at Carmen de Andacollo Operations; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization of growth capital; expectations regarding our QB Asset Expansion studies; expectations regarding advancement of our copper growth portfolio, including advancement of study, permitting, and engineering work and completion of updated cost estimates at our San Nicolás, Zafranal and HVC Mine Life Extension projects as applicable; the completion of an updated feasibility study for the Zafranal copper-gold project; expectations for advancement of the regulator-led review of MIA-R at San Nicolás; our ability to renew or re-establish key permits at NewRange Copper Nickel; expectations for advancement of prefeasibility work for the NorthMet project; the advancement of prefeasibility study work at the Galore Creek project; our ability to obtain the permits and approvals required to advance the San Nicolás project; our ability to implement the Elk Valley Water Quality Plan and other water quality initiatives; expectations for stabilization and reduction of the selenium trend in the Elk Valley; expectations for total water treatment capacity and further reductions of selenium in the Elk Valley watershed and the Koocanusa Reservoir; projected spending, including capital and operating costs in 2024 and later years on water treatment, water management and incremental measures associated with the Direction; timing of advancement and completion of key water treatment projects; expectations regarding Trail Operations; expectations regarding advancement of our zinc growth portfolio; our expectation that we will increase our water treatment capacity to 150 million litres per day by the end of 2026; expectations regarding engagement with U.S. regulators on water quality standards; expectations regarding finance and general and administration expenses in 2024; expectations regarding timing and amount of income tax payments and our effective tax rate; liquidity and availability of borrowings under our credit facilities; our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, and other guidance under the headings "Guidance" and "Outlook" and as discussed elsewhere in the various business unit sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; our ability to satisfy the closing conditions of the Glencore transaction; the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc and steelmaking coal and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading *"Elk Valley Water Management Update."* Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of future construction capital at QB2 are based on a CLP/USD rate range of 800-850, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project that would impair their ability to provide goods and services as anticipated during remaining commissioning and ramp-up activities. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment, government action or delays in the receipt of government approvals, changes in royalty or tax rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; any resurgence of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, commissioning and commercial production are dependent on, among other matters, our continued ability to advance commissioning and ramp-up as currently anticipated, including any impacts of absenteeism and lowered productivity. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Production at our Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks. The forward-looking statements in this document and actual results will also be impacted by the continuing effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2023, filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under *"Elk Valley Water Management Update"* was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Cameron Feltin, P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2023 and 2022

Management's Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion in the Report of Independent Registered Public Accounting Firm.



Jonathan H. Price
President and Chief Executive Officer

Crystal J. Prystai
Senior Vice President and Chief Financial Officer
February 22, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Teck Resources Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Teck Resources Limited and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting, appearing in Management's Discussion and Analysis. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Management's Assessment of Whether the Steelmaking Coal Business Should be Classified as Held for Sale

As described in Notes 4, 6 and 30 to the consolidated financial statements, in the fourth quarter of 2023, management announced an agreement to sell the Company's interest in its steelmaking coal business, through a sale of the majority interest to Glencore plc (Glencore). Closing of the sale of the majority interest to Glencore remains subject to receipt of competition approvals in several jurisdictions and approvals under the Investment Canada Act. As of December 31, 2023, the total assets of the steelmaking coal business were $19,364 million. In order to be classified as held for sale, a non-current asset or disposal group must be available for immediate disposal, by sale or otherwise, in its present condition subject only to terms that are usual and customary for sales of such assets and liabilities and its sale must be highly probable. Management applied judgment in assessing whether the steelmaking coal business should be considered as held for sale as of December 31, 2023, which included considering the likelihood of obtaining requisite regulatory, stakeholder and political approvals. Management believes that the timing and outcome of these approval processes is not known with sufficient certainty and as such, management was not in a position to conclude that receipt of requisite approvals, and thus closing of the sale, is highly probable. Therefore, management determined that the steelmaking coal business did not meet the criteria to be classified as held for sale as of December 31, 2023.

The principal considerations for our determination that performing procedures relating to management's assessment of whether the steelmaking coal business should be classified as held for sale is a critical audit matter are (i) significant judgment by management when making this assessment, including assessing whether it is highly probable that the sale will receive all necessary approvals, and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the probability that the sale will receive all necessary approvals.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of whether the steelmaking coal business should be classified as held for sale, including controls over assessing the probability that the sale will receive all necessary approvals. These procedures also included, among others, evaluating the reasonableness of management's assessment of whether the steelmaking coal business should be classified as held for sale as of December 31, 2023, by evaluating (i) written agreements between the parties related to the sale, (ii) public statements by the Company, (iii) applicable regulations, (iv) relevant regulatory precedents, (v) available public commentary and (vi) information prepared by management's external advisors.

Goodwill Impairment Tests for the Steelmaking Coal Group of Cash Generating Units (the Steelmaking Coal CGUs)

As described in Notes 3, 4, 6, 9 and 18 to the consolidated financial statements, management performs its annual goodwill impairment test as of October 31 of each year, or when there is an indication that the goodwill may be impaired. An impairment loss exists if the cash generating unit (CGU) or group of CGUs' carrying amount, including goodwill, exceeds its recoverable amount. The total carrying value of the steelmaking coal goodwill allocated to the steelmaking coal CGUs as of December 31, 2023 was $702 million. In November 2023, management entered into an agreement to sell the Company's interest in the steelmaking coal CGUs and estimated the recoverable amount of the steelmaking coal CGUs based on the present value of the agreed-upon cash proceeds from the sale transactions, plus the expected discounted cash flows from the steelmaking coal CGUs until expected closing of the sale of the majority interest to Glencore. As of December 31, 2023, as a result of the strengthening of the Canadian dollar against the U.S. dollar affecting the Canadian dollar equivalent of the expected consideration to be received in the sale of the Company's interest in the steelmaking coal CGUs, management performed an additional impairment test for the steelmaking coal CGUs. Management updated the estimated recoverable amount based on the consideration expected to be received, consistent with the annual goodwill testing performed as at October 31, 2023. At both dates, the recoverable amounts of the steelmaking coal CGUs exceeded the carrying value, and as a result, no impairment loss was recognized by management. Significant assumptions are used by management in the recoverable amount calculations, which include: the steelmaking coal price, coal sales volumes, operating costs and foreign exchange rates.

The principal considerations for our determination that performing procedures relating to the goodwill impairment tests for the steelmaking coal CGUs is a critical audit matter are (i) significant judgment by management when determining the recoverable amounts of the steelmaking coal CGUs; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate significant assumptions used in the recoverable amount calculations, relating to steelmaking coal price, coal sales volumes, operating costs and foreign exchange rates; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment tests, including controls over the determination of the recoverable amounts of the steelmaking coal CGUs. These procedures also included, among others, testing management's process for determining the recoverable amounts of the steelmaking coal CGUs, including evaluating the appropriateness of the recoverable amount calculations, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the recoverable amount calculations. Evaluating the reasonableness of management's assumptions involved considering their consistency with: (i) external market and industry data for steelmaking coal prices and foreign exchange rates, and (ii) current and past performance of the steelmaking coal CGUs for coal sales volumes and operating costs.

Goodwill Impairment Test for the Quebrada Blanca Cash Generating Unit (the QB CGU)

As described in Notes 3, 4, 9 and 18 to the consolidated financial statements, management performs its annual goodwill impairment test as of October 31 of each year, or when there is an indication that the goodwill may be impaired. An impairment loss exists if the CGU's carrying amount, including goodwill, exceeds its recoverable amount. The total carrying value of the goodwill allocated to the QB CGU as of December 31, 2023 was $406 million. Management used a discounted cash flow model with an estimate of the in situ value applied to the remaining resources to determine the recoverable amount of the QB CGU. The recoverable amount of the QB CGU exceeded the carrying value, and as a result, no impairment loss was recognized by management. Significant assumptions are used in the determination of the recoverable amount, which include: commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, the discount rate, and the fair value per pound of copper equivalent used in the determination of the in situ value. The mineral reserves and resources, mine production and capital expenditures for the QB CGU have been prepared by or under the supervision of qualified persons and management's experts (management's specialists).

The principal considerations for our determination that performing procedures relating to the goodwill impairment test for the QB CGU is a critical audit matter are (i) significant judgment by management when determining the recoverable amount of the QB CGU; (ii) management's specialists were used to estimate the reserves and resources, mine production and capital expenditures; and (iii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate significant assumptions used in the determination of the recoverable amount, relating to commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, the discount rate and the fair value per pound of copper equivalent used in the determination of the in situ value; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's QB CGU goodwill impairment test, including controls over the determination of the recoverable amount of the QB CGU. These procedures also included, among others, testing management's process for determining the recoverable amount of the QB CGU, including evaluating the appropriateness of the discounted cash flow model and the in situ fair value approach, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the determination of the recoverable amount. Evaluating the reasonableness of management's assumptions involved considering their consistency with (i) external market and industry data for commodity prices, (ii) recent actual capital expenditures incurred for capital expenditures, (iii) recent actual operating expenditures incurred as well as market and industry data for operating costs and (iv) other third party information for mine production. The work of management's specialists was used in performing the procedures to evaluate the reasonableness of mineral reserves and resources, mine production and capital expenditures. As a basis for using this work, management's specialists' qualifications were understood and the Company's relationship with management's specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management's specialists, tests of the data used by management's specialists, and an evaluation of their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the discount rate and the fair value per pound of copper equivalent.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, Canada
February 22, 2024

We have served as the Company's auditor since 1964.

Consolidated Statements of Income   Years ended December 31

(CAD$ in millions, except for share data)		2023		2022
Revenue (Note 7)	$	**15,011**	$	17,316
Cost of sales		**(9,868)**		(8,745)
Gross profit		**5,143**		8,571
Other operating income (expenses)				
General and administration		**(317)**		(236)
Exploration		**(86)**		(90)
Research and innovation		**(164)**		(157)
Other operating income (expense) (Note 10)		**(206)**		(1,102)
Profit from operations		**4,370**		6,986
Finance income (Note 11)		**112**		53
Finance expense (Note 11)		**(274)**		(203)
Non-operating income (expense) (Note 12)		**(266)**		(275)
Share of profit of joint venture (Note 16)		**2**		4
Profit from continuing operations before taxes		**3,944**		6,565
Provision for income taxes from continuing operations (Note 23(a))		**(1,610)**		(2,495)
Profit from continuing operations		**2,334**		4,070
Loss from discontinued operations (Note 5)		**(26)**		(772)
Profit for the year	$	**2,308**	$	3,298
Profit (loss) from continuing operations attributable to:				
Shareholders of the company	$	**2,435**	$	4,089
Non-controlling interests		**(101)**		(19)
Profit from continuing operations for the year	$	**2,334**	$	4,070
Profit (loss) attributable to:				
Shareholders of the company	$	**2,409**	$	3,317
Non-controlling interests		**(101)**		(19)
Profit for the year	$	**2,308**	$	3,298
Earnings per share from continuing operations				
Basic	$	**4.70**	$	7.77
Diluted	$	**4.64**	$	7.63
Loss per share from discontinued operations				
Basic and diluted	$	**(0.05)**	$	(1.47)
Earnings per share				
Basic	$	**4.65**	$	6.30
Diluted	$	**4.59**	$	6.19
Weighted average shares outstanding (millions)		**517.8**		526.7
Weighted average diluted shares outstanding (millions)		**525.3**		535.9
Shares outstanding at end of year (millions)		**517.3**		513.7

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income Years ended December 31

(CAD$ in millions)		2023		2022
Profit for the year	$	**2,308**	$	3,298
Other comprehensive income (loss) for the year				
Items that may be reclassified to profit				
Currency translation differences (net of taxes of $(9) and $9)		**(383)**		826
Change in fair value of debt securities (net of taxes of $nil and $nil)		**1**		(3)
Share of other comprehensive income of joint venture		**–**		1
		(382)		824
Items that will not be reclassified to profit				
Change in fair value of marketable equity securities (net of taxes of $1 and $(14))		**(5)**		96
Remeasurements of retirement benefit plans (net of taxes of $(68) and $13)		**151**		(45)
		146		51
Total other comprehensive income (loss) for the year		**(236)**		875
Total comprehensive income for the year	$	**2,072**	$	4,173
Total comprehensive income (loss) attributable to:				
Shareholders of the company		**2,191**		4,132
Non-controlling interests		**(119)**		41
	$	**2,072**	$	4,173
Total comprehensive income (loss) attributable to shareholders of the company from:				
Continuing operations		**2,217**		4,904
Discontinued operations		**(26)**		(772)
	$	**2,191**	$	4,132

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows   Years ended December 31

(CAD$ in millions)		2023		2022
Operating activities				
Profit for the year from continuing operations	$	2,334	$	4,070
Depreciation and amortization		1,931		1,674
Provision for income taxes from continuing operations		1,610		2,495
Gain on disposal or contribution of assets		(273)		(21)
Loss on debt redemption or purchase		–		58
Net finance expense		162		150
Income taxes paid		(990)		(1,217)
Remeasurement of decommissioning and restoration provisions for closed operations		103		83
QB2 variable consideration to IMSA and ENAMI		156		188
Other		41		168
Net change in non-cash working capital items		(990)		(107)
Net cash provided by continuing operating activities		4,084		7,541
Net cash provided by discontinued operating activities		–		442
		4,084		7,983
Investing activities				
Expenditures on property, plant and equipment		(4,678)		(4,423)
Capitalized production stripping costs		(1,104)		(1,042)
Expenditures on investments and other assets		(137)		(199)
Proceeds from sale of Fort Hills		1,014		–
Proceeds from investments and assets		162		113
Net cash used in continuing investing activities		(4,743)		(5,551)
Net cash used in discontinued investing activities		(14)		(129)
		(4,757)		(5,680)
Financing activities				
Proceeds from debt		230		569
Redemption, purchase or repayment of debt		(710)		(1,323)
Repayment of lease liabilities		(160)		(138)
QB2 advances from SMM/SC		1,292		899
Interest and finance charges paid		(753)		(459)
Issuance of Class B subordinate voting shares		63		234
Purchase and cancellation of Class B subordinate voting shares		(250)		(1,392)
Dividends paid		(515)		(532)
Contributions from non-controlling interests		439		307
Distributions to non-controlling interests		(54)		(78)
Other liabilities		(48)		(46)
Net cash used in continuing financing activities		(466)		(1,959)
Net cash used in discontinued financing activities		(3)		(31)
		(469)		(1,990)
Increase (decrease) in cash and cash equivalents		(1,142)		313
Change in cash classified as held for sale		35		(35)
Effect of exchange rate changes on cash and cash equivalents		(32)		178
Cash and cash equivalents at beginning of year		1,883		1,427
Cash and cash equivalents at end of year	$	744	$	1,883

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets As at December 31

(CAD$ in millions)	2023	2022
ASSETS		
Current assets		
Cash and cash equivalents (Note 13)	$ 744	$ 1,883
Current income taxes receivable	94	92
Trade and settlement receivables	2,096	1,527
Inventories (Note 14)	2,946	2,685
Prepaids and other current assets	585	540
Assets held for sale (Note 5)	–	1,566
	6,465	8,293
Non-current assets held for sale (Note 5)	–	173
Financial and other assets (Note 15)	1,874	1,466
Investment in joint venture (Note 16)	1,116	1,139
Property, plant and equipment (Note 17)	45,565	40,095
Deferred income tax assets (Note 23(b))	65	75
Goodwill (Note 18)	1,108	1,118
	$ 56,193	$ 52,359
LIABILITIES AND EQUITY		
Current liabilities		
Trade accounts payable and other liabilities (Note 19)	$ 4,001	$ 4,367
Current portion of debt (Note 20)	515	616
Current portion of lease liabilities (Note 21(c))	195	132
Current income taxes payable	1,181	104
Liabilities associated with assets held for sale (Note 5)	–	645
	5,892	5,864
Debt (Note 20)	6,019	6,551
Lease liabilities (Note 21(c))	866	439
QB2 advances from SMM/SC (Note 22)	3,497	2,279
Deferred income tax liabilities (Note 23(b))	6,188	6,778
Retirement benefit liabilities (Note 24(a))	445	420
Provisions and other liabilities (Note 25)	4,994	3,517
	27,901	25,848
Equity		
Attributable to shareholders of the company	26,988	25,473
Attributable to non-controlling interests (Note 27)	1,304	1,038
	28,292	26,511
	$ 56,193	$ 52,359

Contingencies (Note 28)
Commitments (Note 29)

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board of Directors



Una M. Power
Chair of the Audit Committee



Tracey L. McVicar
Director

Consolidated Statements of Changes in Equity Years ended December 31

(CAD$ in millions)	2023	2022
Class A common shares	$ 6	$ 6
Class B subordinate voting shares		
Beginning of year	6,133	6,201
Share repurchases (Note 26(i))	(60)	(374)
Issued on exercise of options	83	306
Issued on dual class amendment (Note 26(b))	302	–
End of year	6,458	6,133
Retained earnings		
Beginning of year	18,065	16,343
Profit for the year attributable to shareholders of the company	2,409	3,317
Dividends paid (Note 26(h))	(515)	(532)
Share repurchases (Note 26(i))	(190)	(1,018)
Shares issued on dual class amendment (Note 26(b))	(302)	–
Remeasurements of retirement benefit plans	151	(45)
End of year	19,618	18,065
Contributed surplus		
Beginning of year	207	253
Share option compensation expense (Note 26(d))	26	26
Transfer to Class B subordinate voting shares on exercise of options	(20)	(72)
End of year	213	207
Accumulated other comprehensive income attributable to shareholders of the company (Note 26(f))		
Beginning of year	1,062	202
Other comprehensive income (loss)	(218)	815
Less remeasurements of retirement benefit plans recorded in retained earnings	(151)	45
End of year	693	1,062
Non-controlling interests (Note 27)		
Beginning of year	1,038	768
Loss for the year attributable to non-controlling interests	(101)	(19)
Other comprehensive income (loss) attributable to non-controlling interests	(18)	60
Contributions from non-controlling interests	439	307
Distributions to non-controlling interests	(54)	(78)
End of year	1,304	1,038
Total equity	$ 28,292	$ 26,511

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements Years ended December 31, 2023 and 2022

1. Nature of Operations

Teck Resources Limited and its subsidiaries (Teck, we, us or our) are engaged in mining and related activities including research, exploration and development, processing, smelting, refining and reclamation. Our major products are copper, zinc, and steelmaking coal. We also produce lead, precious metals, molybdenum, fertilizers and other metals. Metal products are sold as refined metals or concentrates.

Teck is a Canadian corporation and our registered office is at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2. Basis of Preparation and New IFRS Accounting Standards Pronouncements

a)   Basis of Preparation

These annual consolidated financial statements have been prepared by management in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards) and were approved by the Board of Directors on February 22, 2024.

b)   New IFRS Accounting Standards Pronouncements

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, *Financial Instruments* (IFRS 9), IAS 39, *Financial Instruments: Recognition and Measurement*, IFRS 7, *Financial Instruments: Disclosures*, IFRS 4, *Insurance Contracts* and IFRS 16, *Leases* as a result of Phase 2 of the IASB's Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

Term Secured Overnight Financing Rate (Term SOFR) was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for USD London Interbank Offered Rate (LIBOR) based loans. Term SOFR is expected to be largely equivalent on an economic basis to LIBOR, allowing for use of the practical expedient under IFRS 9. Our Quebrada Blanca Phase 2 project (QB2) financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that were exposed to LIBOR.

We transitioned our sustainability-linked revolving credit facility to Term SOFR in 2022. This did not affect our financial statements as this credit facility remains undrawn. We transitioned the remaining financial instruments that used LIBOR settings to Term SOFR in the second quarter of 2023. The transition did not result in a significant change to our financial statements, our interest rate risk management strategy or our interest rate risk.

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

We adopted the amendments to IAS 1, *Presentation of Financial Statements* (IAS 1) on January 1, 2023 with prospective application. The amendments to IAS 1 replace the requirement to disclose "significant" accounting policies with a requirement to disclose "material" accounting policies. The adoption of these amendments has been reflected in the accounting policy information disclosed.

We also referenced the amended IFRS Practice Statement 2 *Making Materiality Judgements* in application of the amendments to IAS 1.

Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7, *Statement of Cash Flows* and IFRS 7, *Financial Instruments: Disclosures* to provide guidance on disclosures related to supplier finance arrangements that enable users of financial statements to assess the effects of these arrangements on the entity's liabilities and cash flows and on the entity's exposure to liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted.

We have chosen to early adopt these amendments effective for annual reporting periods beginning on or after January 1, 2023. The adoption of these amendments did not have a material effect on our annual financial statements.

Amendments to IAS 12 – International Tax Reform – Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12, *Income Taxes* (IAS 12), to clarify the application of IAS 12 to income taxes arising from tax law enacted or substantively enacted to implement the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two Model rules.

Effective immediately upon release, the amendments introduced a mandatory temporary exception to the accounting for deferred taxes arising from the implementation of Pillar Two Model rules which an entity must disclose if it has applied the exception. In addition, effective for annual reporting periods beginning on or after January 1, 2023, disclosure is required to help users of the entity's financial statements to better understand the entity's exposure to Pillar Two income taxes.

In Canada, draft legislation to implement the *Global Minimum Tax Act* (GMTA) within the framework of the OECD's Pillar Two Model rules was released in August 2023 for public consultation but as of December 31, 2023, the GMTA has not been substantively enacted. Based on Pillar Two legislation already enacted in the United Kingdom, Ireland, and Japan, where we have ancillary operations, there is no exposure to any material Pillar Two taxes.

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, *Presentation of Financial Statements* titled *Non-current Liabilities with Covenants*. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override and incorporate the previous amendments, *Classification of Liabilities as Current or Non-current*, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

3. Material Accounting Policy Information

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (TML), Teck Alaska Incorporated (TAK), Teck Highland Valley Copper Partnership (Highland Valley Copper), Teck Coal Partnership (Teck Coal), Compañía Minera Teck Quebrada Blanca S.A. (QBSA or Quebrada Blanca) and Compañía Minera Teck Carmen de Andacollo (Carmen de Andacollo).

All subsidiaries are entities that we control, either directly or indirectly. Certain of our business activities are conducted through joint arrangements. Our interests in joint operations include Galore Creek Partnership (Galore Creek, 50% share)

3. Material Accounting Policy Information (continued)

in Canada; Antamina (22.5% share) in Peru; Minas de San Nicolás, S.A.P.I. de C.V. (San Nicolás, 91% share) in Mexico; and NewRange Copper Nickel LLC (NewRange, 50% share) in the U.S. We account for our interests in these joint operations by recording our share of the respective assets, liabilities, revenue, expenses and cash flows. We also have an interest in a joint venture, NuevaUnión SpA (NuevaUnión, 50% share) in Chile that we account for using the equity method (Note 16).

During the year ended December 31, 2022, we determined that Fort Hills met the criteria to be considered as assets held for sale. We therefore classified the assets of Fort Hills as current assets held for sale, the liabilities of Fort Hills as current liabilities associated with assets held for sale and re-presented the operating results of Fort Hills as a single line item of loss from discontinued operations on the statement of income (Note 5). The transaction closed on February 2, 2023.

All dollar amounts are presented in Canadian dollars unless otherwise specified.

Interests in Joint Operations and Joint Ventures

We are party to joint arrangements where we have joint control, which is when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. We have joint arrangements structured through separate vehicles and classified as joint operations, where the parties have rights to the assets and obligations for the liabilities relating to the arrangement. In these instances, we assessed the legal form of the separate vehicle, the terms of the contractual arrangement, and relevant other facts and circumstances. Regarding other facts and circumstances, we have determined that an arrangement is a joint operation if the arrangement is primarily designed for the provision of output to the parties, and that the liabilities incurred by the arrangement are, in substance, satisfied by the cash flows received from the parties through their purchases of the output. Joint operations are accounted for by recording our share of the respective assets, liabilities, revenue, expenses and cash flows.

We also have a joint arrangement structured through a separate vehicle that is classified as a joint venture. Joint ventures are accounted for as investments using the equity method.

Foreign Currency Translation

The functional currency of Teck, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies, generally the U.S. dollar, into Canadian dollars on consolidation. Items in the statements of income and other comprehensive income (loss) are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items on the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income (loss).

Revenue

Our revenue consists of sales of copper, zinc and lead concentrates, steelmaking coal, refined zinc, lead and silver. We also sell other by-products, including molybdenum concentrates, various refined specialty metals, chemicals and fertilizers. Our performance obligations relate primarily to the delivery of these products to our customers, with each separate shipment representing a separate performance obligation.

Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer's acceptance of the product.

Base metal concentrates

For copper, zinc and lead concentrates, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by the customer. A minority of zinc concentrate sales are made on consignment. For consignment transactions, control of the product transfers to the customer and revenue is recognized at the time the product is consumed in the customer's process.

The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, revenue is recorded based on the estimated consideration to be received at the date of sale, with reference to relevant commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables related to price changes are recorded in other operating income (expense).

Metal concentrate sales are billed based on provisional weights and assays upon the passage of control to the customer. The first provisional invoice is billed to the customer at the time of transfer of control. As final prices, weights and assays are received, additional invoices are issued and cash is collected. In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading or shortly after arrival at the destination port, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Steelmaking coal

For steelmaking coal, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by or directly contracted by the customer. For a majority of steelmaking coal sales, we are not responsible for the provision of shipping or product insurance after the transfer of control. For certain sales, we arrange shipping on behalf of our customers and are the agent to these shipping transactions.

Steelmaking coal is sold under spot or average pricing contracts. For spot price contracts, pricing is final when revenue is recognized. For average pricing contracts, the final pricing is determined based on quoted steelmaking coal price assessments over a specific period. Control of the goods may transfer and revenue may be recognized before, during or subsequent to the period in which final average pricing is determined. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. For average pricing contracts, adjustments are made to settlement receivables in subsequent periods based on published price assessments up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

Steelmaking coal sales are billed based on final quality and quantity measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized. The payment terms generally require prompt collection from customers; however, payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

3. Material Accounting Policy Information (continued)

Refined metals

For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier accepted by the customer. For these products, loading generally coincides with the transfer of title.

Our refined metals are sold under spot or average pricing contracts. For spot sales contracts, pricing is final when revenue is recognized. For refined metal sales contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

We sell a portion of our refined metals on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation.

Refined metal sales are billed based on final specification measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized.

In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors.

Financial Instruments

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is classified as a financial asset that is subsequently measured at amortized cost. Cash equivalents are classified as a financial asset that is subsequently measured at amortized cost, except for money market investments, which are classified as subsequently measured at fair value through profit (loss).

Trade receivables

Trade receivables relate to amounts owing from sales under our spot pricing contracts for steelmaking coal, refined metals, blended bitumen, chemicals and fertilizers. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

Settlement receivables

Settlement receivables arise from base metal concentrate sales contracts and average pricing steelmaking coal contracts, where amounts receivable vary based on underlying commodity prices or steelmaking coal price assessments. Settlement receivables are classified as fair value through profit (loss) and are recorded at fair value at each reporting period based on quoted commodity prices or published price assessments up to the date of final pricing. The changes in fair value are recorded in other operating income (expense).

Investments in marketable equity securities

All of our investments in marketable equity securities are classified, at our election, as subsequently measured at fair value through other comprehensive income (loss). Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

When investments in marketable equity securities subsequently measured at fair value through other comprehensive income (loss) are disposed of, the cumulative gains and losses recognized in other comprehensive income (loss) are not recycled to profit (loss) and remain within equity. Dividends are recognized in profit (loss). These investments are not assessed for impairment.

Investments in debt securities

Investments in debt securities are classified as subsequently measured at fair value through other comprehensive income (loss) and recorded at fair value. Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

Unrealized gains and losses on debt securities are recognized in other comprehensive income (loss) until investments are disposed of and the cumulative gains and losses recognized in other comprehensive income (loss) are reclassified from equity to profit (loss) at that time. Loss allowances and interest income are recognized in profit (loss).

Trade payables

Trade payables are non-interest bearing if paid when due and are recognized at face amount, except when fair value is materially different. Trade payables are subsequently measured at amortized cost.

Debt

Debt is initially recorded at fair value, net of transaction costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at fair value through profit (loss) and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of other operating income (expense) or non-operating income (expense) in profit (loss) depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

3. Material Accounting Policy Information (continued)

Expected credit losses

For trade receivables, we apply the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

Loss allowances on investments in debt securities are initially assessed based on the expected 12-month credit loss. At each reporting date, we assess whether the credit risk for our debt securities has increased significantly since initial recognition. If the credit risk has increased significantly since initial recognition, the loss allowance is adjusted to be based on the lifetime expected credit losses.

Hedging

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Gains and losses are recognized in profit (loss) on the ineffective portion of the hedge, or when there is a disposition or partial disposition of a foreign operation being hedged.

Inventories

Finished products, work in process, raw materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations. Raw materials include concentrates for use at smelting and refining operations.

For work in process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs that are not capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of inventory. For supplies inventories, cost includes acquisition, freight and other directly attributable costs.

When our operations are producing at reduced levels, fixed overhead costs are only allocated to inventory based on normal production levels.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down on inventory not yet sold is reversed.

We use both joint-product and by-product costing for work in process and finished product inventories. Joint-product costing is applied to primary products where the profitability of the operations is dependent upon the production of these products. Joint-product costing allocates total production costs based on the relative values of the products. By-product costing is used for products that are not the primary products produced by the operation. The by-products are allocated only the incremental costs of processes that are specific to the production of that product.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

Depreciation of mobile equipment, buildings used for production and plant and processing equipment at our mining operations is calculated on a units-of-production basis. Depreciation of buildings not used for production and of plant and equipment at our smelting operations is calculated on a straight-line basis over the assets' estimated useful lives. Where components of our assets have different useful lives, depreciation is calculated on each component separately.

Depreciation commences when an asset is ready for its intended use. Estimates of remaining useful lives and residual values are reviewed annually.

The expected useful lives of assets depreciated on a straight-line basis are as follows:

- Buildings and equipment (not used for production)   1–50 years
- Plant and equipment (smelting operations)   2–30 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including pre-production waste rock stripping costs related to mine development and costs incurred during production to increase future output, are capitalized.

Waste rock stripping costs incurred in the production phase of a surface mine are recorded as capitalized production stripping costs within property, plant and equipment when it is probable that the stripping activity will improve access to the orebody, when the component of the orebody or pit to which access has been improved can be identified and when the costs relating to the stripping activity can be measured reliably. When the actual waste-to-ore stripping ratio in a period is greater than the expected life-of-component waste-to-ore stripping ratio for that component, the excess is recorded as capitalized production stripping costs.

Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate. Since the stripping activity within a component of a mine improves access to the reserves of the same component, capitalized production stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves expected to be mined from the same component.

Exploration and evaluation costs

Property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, *Standards of Disclosure for Mineral Projects*, exist or are near a specific property with a defined resource and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are recorded to profit (loss) in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated, as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties within property, plant and equipment.

Construction in progress

Assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment and depreciation commences when the asset is available for its intended use.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are recorded to expense as incurred, except when these repairs significantly extend the life of an asset or result in a significant operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate on the project-specific debt, as applicable. Borrowing costs are capitalized with the asset they relate to within mineral properties, land, buildings, plant and equipment, or construction in progress and are amortized over the useful life of the related asset. All other borrowing costs are expensed as incurred.

3. Material Accounting Policy Information (continued)

Capitalization of borrowing costs begins when there are borrowings, when expenditures on the construction of the asset are incurred and when activities are undertaken to prepare the asset for its intended use. We stop capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use are complete. In situations where we need to suspend the construction of a qualifying asset for an extended period of time, we will suspend capitalization of borrowing costs, and restart capitalization when construction activities resume.

Impairment and impairment reversal of non-current assets

The carrying amounts of assets included in property, plant and equipment and intangible assets are reviewed for impairment whenever facts and circumstances indicate that the recoverable amounts may be less than the carrying amounts. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal (FVLCD) and its value in use. An impairment loss exists if the asset's or CGU's carrying amount exceeds the estimated recoverable amount and is recorded as an expense immediately.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For mining assets, when a binding sale agreement is not readily available, FVLCD is usually estimated using a discounted cash flow approach, unless comparable market transactions on which to estimate fair value are available. Estimated future cash flows are calculated using estimated future commodity prices, reserves and resources, and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate.

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or CGU in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimates of future cash flows have not been adjusted. A value in use calculation uses a pre-tax discount rate and a FVLCD calculation uses a post-tax discount rate.

Indicators of impairment for exploration and evaluation assets are assessed on a project-by-project basis or as part of the mining operation to which they relate.

Tangible or intangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or significant changes in circumstances indicate that the impairment may have reversed. Indicators of a potential reversal of an impairment loss mainly mirror the indicators present when the impairment was originally recorded. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized in profit (loss) immediately.

Intangible Assets

Intangible assets are mainly internally generated and primarily relate to our innovation and technology initiatives. We capitalize development costs for internally generated intangible assets when the process is clearly defined, the technical feasibility and usefulness of the asset have been established, we are committed and have the resources to complete the project, and the costs can be reliably measured.

Intangible assets are recorded at cost less accumulated amortization and impairment losses. Cost includes directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Costs associated with maintaining our innovation and technology initiatives, once implemented, are recognized as an expense as incurred.

Finite life intangible assets are amortized on a straight-line basis over their useful lives. Amortization commences when an asset is ready for its intended use. Estimates of remaining useful lives are reviewed annually. Changes in estimates are accounted for prospectively. The expected useful lives of our finite life intangible assets are between 3 and 20 years.

Research and Innovation

Costs incurred during the research phase are expensed as part of research and innovation. Costs associated with the development of our innovation-driven transformation program, where the process is not clearly defined and technical feasibility is not established, are also expensed as incurred.

Goodwill

We allocate goodwill arising from business combinations to each CGU or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. An impairment loss exists if the CGU's or group of CGUs' carrying amount, including goodwill, exceeds its recoverable amount. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU or group of CGUs, any impairment of goodwill previously recorded is not subsequently reversed.

Leases

Contracts are assessed to determine if the contracts are, or contain, a lease. As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease. The commencement date is the date when the lessor makes the underlying asset available for use by us. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by our incremental borrowing rate, as the rate implicit in the lease cannot be readily determined.

Our lease liabilities are remeasured when there is a change in future lease payments arising from a purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit (loss).

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recorded directly to profit (loss) on a straight-line basis over the lease term.

Income Taxes

Taxes, comprising both income taxes and resource taxes, are accounted for as income taxes under IAS 12, *Income Taxes*. Income taxes attributable to assets held for sale at December 31, 2022 are included as part of loss from discontinued operations.

Current taxes receivable or payable are based on estimated taxable income for the current year at the statutory tax rates enacted, or substantively enacted, less amounts paid or received on account.

Deferred tax assets and liabilities are recognized based on temporary differences and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of changes in tax legislation, including changes in tax rates, is recognized in the period of substantive enactment.

3. Material Accounting Policy Information (continued)

Deferred tax assets are recognized only to the extent where it is probable that the future taxable profits or capital gains of the relevant entity or group of entities in a particular jurisdiction will be available, against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled without affecting our operations or business and where it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction, other than in a business combination, which will affect neither accounting profit nor taxable profit. However, we recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

Deferred tax assets and liabilities related to assets held for sale are included as part of assets held for sale and liabilities associated with assets held for sale, as applicable.

We are subject to assessments by various taxation authorities, who may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected healthcare costs and retirement dates of employees.

Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of the asset ceiling and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income (loss) and directly into retained earnings. Measurement of our net defined benefit asset is limited to the lower of the surplus of assets less liabilities in the defined benefit plan and the asset ceiling less liabilities in the defined benefit plan. The asset ceiling is the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the plan.

The interest component of the defined benefit cost is recorded as part of finance expense. Depending on the classification of the salary of plan members, current service costs and past service costs are included in cost of sales, general and administration expenses, exploration expenses or research and innovation expenses.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is recorded to profit (loss) as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide healthcare benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. We fund these non-pension post-retirement benefits as they become due.

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and recorded to other operating income (expense) over the vesting period.

Share-based payment expense relating to cash-settled awards, including deferred, restricted, performance and performance deferred share units, is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. Performance share units (PSUs) and performance deferred share units (PDSUs) vest subject to a performance metric ranging from 0% to 200% based on corporate performance against grant-specific performance criteria. As defined in our grant agreements, the performance metric for PSUs and PDSUs issued prior to 2022 was based on both our relative total shareholder return in comparison to a group of specified companies and by the ratio of the change in our earnings before interest, taxes, depreciation and amortization (EBITDA) over the vesting period of the share unit to the change in a specified weighted commodity price index. The performance metrics for PSUs and PDSUs issued in 2022 and 2023 are based on a balanced scorecard, with 20% related to each of relative shareholder return as compared to our compensation peer group, change in five-year average return on capital employed for operating assets, operational production and cost performance as against the annual budget, strategic execution, and performance measured against a sustainability progress index. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price as well as changes to the above-noted vesting factors, as applicable.

Decommissioning and Restoration Provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit-adjusted risk-free rate. These decommissioning and restoration provisions are adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit (loss). This unwinding of the discount is recorded to finance expense in the statement of income (loss).

The amount of the decommissioning and restoration provisions initially recognized is capitalized as part of the related asset's carrying value. The method of depreciation follows that of the underlying asset. For a closed site or where the asset that generated a decommissioning and restoration provision no longer exists, there is no longer any future benefit related to the costs and, as such, the amounts are expensed through other operating income (expense). For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the provision with an offsetting adjustment to the capitalized asset retirement cost.

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and recorded through other operating income (expense) in the period in which the event giving rise to the liability occurs. Changes in the estimated liability resulting in an adjustment to these provisions are also recorded to other operating income (expense) in the period in which the estimate changes.

Earnings (Loss) per Share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued, should "in-the-money" options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. In periods of loss, the loss per share and diluted loss per share are the same, since the effect of the issuance of additional common shares would be anti-dilutive.

4. Areas of Judgment and Estimation Uncertainty

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2023 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, zinc premiums, discount rates, foreign exchange rates, our market capitalization, reserves and resources, mine plans, operating plans and operating results.

As a result of the strengthening of the Canadian dollar against the U.S. dollar affecting the Canadian dollar equivalent of our expected consideration to be received in the sale of the steelmaking coal business transactions (Note 6(a)), we performed an impairment test for our steelmaking coal group of CGUs (Note 9(a)) at December 31, 2023.

In the fourth quarter of 2022, as a result of increased costs and operating challenges at our Trail CGU, we performed an impairment test for our Trail CGU (Note 9(b) and (d)).

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management.

QB2 consists of property, plant and equipment that become available for use at different dates. When assessing when these assets are available for use, we consider several factors, the most significant of which are the status of asset commissioning and whether the assets are capable of operating near design capacity to ensure a reliable and consistent throughput rate to produce the expected quantity of outputs. The majority of the assets related to QB2 became available for use in December of 2023.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina, NewRange and San Nicolás are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For Antamina, NewRange and San Nicolás, we take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).

4. Areas of Judgment and Estimation Uncertainty (continued)

Assets Held for Sale

Judgment is required in assessing whether certain assets are considered as held for sale as at December 31, 2023. For non-current assets and disposal groups to be considered as held for sale, the asset or disposal group must be available for immediate disposal, by sale or otherwise, in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups, and its sale must be highly probable. Exercising judgment includes considering the likelihood of obtaining requisite regulatory, stakeholder and political approvals.

In the fourth quarter of 2023, we announced our agreement to sell our interest in our steelmaking coal business, referred to as Elk Valley Resources (EVR), through a sale of a majority stake to Glencore plc (Glencore) and a sale of minority stakes to Nippon Steel Corporation (NSC) and POSCO. The NSC and POSCO portions of the transaction closed on January 3, 2024 (Note 6(a)). Closing of the sale of the majority interest in EVR to Glencore remains subject to receipt of competition approvals in several jurisdictions and approval under the *Investment Canada Act*. The timing and outcome of these processes is not known with sufficient certainty and as such, we are not in a position to conclude that receipt of the required approvals, and resulting closing of the transaction, is highly probable. Therefore, we have determined that our steelmaking coal business did not meet the criteria to be classified as held for sale at December 31, 2023.

As at December 31, 2022, we determined that the Fort Hills disposal group; the Quintette disposal group; the Mesaba property, plant and equipment assets; and the San Nicolás property, plant and equipment assets were considered as held for sale (Note 5).

b) Sources of Estimation Uncertainty

Impairment Testing

For the annual goodwill impairment testing for our steelmaking coal group of CGUs, we estimated its recoverable amount based on consideration expected to be received from the sale transactions (Note 6(a)). This includes the present value of the agreed-upon cash proceeds from Glencore and NSC, plus the expected discounted cash flows from the steelmaking coal business until closing of the Glencore transaction. The most significant assumption is the U.S. dollar to Canadian dollar foreign exchange rate, which is applied to both the cash receipts and the cash flows until closing. Other significant assumptions include the steelmaking coal price, sales volumes and operating costs.

For other impairment testing required, discounted cash flow models are used to determine the recoverable amount of respective CGUs. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets.

Significant assumptions used in preparing the discounted cash flow model for our Quebrada Blanca CGU goodwill impairment test include commodity prices, reserves and resources, sales volumes, operating costs, capital expenditures, discount rate and the fair value per pound of copper equivalent used in the determination of the *in situ* value.

Significant assumptions used in preparing the discounted cash flow model for our Trail CGU impairment test in 2022 include zinc prices, smelter production, operating costs, capital expenditures, treatment charges, zinc premiums, discount rate and foreign exchange rates.

Note 9(d) outlines the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management's best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income (loss) and the resulting carrying values of assets.

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, *Standards of Disclosure for Mineral Projects*. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

Decommissioning and restoration provisions (DRPs) are based on future cost estimates using information available at the balance sheet date that are developed by management's experts (Note 25(a)). DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of income (loss) may be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax assessment.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

5. Assets Held for Sale and Discontinued Operations

Discontinued Operations – Fort Hills Disposal Group

Fort Hills sale transaction

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor) and TotalEnergies EP Canada Ltd. (TEPCA). TEPCA had exercised its right of first refusal to purchase its proportionate share of our Fort Hills interest.

We have accounted for this transaction by recognizing:

- Aggregate cash proceeds of approximately $1 billion from Suncor and TEPCA
- A financial liability estimated at $269 million on closing. The current portion of $26 million was recorded as part of trade accounts payable and other liabilities. The non-current portion of $243 million was recorded as part of provisions and other liabilities. This financial liability is related to the remaining term of a downstream pipeline take-or-pay toll commitment.

We recognized a loss of approximately $8 million, which was presented in loss from discontinued operations upon closing of this transaction.

During 2022, we recorded a non-cash, pre-tax asset impairment of $1.2 billion (after-tax $961 million) as a result of the announced sale of our interest in Fort Hills.

Results of discontinued operations of the Fort Hills disposal group:

(CAD$ in millions)		2023		2022
Revenue	$	**143**	$	1,597
Cost of sales		**(161)**		(1,291)
Gross profit (loss)		**(18)**		306
Asset impairment		**–**		(1,243)
Other operating income		**–**		6
Loss from operations		**(18)**		(931)
Net finance expense		**(2)**		(25)
Loss on sale		**(8)**		–
Loss from discontinued operations before taxes		**(28)**		(956)
Recovery of income taxes		**2**		184
Loss from discontinued operations	$	**(26)**	$	(772)

Assets Held For Sale and Liabilities Associated with Assets Held for Sale – Fort Hills and Quintette Disposal Groups

Quintette sale transaction

On December 19, 2022, we announced an agreement with Conuma Resources Limited to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia, which closed in 2023 (Note 6(c)). The Quintette disposal group did not meet the definition of discontinued operations, but it did meet the requirements for it to be classified as held for sale. As at December 31, 2022, we reclassified the assets and liabilities of Quintette as held for sale on the balance sheet. Immediately before the initial classification of the Quintette assets and liabilities as held for sale, we assessed the fair value and determined the fair value exceeded the carrying amount and accordingly, no impairment was recorded.

Assets and liabilities of the Fort Hills disposal group and the Quintette disposal group held for sale as at December 31, 2022:

(CAD$ in millions)	Fort Hills		Quintette		Total	
Cash and cash equivalents	$	34	$	–	$	34
Inventories		53		–		53
Prepaid and other current assets		49		–		49
Financial and other assets		42		1		43
Property, plant and equipment		1,124		263		1,387
Total assets held for sale	**$**	**1,302**	**$**	**264**	**$**	**1,566**
Trade accounts payable and other liabilities	$	172	$	5	$	177
Current portion of lease liabilities		9		–		9
Current income taxes payable		46		–		46
Lease liabilities		200		–		200
Deferred income tax liabilities		18		50		68
Provisions and other liabilities		110		35		145
Total liabilities associated with assets held for sale	**$**	**555**	**$**	**90**	**$**	**645**

Non-Current Assets Held for Sale

Mesaba arrangement

On July 20, 2022 we announced an agreement with PolyMet Mining Corp. (PolyMet) to form a 50:50 joint arrangement to advance PolyMet's NorthMet project and Teck's Mesaba mineral deposit, which closed in 2023 (Note 6(d)). As at December 31, 2022, we have reclassified property, plant and equipment and other assets of $14 million related to Mesaba to non-current assets held for sale based on the conclusion that the mineral deposit would become part of a joint operation. Immediately before the initial classification of the Mesaba assets as held for sale, we assessed the fair value and determined the fair value exceeded the carrying amount and accordingly, no impairment was recorded.

San Nicolás arrangement

On September 16, 2022, we announced an agreement with Agnico Eagle Mines Limited to form a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico, which closed in 2023 (Note 6(b)). As at December 31, 2022, we have reclassified property, plant and equipment and other assets of $159 million related to San Nicolás to non-current assets held for sale based on the conclusion that San Nicolás would become part of a joint operation. Immediately before the initial classification of the San Nicolás assets as held for sale, we assessed the fair value and determined the fair value exceeded the carrying amount and accordingly, no impairment was recorded.

6. Transactions

a) Sale of Steelmaking Coal Business

On November 13, 2023, we announced our agreement to sell our interest in our steelmaking coal business, EVR, through a sale of a majority stake to Glencore and a sale of a minority stake to NSC and POSCO.

Glencore will acquire 77% of EVR for US$6.9 billion in cash, payable to us at closing of the Glencore transaction, subject to customary closing adjustments. At closing of the Glencore transaction, Glencore will acquire from us any remaining receivable that is payable to Teck by EVR.

Closing of the sale of the majority interest in EVR to Glencore remains subject to receipt of competition approvals in several jurisdictions and approval under the *Investment Canada Act* (Note 4(a)).

NSC agreed to acquire a 20% interest in EVR in exchange for its current 2.5% interest in our Elkview Operations plus US$1.3 billion in cash payable to Teck at closing of the NSC transaction. POSCO agreed to exchange its 2.5% interest in our Elkview Operations and its 20% interest in the Greenhills Operations for a 3% interest in EVR. Teck will continue to operate the steelmaking coal business and will retain substantially all cash flows from the steelmaking coal business until closing of the Glencore transaction.

On January 3, 2024, the NSC and POSCO transactions were completed. These transactions will be accounted for as equity transactions with non-controlling interests.

b) San Nicolás Arrangement

On April 6, 2023, we closed the transaction with Agnico Eagle Mines Limited (Agnico Eagle), forming a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. Agnico Eagle has agreed to subscribe for a 50% interest in San Nicolás for US$580 million, to be contributed as study and development costs are incurred by San Nicolás.

We concluded that San Nicolás is a joint operation where we share joint control with Agnico Eagle due to the key facts that Teck and Agnico Eagle are obligated for their share of the outputs of the arrangement, and that Teck and Agnico Eagle are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses and cash flows. As contributions are made by Agnico Eagle to San Nicolás, their incremental contributions will result in an increase in their share ownership and a reduction in our share ownership until Agnico Eagle has achieved a 50% interest in San Nicolás. At December 31, 2023, we had 91% and Agnico Eagle had 9% of share ownership.

We recognized a gain of $5 million in other operating income (expense) (Note 10), attributable to Agnico Eagle's initial subscription and incremental contributions, totaling an aggregate of 9% of the project during 2023.

c) Quintette Sale Transaction

On February 16, 2023, we closed the transaction with Conuma Resources Limited (Conuma) to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. In exchange for the sale of the Quintette steelmaking coal mine, Conuma has agreed to pay in cash $120 million of staged payments over 36 months and an ongoing 25% net profits interest royalty, first payable after Conuma recovers its initial construction investments in Quintette.

We accounted for this transaction by recognizing:

- Cash of $30 million related to a non-refundable deposit and cash received upon closing
- A financial receivable of $69 million recorded as part of financial and other assets, which reflects the fair value of the staged payments at the close of the transaction
- A mineral interest royalty in the amount of $200 million recorded as part of property, plant and equipment that is a non-cash investing transaction and reflects the fair value of the royalty interest on closing of the transaction. The key facts and circumstances that resulted in concluding the royalty should be accounted for as a mineral interest were the alignment of cash flow risks and returns with the existing mine plan and that payments will only occur during the life of the mine.

We recognized a pre-tax gain of approximately $75 million ($50 million post-tax) in other operating income (expense) upon closing of this transaction (Note 10).

d) Mesaba Arrangement

On February 15, 2023, we closed the transaction with PolyMet, forming a 50:50 joint arrangement to advance PolyMet's NorthMet project and Teck's Mesaba mineral deposit. The joint arrangement is held and operated through a new entity named NewRange Copper Nickel LLC.

We concluded that NewRange is a joint operation where we share joint control with PolyMet due to the key facts that Teck and PolyMet are obligated for their share of the outputs of the arrangement, and that Teck and PolyMet are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses and cash flows.

We concluded that both parties contributed groups of assets that do not constitute businesses in the formation of the NewRange joint operation and we recorded $232 million of property, plant and equipment and $16 million of intangibles in a non-cash investing transaction. We have measured the fair value of the assets and liabilities contributed by PolyMet through reference to market share price data, adjusted for transaction-specific factors, which is classified as a Level 3 measurement within the fair value measurement hierarchy (Note 32).

We recognized a pre-tax gain of approximately $191 million ($142 million post-tax) in other operating income (expense) upon closing of this transaction (Note 10). The gain was determined by calculating 50% of the fair value of the NorthMet project contributed by PolyMet, less 50% of the carrying value of the Mesaba mineral deposit contributed by Teck.

7. Revenue

a) Total Revenue by Major Product Type and Business Unit

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 30) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity, as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if the sales were made to arm's-length parties and are eliminated on consolidation. As a result of the sale of our 21.3% interest in Fort Hills and associated downstream assets, we no longer present the revenue related to Fort Hills, which was part of our energy business unit, in the tables below. Revenue related to Fort Hills is disclosed as part of Note 5, Assets Held for Sale and Discontinued Operations.

(CAD$ in millions)	2023			
	Copper	**Zinc**	**Steelmaking Coal**	**Total**
Copper	$ **3,016**	$ **–**	$ **–**	$ **3,016**
Zinc	**257**	**2,443**	**–**	**2,700**
Steelmaking coal	**–**	**–**	**8,535**	**8,535**
Silver	**44**	**414**	**–**	**458**
Lead	**2**	**386**	**–**	**388**
Other	**106**	**351**	**–**	**457**
Intra-segment	**–**	**(543)**	**–**	**(543)**
	$ **3,425**	$ **3,051**	$ **8,535**	$ **15,011**

(CAD$ in millions)	2022			
	Copper	**Zinc**	**Steelmaking Coal**	**Total**
Copper	$ 2,925	$ –	$ –	$ 2,925
Zinc	331	3,101	–	3,432
Steelmaking coal	–	–	10,409	10,409
Silver	40	341	–	381
Lead	4	344	–	348
Other	81	395	–	476
Intra-segment	–	(655)	–	(655)
	$ 3,381	$ 3,526	$ 10,409	$ 17,316

b) Total Revenue by Region

The following table shows our revenue disaggregated by geographical region. Revenue is attributed to regions based on the destination port or delivery location as designated by the customer.

(CAD$ in millions)	2023		2022	
Asia				
China	$	**4,202**	$	4,804
Japan		**2,749**		3,216
South Korea		**1,675**		2,178
India		**1,214**		1,306
Other		**697**		1,169
Americas				
United States		**1,577**		1,727
Canada		**775**		857
Chile		**339**		154
Other		**170**		38
Europe				
Germany		**560**		428
Spain		**246**		271
Finland		**188**		278
Belgium		**140**		134
Slovakia		**126**		150
Other		**353**		606
	$	**15,011**	$	17,316

In 2023, one major customer in the steelmaking coal business unit accounted for approximately $1.5 billion in total revenue, representing more than 10% of total revenue. In 2022, no customer accounted for more than 10% of total revenue.

8. Expenses by Nature

(CAD$ in millions)	2023	2022
Employment-related costs:		
Wages and salaries	$ 1,375	$ 1,121
Employee benefits and other wage-related costs	331	313
Bonus payments	296	350
Post-employment benefits and pension costs	129	154
	2,131	1,938
Transportation	1,605	1,515
Depreciation and amortization	1,931	1,674
Raw material purchases	601	655
Fuel and energy	1,233	1,103
Operating supplies consumed	933	782
Maintenance and repair supplies	1,118	845
Contractors and consultants	1,468	904
Overhead costs	498	559
Royalties	285	495
Other operating costs net of recoveries	(72)	(32)
	11,731	10,438
Adjusted for:		
Capitalized production stripping costs	(1,104)	(1,042)
Change in inventory	(192)	(168)
Total cost of sales, general and administration, exploration and research and innovation expenses	$ 10,435	$ 9,228

9. Asset and Goodwill Impairment Testing

a) Impairment Testing – Steelmaking Coal Group of CGUs

Goodwill Impairment Testing – October 31, 2023

Our steelmaking coal group of CGUs has goodwill allocated to it (Note 18). For our annual goodwill impairment testing, we estimated the recoverable amount of the steelmaking coal group of CGUs based on consideration expected to be received from the announced sale transactions in November 2023 (Note 6(a)). This includes the present value of the agreed-upon cash proceeds from Glencore and NSC, plus the expected discounted cash flows from the steelmaking coal group of CGUs until expected closing of the Glencore transaction. The estimated recoverable amount of the steelmaking coal group of CGUs exceeded the carrying amount by approximately $600 million at October 31, 2023, our annual goodwill impairment testing date. These FVLCD estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 32).

The recoverable amount of our steelmaking coal group of CGUs is most sensitive to changes in the U.S. dollar to Canadian dollar foreign exchange rate, which is applied to both the cash receipts and the cash flows until closing. We used a U.S. dollar to Canadian dollar exchange rate of 1.38 in our estimation, based on the forward curve at October 31, 2023. In isolation, a strengthening of the Canadian dollar to 1.33 would result in the recoverable amount of the steelmaking coal group of CGUs being approximately equal to the carrying amount. Other significant assumptions include the steelmaking coal price, sales volumes and operating costs.

Impairment Testing – December 31, 2023

As at December 31, 2023, as a result of the strengthening of the Canadian dollar against the U.S. dollar affecting the Canadian dollar equivalent of our expected consideration to be received in the sale of the steelmaking coal business transactions, we performed an additional impairment test for our steelmaking coal group of CGUs. We updated the estimated recoverable amount based on the consideration expected to be received, consistent with the annual goodwill impairment testing performed as at October 31, 2023. In performing this impairment test, we used a U.S. dollar to Canadian dollar foreign exchange rate of 1.32 based on the forward curve at December 31, 2023 and also updated applicable assumptions including the steelmaking coal price, sales volumes and operating costs.

The estimated recoverable amount of the steelmaking coal group of CGUs exceeded the carrying amount by approximately $80 million at December 31, 2023. These FVLCD estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 32).

In isolation, a $0.01 strengthening in the Canadian dollar would result in the recoverable amount being approximately equal to the carrying amount.

b)   Impairment Testing – Trail CGU and Assets Held for Sale – 2022

In the fourth quarter of 2022, as a result of increased costs and operating challenges at the Trail CGU, we performed an impairment test for our Trail CGU. Cash flow projections used in the analysis as at December 31, 2022 were based on an operating plan with cash flows covering a period of 80 years. The recoverable amount of our Trail CGU was approximately equal to the carrying amount of $1.2 billion at the date of testing. As a result, any changes in the key assumptions in (d) below could result in the carrying amount exceeding the recoverable amount.

In 2022, immediately before the initial classification of assets held for sale, we measured the assets at the lower of their carrying amount and fair value less costs to sell with the results disclosed in Note 5.

c)   Annual Goodwill Impairment Testing – Quebrada Blanca CGU

Our Quebrada Blanca CGU has goodwill allocated to it (Note 18). We performed our annual goodwill impairment testing at October 31, 2023, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses. Cash flow projections in the discounted cash flow model cover the current expected mine life of Quebrada Blanca and a projected expansion, totalling 49 years, with an estimate of *in situ* value applied to the remaining resources. Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time, as the cash flows are significantly affected by the key assumptions described below in (d).

Sensitivity Analysis

The recoverable amount of our Quebrada Blanca CGU exceeded the carrying amount by approximately $600 million at the date of our annual goodwill impairment testing. The recoverable amount of Quebrada Blanca is most sensitive to the long-term copper price assumption and discount rate assumption. In isolation, a US$0.10 decrease in the long-term copper price, or a 30 basis points increase in the discount rate would result in the recoverable amount of Quebrada Blanca being equal to its carrying value.

Significant assumptions used in preparing the discounted cash flow model for our Quebrada Blanca CGU goodwill impairment test include commodity prices, reserves and resources, sales volumes, operating costs, capital expenditures, discount rate and the fair value per pound of copper equivalent used in the determination of the *in situ* value.

9. Asset and Goodwill Impairment Testing (continued)

d)   Key Assumptions – Quebrada Blanca CGU and Trail CGU

The following are the key assumptions used in our Quebrada Blanca CGU impairment testing calculations for the years ended December 31, 2023 and 2022:

	2023	**2022**
Copper prices per pound	**Long-term real price in 2028 of US$3.90**	Long-term real price in 2027 of US$3.60
Post-tax real discount rate	**7.0%**	6.5%

In our 2022 impairment assessment of the Trail CGU, we used long-term assumptions of US$1.25 per pound for zinc, US$277 per tonne for treatment charges, US$0.11 per pound for zinc premiums, a U.S. dollar to Canadian dollar exchange rate of 1.30 and a post-tax real discount rate of 5.5%.

Interrelation of Key Assumptions

The key assumptions used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating costs and capital expenditures. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Commodity Price Assumptions

Commodity price assumptions use current prices in the initial year and trend to the long-term prices in the information referenced above. Prices are based on a number of factors, including historical data, analyst estimates and forward curves in the near term and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on market participant mining and smelting weighted average costs of capital adjusted for risks specific to the operation or asset where appropriate.

Foreign Exchange Rates

U.S. dollar to Canadian dollar foreign exchange rates are significant to the Trail CGU and are benchmarked with external sources of information based on a range used by market participants.

Reserves and Resources, Mine Production and Smelter Production

Future mineral production is included in projected cash flows based on plant capacities, reserve and resource estimates and related exploration and evaluation work undertaken by appropriately qualified persons.

Future smelter production is included in projected cash flows based on plant capacities.

In Situ **Value**

The fair value of resources beyond production included in the discounted cash flow model are estimated on a fair value per pound on a copper equivalent basis using available comparable market data.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans, operating plans and internal management forecasts, as applicable. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and the risks associated with each operation. Future capital expenditures are based on management's best estimate of expected future capital requirements, with input from management's experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGU on a FVLCD basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value in use methodology would result in a higher recoverable amount. For the asset impairment and goodwill impairment analyses performed in 2023 and 2022, we have applied the FVLCD basis. These estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 32).

10. Other Operating Income (Expense)

(CAD$ in millions)	2023	2022
Settlement pricing adjustments (Note 31(b))	$ 39	$ (371)
Share-based compensation	(107)	(236)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(168)	(128)
Care and maintenance costs	(62)	(59)
Social responsibility and donations	(66)	(65)
Gain (loss) on disposal or contribution of assets	244	(4)
Commodity derivatives	(12)	35
Take-or-pay contract costs	(75)	(86)
Elkview business interruption claim (Note 28)	221	–
Other	(220)	(188)
	$ (206)	$ (1,102)

11. Finance Income and Finance Expense

(CAD$ in millions)		2023		2022
Finance income				
Investment income	$	97	$	49
Accretion on long-term receivables		15		4
Total finance income	$	112	$	53
Finance expense				
Debt interest	$	245	$	253
Interest on QB2 project financing		245		112
Interest on advances from SMM/SC		259		89
Interest on lease liabilities		31		15
Letters of credit and standby fees		39		34
Accretion on decommissioning and restoration provisions		180		138
Other		55		51
		1,054		692
Less capitalized borrowing costs (Note 17)		(780)		(489)
Total finance expense	$	274	$	203

12. Non-Operating Income (Expense)

(CAD$ in millions)		2023		2022
QB2 variable consideration to IMSA and ENAMI (a)	$	(156)	$	(188)
Foreign exchange gains (losses)		(9)		15
Loss on debt redemption or purchase (Note 20(a) and (g))		–		(58)
Downstream pipeline take-or-pay toll commitment		(40)		–
Other		(61)		(44)
	$	(266)	$	(275)

a) QB2 Variable Consideration to IMSA and ENAMI

During the year ended December 31, 2023, we recorded $4 million (2022 – $5 million) of expense (Note 31(b)) related to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA through the purchase of Inversiones Mineras S.A. (IMSA), a private Chilean company. This derivative financial liability is carried at fair value, with changes in fair value being recognized in profit (loss). The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024 or up to a lesser maximum in certain circumstances thereafter. At the date of the acquisition, a nominal value was attributed to the additional payments. As at December 31, 2023, the fair value of this financial liability is $115 million (2022 – $114 million) (Note 25), with estimated future average copper prices expected to exceed the US$3.15 per pound threshold, based on the expected timing of commencement of commercial production.

During the year ended December 31, 2023, we recorded $152 million (2022 – $183 million) of expense related to changes in the carrying value of the financial liability for the preferential dividend stream from QBSA to Empresa Nacional de Minería (ENAMI). As at December 31, 2023, the carrying value of this financial liability, which is measured at amortized cost, is $444 million (2022 – $286 million) (Note 25). This financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affects the timing of when QBSA repays the loans.

The fair values of the IMSA and ENAMI liabilities are both calculated using a discounted cash flow method based on quoted market prices and are considered Level 3 fair value measurements with significant unobservable inputs on the fair value hierarchy (Note 32).

13. Supplemental Cash Flow Information

(CAD$ in millions)	December 31, 2023		December 31, 2022	
Cash and cash equivalents				
Cash	$	399	$	259
Investments with maturities from the date of acquisition of three months or less		345		1,624
	$	744	$	1,883

(CAD$ in millions)	2023		2022	
Net change in non-cash working capital items				
Trade and settlement receivables	$	(583)	$	478
Inventories		(426)		(421)
Prepaids and other current assets		(237)		(401)
Trade accounts payable and other liabilities		256		237
	$	(990)	$	(107)

14. Inventories

(CAD$ in millions)	December 31, 2023		December 31, 2022	
Supplies	$	1,318	$	1,045
Raw materials		277		278
Work in process		1,046		857
Finished products		655		718
		3,296		2,898
Less non-current portion (Note 15)		(350)		(213)
	$	2,946	$	2,685

Cost of sales of $9.9 billion (2022 – $8.7 billion) includes $8.9 billion (2022 – $7.7 billion) of production costs that were recognized as part of inventories and subsequently expensed when sold during the year.

Total inventories held at net realizable value amounted to $49 million at December 31, 2023 (2022 – $40 million). Total inventory write-downs in 2023 were $26 million (2022 – $50 million) and were included as part of cost of sales.

Non-current inventories consist of ore stockpiles and other in-process materials that are not expected to be sold within one year.

15. Financial and Other Assets

(CAD$ in millions)	December 31, 2023	December 31, 2022
Non-current receivables and deposits	$ 207	$ 163
Marketable equity and debt securities carried at fair value	397	364
Pension plans in a net asset position (Note 24(a))	446	224
Derivative assets	68	56
Non-current portion of inventories (Note 14)	350	213
Finite life intangibles (a)	345	400
Other	61	46
	$ 1,874	$ 1,466

a) Finite Life Intangibles

At January 1, 2022, we had a carrying value of internally developed finite life intangible assets of $395 million, which is net of accumulated amortization and impairment of $67 million.

During the year ended December 31, 2023, there were additions of $83 million (2022 – $99 million), amortization of $50 million (2022 – $49 million), impairment of $88 million (2022 – $9 million) recorded in the statement of income and $nil assets transferred to held for sale on the balance sheet (2022 – $36 million).

The ending carrying value as at December 31, 2023 was $345 million (2022 – $400 million), which is net of accumulated amortization and impairment of $263 million (2022 – $125 million).

16. Investment in Joint Venture

In August 2015, Teck and Newmont Corporation (Newmont) announced an agreement to combine their respective Relincho and El Morro projects, located approximately 40 kilometres apart in the Huasco Province in the Atacama Region of Chile, into a single project. The combined project is a joint arrangement that is structured through a separate vehicle, classified as a joint venture named NuevaUnión, where Teck and Newmont each own 50%. The net assets of NuevaUnión substantially relate to exploration and evaluation assets.

(CAD$ in millions)	NuevaUnión
At January 1, 2022	$ 1,060
Contributions	4
Changes in foreign exchange rates	73
Share of profit	4
Other	(2)
At December 31, 2022	$ 1,139
Contributions	2
Changes in foreign exchange rates	(27)
Share of profit	2
At December 31, 2023	$ 1,116

17. Property, Plant and Equipment

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In Progress	Total
At January 1, 2022						
Cost	$ 944	$ 21,362	$ 18,716	$ 7,334	$ 9,931	$ 58,287
Accumulated depreciation	–	(6,681)	(9,578)	(4,646)	–	(20,905)
Net book value	**$ 944**	**$ 14,681**	**$ 9,138**	**$ 2,688**	**$ 9,931**	**$ 37,382**
Year ended December 31, 2022						
Opening net book value	$ 944	$ 14,681	$ 9,138	$ 2,688	$ 9,931	$ 37,382
Additions	102	–	389	1,138	4,964	6,593
Disposals	–	–	(25)	–	(5)	(30)
Asset impairment	(37)	(247)	(959)	–	–	(1,243)
Depreciation and amortization	–	(325)	(906)	(630)	–	(1,861)
Transfers between classifications	–	104	1,420	–	(1,524)	–
Changes in decommissioning, restoration and other provisions	–	(743)	(145)	–	–	(888)
Capitalized borrowing costs (Note 11)	–	131	–	–	358	489
Transfer to assets held for sale	(142)	(546)	(735)	–	(129)	(1,552)
Changes in foreign exchange rates	28	235	172	52	718	1,205
Closing net book value	**$ 895**	**$ 13,290**	**$ 8,349**	**$ 3,248**	**$ 14,313**	**$ 40,095**
At December 31, 2022						
Cost	$ 895	$ 20,364	$ 18,567	$ 8,596	$ 14,313	$ 62,735
Accumulated depreciation	–	(7,074)	(10,218)	(5,348)	–	(22,640)
Net book value	**$ 895**	**$ 13,290**	**$ 8,349**	**$ 3,248**	**$ 14,313**	**$ 40,095**
Year ended December 31, 2023						
Opening net book value	$ 895	$ 13,290	$ 8,349	$ 3,248	$ 14,313	$ 40,095
Additions	581	198	918	1,198	3,615	6,510
Disposals	(12)	(2)	(34)	–	(7)	(55)
Depreciation and amortization	–	(377)	(964)	(739)	–	(2,080)
Transfers between classifications (c)	–	324	13,787	–	(14,111)	–
Changes in decommissioning, restoration and other provisions	(7)	926	18	–	(6)	931
Capitalized borrowing costs (Note 11)	–	–	–	–	780	780
Changes in foreign exchange rates	(25)	(89)	(282)	(25)	(195)	(616)
Closing net book value	**$ 1,432**	**$ 14,270**	**$ 21,792**	**$ 3,682**	**$ 4,389**	**$ 45,565**
At December 31, 2023						
Cost	$ 1,432	$ 20,693	$ 32,637	$ 9,738	$ 4,389	$ 68,889
Accumulated depreciation	–	(6,423)	(10,845)	(6,056)	–	(23,324)
Net book value	**$ 1,432**	**$ 14,270**	**$ 21,792**	**$ 3,682**	**$ 4,389**	**$ 45,565**

17. Property, Plant and Equipment (continued)

a) Exploration and Evaluation

Significant exploration and evaluation projects in property, plant and equipment include the Galore Creek, Zafranal, San Nicolás and NewRange projects.

b) Borrowing Costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate of the project-specific debt, as applicable. Capitalized borrowing costs are classified with the asset they relate to within mineral properties, land, buildings, plant and equipment, or construction in progress. Our weighted average borrowing rate used for capitalization of borrowing costs in 2023 was 5.8% (2022 – 5.7%).

c) Transfers Between Classifications – 2023

The majority of the assets related to QB2 became available for use in December of 2023. As a result, we transferred $1.3 billion into land, buildings, plant and equipment and $290 million into mineral properties from construction in progress.

18. Goodwill

(CAD$ in millions)	Steelmaking Coal Operations		Quebrada Blanca		Total	
January 1, 2022	$	702	$	389	$	1,091
Changes in foreign exchange rates		–		27		27
December 31, 2022	$	702	$	416	$	1,118
Changes in foreign exchange rates		–		(10)		(10)
December 31, 2023	**$**	**702**	**$**	**406**	**$**	**1,108**

The results of our annual goodwill impairment analysis and key assumptions used are outlined in Note 9(a) for the steelmaking coal group of CGUs and Note 9(c) and (d) for the Quebrada Blanca CGU.

19. Trade Accounts Payable and Other Liabilities

(CAD$ in millions)	December 31, 2023		December 31, 2022	
Trade accounts payable and accruals	$	2,310	$	1,897
Capital project accruals		416		1,152
Payroll-related liabilities		351		374
Accrued interest		101		100
Commercial and government royalties		252		302
Current portion of provisions (Note 25(a))		347		361
Settlement payables (Note 31(b))		36		45
Contract liabilities – consignment sales		27		19
Other IMSA payable		66		68
Current portion of downstream pipeline take-or-pay toll commitment		29		–
Other		66		49
	$	4,001	$	4,367

20. Debt

($ in millions)	December 31, 2023			December 31, 2022		
	Face Value (US$)	**Fair Value (CAD$)**	**Carrying Value (CAD$)**	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.75% notes due February 2023 (a)(i)	$ –	$ –	$ –	$ 108	$ 147	$ 147
3.9% notes due July 2030 (a)(iii)	**503**	**621**	**658**	503	614	673
6.125% notes due October 2035 (a)(iii)(iv)	**336**	**467**	**439**	336	452	449
6.0% notes due August 2040 (a)(iv)	**473**	**642**	**624**	480	631	648
6.25% notes due July 2041 (a)(iii)(iv)	**396**	**544**	**519**	396	531	531
5.2% notes due March 2042 (a)(iii)	**395**	**488**	**516**	395	471	529
5.4% notes due February 2043 (a)(iii)	**367**	**466**	**481**	367	448	492
	2,470	**3,228**	**3,237**	2,585	3,294	3,469
QB2 project financing facility (b)	**2,206**	**2,979**	**2,873**	2,500	3,419	3,322
Carmen de Andacollo short-term loans (c)	**95**	**126**	**126**	52	71	71
Antamina loan agreement (d)	**225**	**298**	**298**	225	305	305
	$ 4,996	**$ 6,631**	**$ 6,534**	$ 5,362	$ 7,089	$ 7,167
Less current portion of debt	**(389)**	**(515)**	**(515)**	(454)	(616)	(616)
	$ 4,607	**$ 6,116**	**$ 6,019**	$ 4,908	$ 6,473	$ 6,551

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 32).

a) Notes Purchased or Redeemed

All of our outstanding notes are redeemable at any time by repaying the greater of the principal amount and the present value of the sum of the remaining scheduled principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread, plus, in each case, accrued interest to, but not including, the date of redemption. In addition, all of our outstanding notes, except for notes due October 2035, are callable at 100% (plus accrued interest to, but not including, the date of redemption) within three to six months of maturity.

i)   In February 2023, we redeemed the 3.75% notes due 2023 at maturity for $144 million (US$108 million) plus accrued interest.

ii) In January 2022, we redeemed the 4.75% notes due 2022 at maturity for $187 million (US$150 million) plus accrued interest.

iii) In 2022, we purchased US$93 million aggregate principal amount of our outstanding notes pursuant to an open market purchase. The principal amount of the notes purchased comprised US$47 million of the 3.9% notes due 2030, US$24 million of the 6.125% notes due 2035, US$8 million of the 6.25% notes due 2041, US$4 million of the 5.2% notes due 2042 and US$10 million of the 5.4% notes due 2043. The total cost of the purchases, which was funded from cash on hand, including the discounts and accrued interest was $120 million (US$90 million). We recorded a pre-tax gain of $5 million in non-operating income (expense) (Note 12) in connection with these purchases.

20. Debt (continued)

iv) In 2022, we also purchased US$650 million aggregate principal amount of our outstanding notes pursuant to cash tender offers. The principal amount of the notes purchased comprised US$249 million of the 6.125% notes due 2035, US$10 million of the 6.0% notes due 2040, and US$391 million of the 6.25% notes due 2041. The total cost of the purchases, which was funded from cash on hand, including the premiums and accrued interest was $909 million (US$703 million). We recorded a pre-tax expense of $63 million in non-operating income (expense) (Note 12) in connection with these purchases.

b) QB2 Project Financing Facility

As at December 31, 2023, the limited recourse QB2 project financing facility had a balance of US$2.2 billion. Amounts drawn under the facility bear interest at Term SOFR plus applicable margins that vary over time. The facility will be repaid in 15 remaining semi-annual instalments, with the first and second repayments of US$147 million made on June 15, 2023 and December 15, 2023 respectively. The facility is guaranteed pre-completion on a several basis by Teck and SMM/SC *pro rata* to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck's and SMM/SC's interests in QBSA and by security over QBSA's assets, which consist primarily of QB2 project assets.

c) Carmen de Andacollo Short-Term Loans

As at December 31, 2023, we had $126 million (US$95 million) of debt outstanding in the form of fixed rate short-term bank loans with maturities of less than one year. The purpose of the loans is to fund the short-term working capital requirements at Carmen de Andacollo.

d) Antamina Loan Agreement

On July 12, 2021, Antamina entered into a US$1.0 billion loan agreement, which was fully drawn as at December 31, 2023. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

e) Revolving Credit Facilities

We maintain a US$4.0 billion sustainability-linked revolving credit facility maturing October 2026. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at December 31, 2023, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. As defined in the agreement, this facility requires our total net debt-to-capitalization ratio, which was 0.20 to 1.0 at December 31, 2023, not to exceed 0.60 to 1.0 (Note 33). This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2023, we had $2.6 billion of letters of credit outstanding.

We also had $1.2 billion in surety bonds outstanding at December 31, 2023 to support current and future reclamation obligations.

f) Scheduled Principal Payments

At December 31, 2023, scheduled principal payments during the next five years and thereafter are as follows:

($ in millions)		US$		CAD$ Equivalent
2024	$	389	$	515
2025		294		389
2026		519		687
2027		294		389
2028		294		389
Thereafter		3,206		4,240
	$	4,996	$	6,609

g) Debt Continuity

($ in millions)		US$			CAD$ Equivalent	
		2023	2022		2023	2022
As at January 1	$	5,292	$ 5,816	$	7,167	$ 7,374
Cash flows						
Proceeds from debt		170	445		230	569
Redemption, purchase or repayment of debt		(530)	(1,026)		(710)	(1,323)
Non-cash changes						
Loss on debt redemption or purchase (Note 12)		–	45		–	58
Changes in foreign exchange rates		–	–		(164)	474
Finance fees, discount amortization and other		8	12		11	15
As at December 31	$	4,940	$ 5,292	$	6,534	$ 7,167

21. Leases

a) Significant Individual Lease Arrangements

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog mine. The lease requires TAK to pay a minimum annual user fee of US$6 million until 2040. As at December 31, 2023, the related lease liability was $85 million (2022 – $91 million).

QBSA entered into a contract with Transelec S.A. to lease an electrical power transmission system to connect the QB2 project with the Chilean national power grid. In the fourth quarter of 2023, the Chilean National Electric Coordinator issued the certificate that approves the entry into operation for the transmission system, leading to the commencement date of the lease. The lease requires QBSA to pay approximately US$22 million per year, escalating by 2.2% annually. As at December 31, 2023, the related lease liability was $428 million. The corresponding right-of-use asset was $447 million.

b) Right-of-Use Assets

Our significant lease arrangements include contracts for leasing office premises, mining equipment, railcars, road and port facilities and electrical power transmission systems. As at December 31, 2023, $1.1 billion (2022 – $612 million) of right-of-use assets are recorded as part of land, buildings, plant and equipment within property, plant and equipment.

21. Leases (continued)

(CAD$ in millions)	2023	2022
Opening net book value	$ 612	$ 728
Additions	673	214
Depreciation	(147)	(142)
Changes in foreign exchange rates and other	(30)	31
Transfer to assets held for sale	–	(219)
Closing net book value	$ 1,108	$ 612

c) Lease Liability Continuity

(CAD$ in millions)	2023	2022
As at January 1	$ 571	$ 694
Cash flows		
Principal payments	(160)	(149)
Interest payments	(31)	(38)
Non-cash changes		
Additions	674	210
Interest expense	31	38
Changes in foreign exchange and other	(24)	25
Transfer to liabilities associated with assets held for sale	–	(209)
As at December 31	$ 1,061	$ 571
Less current portion of lease liabilities	(195)	(132)
Non-current lease liabilities	$ 866	$ 439

22. QB2 Advances from SMM/SC

In conjunction with the subscription arrangement with SMM/SC, QBSA entered into a subordinated loan facility agreement with SMM/SC to advance QBSA up to US$1.3 billion. In 2022, QBSA entered into a second subordinated loan facility agreement with SMM/SC to advance QBSA up to an additional US$750 million. In 2023, QBSA entered into a third and fourth subordinated shareholder loan facility agreement with SMM/SC to advance QBSA up to an additional US$580 million and US$395 million, respectively. The second, third and fourth subordinated loan facilities contain similar terms to the original subordinated loan facility. The advances for all four facility agreements are due to be repaid in full at maturity on January 15, 2038. Amounts outstanding under the facilities bear interest at Term SOFR plus applicable margins that vary over time.

As at December 31, 2023, the original US$1.3 billion and the second US$750 million subordinated shareholder loan facilities were fully drawn, US$578 million was outstanding under the third subordinated shareholder loan facility and the fourth subordinated shareholder loan facility remains undrawn.

($ in millions)	December 31, 2023			December 31, 2022		
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB2 advances from SMM/SC	$ 2,661	$ 3,589	$ 3,497	$ 1,693	$ 2,330	$ 2,279

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 32).

a) QB2 Advances from SMM/SC Carrying Value Continuity

($ in millions)	US$		CAD$ Equivalent	
	2023	2022	2023	2022
As at January 1	$ 1,683	$ 997	$ 2,279	$ 1,263
Cash flows				
Advances	960	685	1,292	899
Non-cash changes				
Finance fee amortization	1	1	1	1
Changes in foreign exchange rates	–	–	(75)	116
As at December 31	$ 2,644	$ 1,683	$ 3,497	$ 2,279

23. Income Taxes

a) Tax Rate Reconciliation to the Canadian Statutory Income Tax Rate

(CAD$ in millions)	2023	2022
Profit from continuing operations before taxes	$ 3,944	$ 6,565
Loss from discontinued operations before taxes (Note 5)	(28)	(956)
Profit for the year from continuing and discontinued operations before taxes	$ 3,916	$ 5,609
Tax expense at the Canadian statutory income tax rate of 27% (2022 – 26.53%)	$ 1,057	$ 1,488
Tax effect of:		
Resource taxes	419	670
Resource and depletion allowances	(64)	(96)
Non-deductible expenses (non-taxable income)	42	74
Tax pools not recognized (recognition of previously unrecognized tax pools)	8	5
Effect of new Chilean royalty (f)	106	–
Difference in tax rates in foreign jurisdictions	48	76
Revisions to prior year estimates	17	15
Non-controlling interests	(25)	(21)
Effect from sale of Fort Hills	2	83
Other	(2)	17
Total income taxes from continuing and discontinued operations	$ 1,608	$ 2,311
Represented by:		
Current income taxes	2,228	1,413
Deferred income taxes	(620)	898
Total income taxes from continuing and discontinued operations	$ 1,608	$ 2,311
Provision for income taxes from continuing operations	1,610	2,495
Recovery of income taxes from discontinued operations	(2)	(184)
Total income taxes from continuing and discontinued operations	$ 1,608	$ 2,311

Current income taxes are accrued and paid in all jurisdictions in which we operate.

23. Income Taxes (continued)

b) Continuity of Deferred Tax Assets and Liabilities

(CAD$ in millions)		January 1, 2023		Through Profit (Loss)		Through OCI		Transfer		December 31, 2023
Net operating loss and capital loss carryforwards	$	48	$	13	$	–	$	–	$	61
Property, plant and equipment		(165)		(2)		–		–		(167)
Decommissioning and restoration provisions		155		12		–		–		167
Other timing differences (TDs)		37		(21)		(12)		–		4
Deferred income tax assets	$	75	$	2	$	(12)	$	–	$	65
Net operating loss and capital loss carryforwards	$	(458)	$	(205)	$	11	$	–	$	(652)
Property, plant and equipment		7,234		638		(46)		68		7,894
Decommissioning and restoration provisions		(803)		(371)		7		–		(1,167)
Unrealized foreign exchange		(91)		7		9		–		(75)
Withholding taxes		133		(14)		(3)		–		116
Inventories		148		10		3		–		161
Partnership income deferral and other TDs		615		(754)		50		–		(89)
Deferred income tax liabilities	$	6,778	$	(689)	$	31	$	68	$	6,188

The transfer column refers to deferred tax assets and deferred tax liabilities related to assets held for sale (Note 5).

(CAD$ in millions)		January 1, 2022		Through Profit (Loss)		Through OCI		Transfer		December 31, 2022
Net operating loss and capital loss carryforwards	$	141	$	(98)	$	5	$	–	$	48
Property, plant and equipment		(180)		15		–		–		(165)
Decommissioning and restoration provisions		190		(35)		–		–		155
Other TDs		10		51		(24)		–		37
Deferred income tax assets	$	161	$	(67)	$	(19)	$	–	$	75
Net operating loss and capital loss carryforwards	$	(532)	$	93	$	(19)	$	–	$	(458)
Property, plant and equipment		7,546		(333)		89		(68)		7,234
Decommissioning and restoration provisions		(1,050)		261		(14)		–		(803)
Unrealized foreign exchange		(85)		3		(9)		–		(91)
Withholding taxes		100		27		6		–		133
Inventories		156		(9)		1		–		148
Partnership income deferral and other TDs		(162)		789		(12)		–		615
Deferred income tax liabilities	$	5,973	$	831	$	42	$	(68)	$	6,778

c) Deferred Tax Assets and Liabilities Not Recognized

We have not recognized $57 million (2022 – $299 million) of deferred tax assets associated with unused tax credits and tax pools in entities and jurisdictions that do not have established sources of taxable income. Of the amount in 2022, $248 million related to the Quintette disposal group, which was sold in February 2023 (Note 6(c)).

Deferred tax liabilities of approximately $836 million (2022 – $858 million) have not been recognized on the unremitted foreign earnings associated with investments in subsidiaries and interests in joint arrangements where we control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

d) Loss Carryforwards

At December 31, 2023, we had $282 million Canadian net operating loss carryforwards (2022 – $166 million) and $1.89 billion (2022 – $1.22 billion) of Chilean net operating losses, which have an indefinite carryforward period. The deferred tax benefit of these pools has been recognized.

e) Scope of Antamina's Peruvian Tax Stability Agreement

The Peruvian tax authority, La Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT), issued income tax assessments for the 2013 to 2017 taxation years to Antamina (our joint operation in which we own a 22.5% share), denying accelerated depreciation claimed by Antamina in respect of a mill expansion and other assets, on the basis that the expansion was not covered by Antamina's tax stability agreement applicable for the years up until 2017.

Antamina is continuing to pursue the matter in the Peruvian Judiciary Courts. The denial of accelerated depreciation claimed is a timing issue in our tax provision, which we have recognized together with our share of previously paid interest and penalties.

f) Chilean Mining Royalty Reform

The new two-tiered Chilean mining royalty regime on copper revenues and profit was enacted into law in 2023. As a result, we recognized a deferred tax expense of $106 million, which represents our estimated additional future mining royalties following the expiration of the tax stability agreements for Carmen de Andacollo and Quebrada Blanca in 2027 and 2037, respectively. This expense was calculated based on the existing taxable temporary differences that are scheduled to reverse in future years.

24. Retirement Benefit Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year earned by employees.

We have multiple defined benefit pension plans registered in various jurisdictions that provide benefits based principally on employees' years of service and average annual remuneration. These plans are only available to certain qualifying employees and some are now closed to additional members. The plans are "flat-benefit" or "final-pay" plans and may provide for inflationary increases in accordance with certain plan provisions. All of our registered defined benefit pension plans are governed and administered in accordance with applicable pension legislation in either Canada or the United States. Actuarial valuations are performed at least every three years to determine minimum annual contribution requirements as prescribed by applicable legislation. For the majority of our plans, current service costs are funded based on a percentage of pensionable earnings or as a flat dollar amount per active member depending on the provisions of the pension plans. Actuarial deficits are funded in accordance with minimum funding regulations in each applicable jurisdiction. All of our defined benefit pension plans were actuarially valued within the past three years. While the majority of benefit payments are made from registered held-in-trust funds, there are also several unregistered and unfunded plans where benefit payment obligations are met as they fall due.

We also have several post-retirement benefit plans that provide post-retirement medical, dental and life insurance benefits to certain qualifying employees and surviving spouses. These plans are unfunded and we meet benefit obligations as they come due.

24. Retirement Benefit Plans (continued)

a) Actuarial Valuation of Plans

(CAD$ in millions)	2023		2022	
	Defined Benefit Pension Plans	Non-Pension Post–Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post–Retirement Benefit Plans
Defined benefit obligation				
Balance at beginning of year	$ 1,834	$ 343	$ 2,407	$ 420
Current service cost	39	22	63	26
Past service costs arising from plan improvements	–	–	4	—
Benefits paid	(138)	(21)	(140)	(16)
Interest expense	90	16	71	12
Obligation experience adjustments	11	(5)	12	(5)
Effect from change in financial assumptions	93	14	(595)	(98)
Effect from change in demographic assumptions	1	–	2	—
Changes in foreign exchange rates	(1)	1	10	4
Balance at end of year	1,929	370	1,834	343
Fair value of plan assets				
Fair value at beginning of year	2,371	–	2,858	—
Interest income	117	–	86	—
Return on plan assets, excluding amounts included in interest income	115	–	(460)	—
Benefits paid	(138)	(21)	(140)	(16)
Contributions by the employer	28	21	19	16
Changes in foreign exchange rates	(2)	–	8	—
Fair value at end of year	2,491	–	2,371	—
Funding surplus (deficit)	562	(370)	537	(343)
Less effect of the asset ceiling				
Balance at beginning of year	390	–	99	—
Interest on asset ceiling	19	–	9	—
Change in asset ceiling	(218)	–	282	—
Balance at end of year	191	–	390	—
Net accrued retirement benefit asset (liability)	$ 371	$ (370)	$ 147	$ (343)
Represented by:				
Pension assets (Note 15)	$ 446	$ –	$ 224	$ —
Accrued retirement benefit liability	(75)	(370)	(77)	(343)
Net accrued retirement benefit asset (liability)	$ 371	$ (370)	$ 147	$ (343)

A number of the plans have a surplus totalling $191 million at December 31, 2023 (2022 – $390 million), which is not recognized on the basis that future economic benefits are not available to us in the form of a reduction in future contributions or a cash refund.

We expect to contribute $6 million to our defined benefit pension plans in 2024 based on minimum funding requirements. The weighted average duration of the defined benefit pension obligation is 13 years and the weighted average duration of the non-pension post-retirement benefit obligation is 13 years.

Defined contribution expense for 2023 was $68 million (2022 – $61 million).

b) Significant Assumptions

The discount rate used to determine the defined benefit obligations and the net interest cost was determined by reference to the market yields on high-quality debt instruments at the measurement date with durations similar to the duration of the expected cash flows of the plans.

Weighted average assumptions used to calculate the defined benefit obligation at the end of each year are as follows:

	December 31, 2023		December 31, 2022	
	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans
Discount rate	4.63%	4.64%	5.05%	5.06%
Rate of increase in future compensation	3.25%	3.25%	3.25%	3.25%
Medical trend rate	–	5.00%	–	5.00%

c) Sensitivity of the Defined Benefit Obligation to Changes in the Weighted Average Assumptions

	2023		
	Effect on Defined Benefit Obligation		
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 11%	Increase by 12%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 1%	Decrease by 1%

	2022		
	Effect on Defined Benefit Obligation		
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 10%	Increase by 12%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 1%	Decrease by 1%

The above sensitivity analyses are based on a change in each actuarial assumption while holding all other assumptions constant. The sensitivity analyses on our defined benefit obligation are calculated using the same methods as those used for calculating the defined benefit obligation recognized on our balance sheet. The methods and types of assumptions used in preparing the sensitivity analyses did not change from the prior period.

24. Retirement Benefit Plans (continued)

d) Mortality Assumptions

Assumptions regarding future mortality are set based on management's best estimate in accordance with published mortality tables and expected experience. These assumptions translate into the following average life expectancies for an employee retiring at age 65:

	2023		2022	
	Male	**Female**	**Male**	**Female**
Retiring at the end of the reporting period	**85.4 years**	**87.7 years**	85.3 years	87.7 years
Retiring 20 years after the end of the reporting period	**86.4 years**	**88.7 years**	86.3 years	88.6 years

e) Significant Risks

The defined benefit pension plans and post-retirement benefit plans expose us to a number of risks, the most significant of which include asset volatility risk, changes in bond yields and any changes in life expectancy.

Asset volatility risk

The discount rate used to determine the defined benefit obligations is based on AA-rated corporate bond yields. If our plan assets underperform this yield, the deficit will increase. Our strategic asset allocation includes a significant proportion of equities that increases volatility in the value of our assets, particularly in the short term. We expect equities to outperform corporate bonds in the long term.

Changes in bond yields

A decrease in bond yields increases plan liabilities, which are partially offset by an increase in the value of the plans' bond holdings.

Life expectancy

The majority of the plans' obligations are to provide benefits for the life of the member. Increases in life expectancy will result in an increase in the plans' liabilities.

f) Investment of Plan Assets

The assets of our defined benefit pension plans are managed by external asset managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to each plan's demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annualized portfolio returns over five-year periods in excess of the annualized percentage change in the Consumer Price Index plus a certain premium.

Strategic asset allocation policies have been developed for each defined benefit plan to achieve this objective. The policies also reflect an asset/liability matching framework that seeks to reduce the effect of interest rate changes on each plan's funded status by matching the duration of the bond investments with the duration of the pension liabilities. We do not use derivatives to manage interest rate risk. Asset allocation is monitored at least quarterly and rebalanced if the allocation to any asset class exceeds its allowable allocation range. Portfolio and investment manager performance is monitored quarterly and the investment guidelines for each plan are reviewed at least annually.

The defined benefit pension plan assets at December 31, 2023 and 2022 are as follows:

(CAD$ in millions)	2023			2022		
	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %
Equity securities	$ 829	$ –	33%	$ 775	$ –	33%
Debt securities	$ 1,138	$ –	46%	$ 1,099	$ –	46%
Real estate and other	$ 69	$ 455	21%	$ 52	$ 445	21%

25. Provisions and Other Liabilities

(CAD$ in millions)	December 31, 2023	December 31, 2022
Decommissioning and restoration provisions and other provisions (a)	$ 3,851	$ 2,805
Obligation to Neptune Bulk Terminals (b)	207	189
Derivative liabilities (net of current portion of $15 (2022 – $10))	18	26
ENAMI preferential dividend liability (Note 12(a))	444	286
QB2 variable consideration to IMSA (Note 12(a))	115	114
Downstream pipeline take-or-pay toll commitment	270	–
Other liabilities	89	97
	$ 4,994	$ 3,517

a) Decommissioning and Restoration Provisions and Other Provisions

The following table summarizes the movements in provisions for the year ended December 31, 2023:

(CAD$ in millions)	Decommissioning and Restoration Provisions	Other Provisions	Total
As at January 1, 2023	$ 2,820	$ 346	$ 3,166
Settled during the year	(148)	(87)	(235)
Change in discount rate	325	–	325
Change in amount and timing of cash flows	715	31	746
Accretion	180	6	186
Additions due to formation of joint operation	44	–	44
Other	(5)	–	(5)
Changes in foreign exchange rates	(24)	(5)	(29)
As at December 31, 2023	3,907	291	4,198
Less current portion of provisions (Note 19)	(301)	(46)	(347)
Non-current provisions	$ 3,606	$ 245	$ 3,851

During the year ended December 31, 2023, we recorded $36 million (2022 – $43 million) of additional study and environmental costs arising from legal obligations through other provisions.

25. Provisions and Other Liabilities (continued)

Decommissioning and Restoration Provisions

The decommissioning and restoration provisions represent the present value of estimated costs for required future decommissioning and other site restoration activities. These activities include removal of site structures and infrastructure, recontouring and revegetation of previously mined areas and the management of water and water quality in and around each closed site. The majority of the decommissioning and site restoration expenditures occur near the end of, or after, the life of the related operation.

After the end of the life of certain operations, water quality management costs may extend for periods in excess of 100 years. Our provision for these expenditures was $990 million as at December 31, 2023 (2022 – $628 million), of which $515 million (2022 – $277 million) relates to our steelmaking coal business unit.

For our steelmaking coal operations, the current and future requirements for water quality management are established under a regional permit issued by the provincial government of British Columbia. This permit references the Elk Valley Water Quality Plan (EVWQP). In October 2020, Environment and Climate Change Canada issued a Direction under the *Fisheries Act* (the Direction) requiring us to undertake certain additional measures to address water quality and fish habitat impacts in the upper Fording River and certain tributaries, and stipulating deadlines for implementation of certain measures contemplated by the EVWQP. The Direction does not require construction of any additional water treatment facilities beyond those already contemplated by the EVWQP, but sets out requirements with respect to water management such as diversions, mine planning, fish monitoring and calcite prevention measures, as well as the installation by December 31, 2030, of a 200-hectare geosynthetic cover trial in the Greenhills creek drainage. Certain of the measures in the Direction, including the cover trial, will require incremental spending beyond that already associated with the EVWQP. The estimated costs of the Direction have been included in our decommissioning and restoration provisions as at December 31, 2023 and 2022.

In 2023, the decommissioning and restoration provisions were calculated using nominal discount rates between 5.61% and 7.13% (2022 – 6.13% and 8.07%). We also used an inflation rate of 2.00% (2022 – 2.00%) over the long term in our cash flow estimates. Total decommissioning and restoration provisions include $806 million (2022 – $736 million) in respect of closed operations.

During the fourth quarter of 2023, our decommissioning and restoration provisions increased by $975 million compared to the third quarter of 2023, of which $430 million related to a decrease in the discount rate and $545 million related to an increase in reclamation cash flows. The increase in reclamation cash flows primarily related to changes in planned reclamation work and updated cost estimates at our steelmaking coal operations, Highland Valley Copper and Antamina.

b) Obligation to Neptune Bulk Terminals

Through our cost of services agreement with Neptune Bulk Terminals (Canada) Ltd. (Neptune), we owe amounts to Neptune for any loans entered into by Neptune that are specifically related to funding the assets of our steelmaking coal loading and handling operations. The carrying value of this obligation approximates fair value based on prevailing market interest rates in effect at December 31, 2023. This is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 32). The current portion of this obligation is recorded as part of trade accounts payable and other liabilities.

c) British Columbia Output-Based Pricing System

In February of 2024, the Government of British Columbia announced that the newly designed B.C. Output-Based Pricing System will replace the CleanBC Industrial Incentive Program on April 1, 2024. Management is currently assessing the effect on our financial statements.

26. Equity

a) Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so-called "coattail provisions", which provide that, in the event that an offer (an "Exclusionary Offer") to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period, provided that any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted into Class A common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in the event that any such shares are withdrawn from the Exclusionary Offer or are not otherwise ultimately taken up and paid for under the Exclusionary Offer.

The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

b) Sunset of Dual Class Share Structure

On April 26, 2023, Teck's shareholders approved a six-year sunset for the multiple voting rights attached to the Class A common shares of Teck (the Dual Class Amendment). On May 12, 2023, each Teck Class A common share was acquired by Teck in exchange for (i) one new Class A common share and (ii) 0.67 of a Class B subordinate voting share recognized as a $302 million increase to Class B shares and reduction to retained earnings. The terms of the new Class A common shares are identical to the previous terms of Class A common shares, except that on May 12, 2029, the new Class A common shares will automatically convert into Class B subordinate voting shares, which will then be renamed common shares, on a one-for-one basis, and for no additional consideration or premium.

c) Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding

Shares (in 000's)	Class A Common Shares	Class B Subordinate Voting Shares
As at January 1, 2022	7,765	526,448
Shares issued on options exercised (d)	–	10,209
Acquired and cancelled pursuant to normal course issuer bid (i)	–	(30,703)
As at December 31, 2022	7,765	505,954
Class A common shares conversion	(110)	110
Shares issued on dual class amendment (b)	–	5,203
Shares issued on options exercised (d)	–	3,139
Acquired and cancelled pursuant to normal course issuer bid (i)	–	(4,738)
As at December 31, 2023	**7,655**	**509,668**

26. Equity (continued)

d) Share Options

The maximum number of Class B subordinate voting shares issuable to full-time employees pursuant to options granted under our current stock option plan is 46 million. As at December 31, 2023, 9,566,369 share options remain available for grant. The exercise price for each option is the closing price for our Class B subordinate voting shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B subordinate voting shares.

During the year ended December 31, 2023, we granted 1,383,085 share options to employees. These share options have a weighted average exercise price of $54.66, vest in equal amounts over three years and have a term of ten years.

The weighted average fair value of share options granted in the year was estimated at $22.69 per option (2022 – $17.13) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2023	2022
Weighted average exercise price	$ 54.66	$ 45.51
Dividend yield	0.92%	1.10%
Risk-free interest rate	3.52%	1.50%
Expected option life	5.9 years	6.1 years
Expected volatility	42%	41%
Forfeiture rate	1.93%	1.43%

The expected volatility is based on a statistical analysis of historical daily share prices over a period equal to the expected option life.

Outstanding share options are as follows:

	2023		2022	
	Share Options (in 000's)	Weighted Average Exercise Price	Share Options (in 000's)	Weighted Average Exercise Price
Outstanding at beginning of year	15,057	$ 22.38	23,680	$ 21.12
Granted	1,383	54.66	1,729	45.51
Exercised	(3,117)	20.07	(10,117)	23.16
Forfeited	(252)	44.32	(216)	32.26
Expired	(4)	26.70	(19)	26.75
Outstanding at end of year	13,067	$ 25.92	15,057	$ 22.38
Vested and exercisable at end of year	10,018	$ 20.04	9,854	$ 19.04

The average share price during the year was $54.46 (2022 – $45.75).

Information relating to share options outstanding at December 31, 2023, is as follows:

Outstanding Share Options (in 000's)	Exercise Price Range	Weighted Average Remaining Life of Outstanding Options (months)
1,787	$ 5.34 — $ 13.57	25
2,571	$ 13.58 — $ 17.14	66
3,020	$ 17.15 — $ 28.05	29
2,997	$ 28.06 — $ 39.89	67
2,692	$ 39.90 — $ 63.11	100
13,067	**$ 5.34 — $ 63.11**	**59**

Total share option compensation expense recognized for the year was $26 million (2022 – $26 million).

e) Deferred Share Units, Restricted Share Units, Performance Share Units and Performance Deferred Share Units

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

As of 2017, DSUs are granted to directors only. RSUs may be granted to both employees and directors. PSUs and PDSUs are granted to certain officers only. DSUs entitle the holder to a cash payment equal to the closing price of one Class B subordinate voting share on the Toronto Stock Exchange on the day prior to redemption. RSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. PSUs and PDSUs vest subject to a performance metric ranging from 0% to 200% based on corporate performance against grant-specific performance criteria. As defined in our grant agreements, the performance metric for PSUs and PDSUs issued from 2017 to 2021 was based on both relative total shareholder return as compared to our compensation peer group and a calculation based on the change in EBITDA over the vesting period divided by the change in a weighted commodity price index. The performance metrics for PSUs and PDSUs issued in 2022 and later is based on a balanced scorecard, with 20% related to each of relative shareholder return as compared to our compensation peer group, change in five-year average return on capital employed for operating assets, operational production and cost performance as against the annual budget, strategic execution, and performance measured against a sustainability progress index. Once vested, PSUs and PDSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. Officers can elect to receive up to 50% of their Units as PDSUs, which pay out following termination of employment as described below.

PSUs and PDSUs vest on March 1 of the third year following the grant date. RSUs vest on various dates depending on the grant date. DSUs granted to directors vest immediately. Units vest on a *pro rata* basis if employees retire or are terminated without cause and unvested units are forfeited if employees resign or are terminated with cause.

DSUs and PDSUs may be redeemed on or before December 15 of the first calendar year commencing after the date on which the participant ceases to be a director or employee, as applicable. RSUs and PSUs pay out on the vesting date.

Additional Units are issued to Unit holders to reflect dividends paid and other adjustments to Class B subordinate voting shares.

In 2023, we recognized compensation expense of $81 million for Units (2022 – $210 million). The total liability and intrinsic value for vested Units as at December 31, 2023 was $171 million (2022 – $230 million).

In 2023, we recognized total share-based compensation expense of $107 million (2022 – $236 million) in other operating income (expense) (Note 10).

26. Equity (continued)

The outstanding Units are summarized in the following table:

(in 000's)	2023		2022	
	Outstanding	**Vested**	**Outstanding**	**Vested**
DSUs	**1,837**	**1,837**	2,129	2,129
RSUs	**1,336**	**–**	2,203	–
PSUs	**656**	**–**	1,072	–
PDSUs	**253**	**219**	227	177
	4,082	**2,056**	5,631	2,306

f) Accumulated Other Comprehensive Income

(CAD$ in millions)	2023	2022
Accumulated other comprehensive income – beginning of year	$ **1,062**	$ 202
Currency translation differences:		
Unrealized gain (loss) on translation of foreign subsidiaries	**(421)**	822
Foreign exchange differences on debt designated as a hedge of our investment in foreign subsidiaries (net of taxes of $(9) and $9) (Note 31(b))	**56**	(56)
	(365)	766
Gain (loss) on marketable equity and debt securities (net of taxes of $1 and $(14))	**(4)**	93
Share of other comprehensive income of joint venture	**–**	1
Remeasurements of retirement benefit plans (net of taxes of $(68) and $13)	**151**	(45)
Total other comprehensive income (loss)	**(218)**	815
Less remeasurements of retirement benefit plans recorded in retained earnings	**(151)**	45
Accumulated other comprehensive income – end of year	$ **693**	$ 1,062

g) Earnings (Loss) Per Share

The following table reconciles our basic and diluted earnings (loss) per share:

(CAD$ in millions, except per share data)		2023		2022
Net basic and diluted profit from continuing operations	$	2,334	$	4,070
Net basic and diluted loss attributable to non-controlling interest		(101)		(19)
Net basic and diluted profit attributable to shareholders of the company from continuing operations		2,435		4,089
Net basic and diluted loss attributable to shareholders of the company from discontinued operations		(26)		(772)
Total basic and diluted profit attributable to shareholders of the company	$	2,409	$	3,317
Weighted average shares outstanding (000's)		517,828		526,718
Dilutive effect of share options		7,516		9,136
Weighted average diluted shares outstanding (000's)		525,344		535,854
Earnings per share from continuing operations				
Basic	$	4.70	$	7.77
Diluted	$	4.64	$	7.63
Loss per share from discontinued operations				
Basic and diluted	$	(0.05)	$	(1.47)
Earnings per share				
Basic earnings per share	$	4.65	$	6.30
Diluted earnings per share	$	4.59	$	6.19

At December 31, 2023, 1,321,427 (2022 – 1,635,225) potentially dilutive shares were not included in the diluted earnings per share calculation because their effect was anti-dilutive.

For the year ended December 31, 2023 and December 31, 2022, there was a net loss attributable to discontinued operations. Accordingly, for net loss attributable to discontinued operations, all share options would be considered anti-dilutive and have been excluded from the calculation of diluted loss per share. The weighted average shares outstanding and weighted average diluted shares outstanding are therefore the same for discontinued operations.

h) Dividends

Dividends of $0.625 per share were paid on our Class A common and Class B subordinate voting shares in the first quarter of 2023, totalling $321 million (2022 – $337 million). We declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.125 per share in each of the second, third and fourth quarters of 2023 and 2022 respectively. During the year ended December 31, 2023, we declared and paid a total of $515 million of dividends (2022 – $532 million).

26. Equity (continued)

i)   Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In November 2023, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 22, 2023 to November 21, 2024. All purchased shares will be cancelled. In 2023, we purchased and cancelled 4,737,561 Class B subordinate voting shares for $250 million. In 2022, we purchased and cancelled 30,703,473 Class B subordinate voting shares for $1.4 billion.

27. Non-Controlling Interests

Set out below is information about our subsidiaries with non-controlling interests and the non-controlling interest balances included in equity.

(CAD$ in millions)	Principal Place of Business	Percentage of Ownership Interest and Voting Rights Held by Non-Controlling Interest	December 31, 2023	December 31, 2022
Quebrada Blanca (a)	Region I, Chile	40%	$ 1,104	$ 874
Carmen de Andacollo	Region IV, Chile	10%	18	26
Elkview Mine Limited Partnership	British Columbia, Canada	5%	126	87
Compañía Minera Zafranal S.A.C.	Arequipa Region, Peru	20%	56	51
			$ 1,304	$ 1,038

a) Quebrada Blanca

The non-controlling interest in QBSA, the entity that owns QB2, consists of SMM/SC, who subscribed for a 30% indirect interest in QBSA in 2019, and ENAMI, a Chilean state-owned agency that holds a 10% preference share interest. ENAMI's interest in QBSA does not require ENAMI to make contributions toward QBSA's capital spending.

The following is the summarized financial information for Quebrada Blanca before intra-group eliminations. Quebrada Blanca has non-controlling interests that are considered material to our consolidated financial statements.

(CAD$ in millions)	December 31, 2023		December 31, 2022	
Summarized balance sheet				
Current assets	$	**1,025**	$	442
Current liabilities		**1,576**		1,946
Current net assets		**(551)**		(1,504)
Non-current assets		**20,639**		17,197
Non-current liabilities		**14,378**		10,647
Non-current net assets		**6,261**		6,550
Net assets	$	**5,710**	$	5,046
Accumulated non-controlling interests	$	**1,104**	$	874
Summarized statement of comprehensive income (loss)				
Revenue	$	**595**	$	105
Loss for the period		**(465)**		(257)
Other comprehensive income (loss)		**(76)**		206
Total comprehensive loss	$	**(541)**	$	(51)
Loss allocated to non-controlling interests	$	**(188)**	$	(95)
Summarized cash flows				
Cash flows used in operating activities	$	**(2,749)**	$	(1,579)
Cash flows used in investing activities		**(3,203)**		(3,304)
Cash flows provided by financing activities		**5,994**		4,918
Effect of exchange rates on cash and cash equivalents		**(4)**		7
Increase in cash and cash equivalents	$	**38**	$	42

28. Contingencies

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2023, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Limited (TML) by the State of Washington and the Confederated Tribes of the Coleville Reservation (CCT) in the Federal District Court for the Eastern District of Washington continues. The case relates to historic discharges of slag and effluent from TML's Trail metallurgical facility to the Upper Columbia River. TML prevailed against the plaintiffs on citizen suit claims, seeking injunctive relief, statutory penalties and attorney's fees. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the *Comprehensive Environmental Response, Compensation, and Liability Act* (CERCLA) for the plaintiffs' response costs, the amounts of which were determined in the second phase of the case. Additional response costs not yet claimed may be recoverable. The third and final phase of the case pertains to the plaintiffs' claims for natural resource damages.

In the second quarter of 2022, TML filed two early motions for summary judgment in respect of the CERCLA natural resource damages claims, which were denied in the third quarter of 2022. Based on one of those rulings, in the first quarter of 2023, TML subsequently filed a motion seeking a ruling that the CERCLA claims are not fully developed and they should therefore be dismissed. The motion was denied, but not decided on the merits, and TML sought reconsideration, which was denied by the Court in June 2023. TML filed a motion seeking certification for an interlocutory appeal to the 9th Circuit Court of Appeals, which was denied.

In October 2023, TML filed a motion for partial summary judgment on CCT's tribal service loss claim. This claim comprises the entirety of CCT's outstanding individual claims against TML. On February 6, 2024, the court granted TML's motion and dismissed CCT's claim on the basis that tribal service loss claims are not cognizable as natural resource damages claims under CERCLA.

The previously scheduled February 2024 trial with respect to natural resource damages and assessment costs has been postponed and a new trial date has not yet been scheduled.

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of Teck's potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

On March 10, 2023, Environment and Climate Change Canada (ECCC) notified Teck Coal Limited (TCL) that it had commenced an investigation for alleged violations under s.36(3) of the *Fisheries Act* as a result of alleged mine-impacted discharges into Dry Creek and the upper Fording River from the Line Creek Operations. TCL is cooperating with ECCC in its investigation. We are not currently able to determine the outcome of the investigation, which could lead to charges, fines and administrative penalties that could be material.

Elkview Business Interruption Claim

In the fourth quarter of 2022, we submitted a business interruption insurance claim related to the structural failure of the Elkview plant feed conveyor belt. No amount was recognized in the consolidated financial statements for the insurance claim as of December 31, 2022, as the claims process was in progress. During 2023, we received insurance proceeds of $221 million and the gain was recorded in other operating income (expense) (Note 10).

29. Commitments

a) Capital Commitments

As at December 31, 2023, we had contracted for $949 million of capital expenditures that have not yet been incurred for the purchase and construction of property, plant and equipment. This amount includes $534 million for QB2, $198 million for our steelmaking coal operations and $216 million for our 22.5% share of Antamina. The amount includes $832 million that is expected to be incurred within one year and $117 million within two to five years.

b) Red Dog Royalty

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation, Inc. (NANA) on the net proceeds of production. A 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 40% of net proceeds of production occurred in the fourth quarter of 2022. An expense of $262 million was recorded in 2023 (2022 – $461 million) in respect of this royalty. The NANA royalty is expected to increase by another 5% to 45% in the fourth quarter of 2027.

c) Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the mine's free cash flow. An expense of $23 million was recorded in 2023 (2022 – $34 million) in respect of this royalty.

d) Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and other process inputs and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to *force majeure* provisions.

We have contractual arrangements for the purchase of power for Quebrada Blanca. These contracts are effective from a range of dates occurring between 2016 and 2025. These agreements supply power until 2042 and require payments of approximately US$248 million per year.

In 2020, we entered into a 14-year contractual arrangement to purchase power for Carmen de Andacollo. This arrangement requires payments of approximately US$46 million per year.

In 2018, we entered into a 20-year contractual arrangement to purchase power for our Trail Operations, with an option to extend for a further 10 years. This arrangement requires payments of approximately $75 million per year, escalating at 2% per year.

30. Segmented Information

Based on the primary products we produce and our development projects, we have four reportable segments that we report to our President and Chief Executive Officer – copper, zinc, steelmaking coal and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm's-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of the sale of our 21.3% interest in Fort Hills and associated downstream assets, we no longer present the energy segment related to Fort Hills in the tables below. The segmented information related to Fort Hills is disclosed as part of Note 5, Assets Held for Sale and Discontinued Operations.

30. Segmented Information (continued)

(CAD$ in millions)	2023				
	Copper	Zinc	Steelmaking Coal	Corporate	Total
Revenue (Note 7(a))	$ 3,425	$ 3,051	$ 8,535	$ –	$ 15,011
Cost of sales	(2,713)	(2,651)	(4,504)	–	(9,868)
Gross profit	712	400	4,031	–	5,143
Other operating income (expense)	56	(86)	201	(944)	(773)
Profit (loss) from operations	768	314	4,232	(944)	4,370
Net finance income (expense)	(575)	(52)	(111)	576	(162)
Non-operating income (expense)	(190)	–	(17)	(59)	(266)
Share of profit of joint venture	2	–	–	–	2
Profit (loss) before taxes from continuing operations	5	262	4,104	(427)	3,944
Capital expenditures from continuing operations	4,018	298	1,442	24	5,782
	December 31, 2023				
Goodwill (Note 18)	406	–	702	–	1,108
Total assets	$ 28,636	$ 4,581	$ 19,364	$ 3,612	$ 56,193

(CAD$ in millions)	2022				
	Copper	Zinc	Steelmaking Coal	Corporate	Total
Revenue (Note 7(a))	$ 3,381	$ 3,526	$ 10,409	$ –	$ 17,316
Cost of sales	(1,982)	(2,755)	(4,008)	–	(8,745)
Gross profit	1,399	771	6,401	–	8,571
Other operating income (expense)	(367)	(55)	(398)	(765)	(1,585)
Profit (loss) from operations	1,032	716	6,003	(765)	6,986
Net finance income (expense)	(248)	(38)	(86)	222	(150)
Non-operating income (expense)	(185)	9	35	(134)	(275)
Share of profit of joint venture	4	–	–	–	4
Profit (loss) before taxes from continuing operations	603	687	5,952	(677)	6,565
Capital expenditures from continuing operations	3,910	370	1,167	18	5,465
	December 31, 2022				
Goodwill (Note 18)	416	–	702	–	1,118
Total assets from continuing operations	$ 23,801	$ 4,523	$ 18,070	$ 4,663	$ 51,057
Total assets from discontinued operations – Unallocated	–	–	–	–	1,302
Total assets	$ 23,801	$ 4,523	$ 18,070	$ 4,663	$ 52,359

The geographical distribution of all our non-current assets in 2023, and for our non-current assets that were not classified as held for sale in 2022, other than financial instruments, deferred tax assets and post-employment benefit assets, is as follows:

(CAD$ in millions)	December 31, 2023	December 31, 2022
Canada	$ 21,678	$ 20,104
Chile	22,400	19,206
United States	2,202	1,787
Peru	2,050	1,845
Mexico	165	—
Other	36	34
	$ 48,531	$ 42,976

31. Financial Instruments and Financial Risk Management

a) Financial Risk Management

Our activities expose us to a variety of financial risks, which include foreign exchange risk, liquidity risk, interest rate risk, commodity price risk, credit risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Financial Risk Management Committee and our Board of Directors.

Foreign Exchange Risk

We operate on an international basis, and therefore, foreign exchange risk exposures arise from transactions denominated in a currency other than the functional currency of the legal entity. Our foreign exchange risk arises primarily with respect to the U.S. dollar, Chilean peso and Peruvian sol. Our cash flows from Canadian, Chilean and Peruvian operations are exposed to foreign exchange risk, as commodity sales are denominated in U.S. dollars and a substantial portion of operating expenses is denominated in local currencies.

We also have various investments in U.S. dollar functional currency subsidiaries, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our U.S. dollar denominated debt as a hedge against these net investments.

U.S. dollar financial instruments subject to foreign exchange risk consist of U.S. dollar denominated items held in Canada and are summarized below.

(US$ in millions)	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 59	$ 634
Trade and settlement receivables	1,145	629
Trade accounts payable and other liabilities	(743)	(570)
Debt (Note 20)	(2,470)	(2,585)
Reduced by: Debt designated as a hedging instrument in our net investment hedge	2,334	1,686
Net U.S. dollar exposure	$ 325	$ (206)

As at December 31, 2023, with other variables unchanged, a $0.10 strengthening of the Canadian dollar against the U.S. dollar would result in a $33 million pre-tax loss (2022 – $26 million pre-tax gain) from our financial instruments. There would also be a $1.1 billion pre-tax loss (2022 – $946 million) in other comprehensive income from the translation of our foreign operations. The inverse effect would result if the Canadian dollar weakened by $0.10 against the U.S. dollar.

Liquidity Risk

Liquidity risk arises from our general and capital funding requirements. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 20(e) details our available credit facilities as at December 31, 2023.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2023 are as follows:

(CAD$ in millions)	Less Than 1 Year	2—3 Years	4—5 Years	More Than 5 Years	Total
Trade accounts payable and other financial liabilities	$ 3,497	$ –	$ –	$ –	$ **3,497**
Debt (Note 20(f))	515	1,076	778	4,240	**6,609**
Lease liabilities	197	261	186	1,107	**1,751**
Obligation to Neptune Bulk Terminals	–	31	30	143	**204**
ENAMI preferential dividend liability	–	–	–	606	**606**
QB2 advances from SMM/SC	–	–	–	3,520	**3,520**
QB2 variable consideration to IMSA	–	132	–	–	**132**
Other liabilities	–	104	11	13	**128**
Estimated interest payments on debt	394	614	452	1,828	**3,288**
Estimated interest payments on QB2 advances from SMM/SC	–	–	–	2,039	**2,039**
Estimated interest payments on lease and other liabilities	18	26	19	81	**144**
Downstream pipeline take-or-pay toll commitment	29	60	65	254	**408**

Interest Rate Risk

Our interest rate risk arises in respect of our holdings of cash, cash equivalents, floating rate debt and advances from SMM/SC. Our interest rate management policy is to borrow at both fixed and floating rates to offset financial risks.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

A 1% increase in the short-term interest rate at the beginning of the year, with other variables unchanged, would have resulted in a $50 million pre-tax decrease in our profit (2022 – $29 million pre-tax decrease), not considering applicable capitalization of interest expense. There would be no effect on other comprehensive income.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices and to avoid mismatches in pricing reference periods. At the balance sheet date, we had zinc, lead and copper derivative contracts outstanding as described in (b) below.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final settlement pricing adjustments to receivables and payables, derivative contracts for zinc, lead, copper and embedded derivatives in our TAK road and port contract, in the ongoing payments under our silver stream and gold stream arrangements and in the QB2 variable consideration to IMSA.

The following represents the effect on profit attributable to shareholders from a 10% change in commodity prices, with other variables unchanged, based on outstanding receivables and payables subject to final pricing adjustments at December 31, 2023 and December 31, 2022. There is no effect on other comprehensive income.

(CAD$ in millions)	Price on December 31, 2023	Price on December 31, 2022	Change in Profit Attributable to Shareholders 2023	Change in Profit Attributable to Shareholders 2022
Copper	US$3.87/lb.	US$3.80/lb.	$ 37	$ 52
Zinc	US$1.20/lb.	US$1.35/lb.	$ (1)	$ 9
Steelmaking coal	US$264/tonne	US$257/tonne	$ 11	$ 9

31. Financial Instruments and Financial Risk Management (continued)

A 10% change in the price of copper, zinc, lead, silver and gold, with other variables unchanged, would change our net asset position of derivatives and embedded derivatives, excluding receivables and payables subject to final pricing adjustments, and would result in a change of our pre-tax profit attributable to shareholders by $34 million (2022 – $35 million). There would be no effect on other comprehensive income.

Credit Risk

Credit risk arises from cash, cash equivalents, derivative contracts, debt securities and trade receivables. While we are exposed to credit losses due to the non-performance of our counterparties, there are no significant concentrations of credit risk and we do not consider this to be a material risk.

Our primary counterparties related to our cash, cash equivalents, derivative contracts and debt securities carry investment grade ratings as assessed by external rating agencies, which are monitored on an ongoing basis. All of our commercial customers are assessed for credit quality at least once a year or more frequently if business- or customer-specific conditions change based on an extensive credit rating scorecard developed internally using key credit metrics and measurements that were adapted from S&P's and Moody's rating methodologies. Sales to customers that do not meet the credit quality criteria are secured either by a parental guarantee, a letter of credit or prepayment.

For our trade receivables, we apply the simplified approach for determining expected credit losses, which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, as required. Since the majority of our customers are considered to have low default risk and our historical default rate and frequency of losses are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2023.

Our investments in debt securities carried at fair value through other comprehensive income (loss) are considered to have low credit risk, as our counterparties have investment grade credit ratings. The credit risk of our investments in debt securities has not increased significantly since initial recognition of these investments and accordingly, the loss allowance for investments in debt securities is determined based on the 12-month expected credit losses. The 12-month expected credit loss allowance is based on historical and forward-looking default rates for investment grade entities, which are low and, accordingly, the 12-month expected credit loss allowance for our investments in debt securities is nominal as at December 31, 2023.

Cash and cash equivalents are held with high quality financial institutions. Substantially all of our cash and cash equivalents held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade creditworthy and reputable financial institutions and by monitoring the credit standing of the financial institutions with whom we transact. We seek to limit the amount of exposure with any one counterparty.

b) Derivative Financial Instruments, Embedded Derivatives and Hedges

Sale and Purchase Contracts

We record adjustments to our settlement receivables and payables for provisionally priced sales and purchases, respectively, in periods up to the date of final pricing based on movements in quoted market prices or published price assessments for steelmaking coal. These arrangements are based on the market price of the commodity and the value of our settlement receivables and payables will vary, as prices for the underlying commodities vary in the metal markets. These final pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains from purchases) in a declining price environment and are recorded in other operating income (expense).

The table below outlines our outstanding settlement receivables and payables, which were provisionally valued at December 31, 2023 and December 31, 2022.

	Outstanding at December 31, 2023		Outstanding at December 31, 2022	
	Volume	Price	Volume	Price
Receivable positions				
Copper (pounds in millions)	**127**	**US$3.87/lb.**	168	US$3.80/lb.
Zinc (pounds in millions)	**167**	**US$1.20/lb.**	218	US$1.35/lb.
Lead (pounds in millions)	**17**	**US$0.94/lb.**	17	US$1.05/lb.
Steelmaking coal (tonnes in thousands)	**504**	**US$264/tonne**	388	US$257/tonne
Payable positions				
Zinc payable (pounds in millions)	**121**	**US$1.20/lb.**	75	US$1.35/lb.
Lead payable (pounds in millions)	**15**	**US$0.94/lb.**	18	US$1.05/lb.

At December 31, 2023, total outstanding settlement receivables were $1.3 billion (2022 – $1.1 billion) and total outstanding settlement payables were $36 million (2022 – $45 million) (Note 19). These amounts are included in trade and settlement receivables and in trade accounts payable and other liabilities, respectively, on the consolidated balance sheets.

Zinc, Lead and Copper Swaps

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarters of each year than in the first and second quarters. During 2023 and 2022, we purchased and sold zinc and lead swaps to match our economic exposure to the average zinc and lead prices over our shipping year, which is from July of one year to June of the following year.

All zinc, lead and copper swaps derivative contracts mature in 2024. These contracts are not designated as hedging instruments and are recorded at fair value in prepaids and other current assets on our consolidated balance sheet.

The fair value of our commodity swaps is calculated using a discounted cash flow method based on forward metal prices. A summary of these derivative contracts and related fair values as at December 31, 2023 is as follows:

Derivatives not designated as hedging instruments	Quantity	Average Price of Purchase Commitments	Average Price of Sale Commitments	Fair Value Asset (Liability) (CAD$ in millions)
Zinc swaps	209 million lbs.	US$1.19/lb.	US$1.21/lb.	$ 18
Lead swaps	64 million lbs.	US$0.94/lb.	US$0.96/lb.	(3)
Copper swaps	18 million lbs.	US$3.85/lb.	US$3.81/lb.	(1)
				$ 14

31. Financial Instruments and Financial Risk Management (continued)

Derivatives Not Designated as Hedging Instruments and Embedded Derivatives

(CAD$ in millions)	Amount of Gain (Loss) Recognized in Other Operating Income (Expense) and Non-Operating Income (Expense)	
	2023	2022
Zinc swaps	$ **(23)**	$ 15
Lead swaps	**(9)**	3
Copper swaps	**(1)**	–
Settlement receivables and payables (Note 10)	**39**	(371)
Contingent zinc escalation payment embedded derivative	**5**	27
Gold stream embedded derivative	**12**	(8)
Silver stream embedded derivative	**4**	(2)
QB2 variable consideration to IMSA (Note 12(a))	**(4)**	(5)
	$ **23**	$ (341)

Embedded Derivatives

The TAK road and port contract contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $30 million at December 31, 2023 (2022 – $36 million), of which $7 million (2022 – $9 million) is included in trade accounts payables and other liabilities and the remaining $23 million (2022 – $27 million) is included in provisions and other liabilities.

The gold stream and silver stream agreements each contain an embedded derivative in the ongoing future payments due to us. The gold stream's 15% ongoing payment contains an embedded derivative relating to the monthly average gold price at the time of each delivery. The fair value of this embedded derivative was $48 million at December 31, 2023 (2022 – $37 million), of which $4 million (2022 – $3 million) is included in prepaids and other current assets and the remaining $44 million (2022 – $34 million) is included in financial and other assets. The silver stream's 5% ongoing payment contains an embedded derivative relating to the spot silver price at the time of delivery. The fair value of this embedded derivative was $26 million at December 31, 2023 (2022 – $24 million), of which $1 million (2022 – $2 million) is included in prepaids and other current assets and the remaining $25 million (2022 – $22 million) is included in financial and other assets.

Accounting Hedges

Net investment hedge

We manage the foreign currency translation risk of our various investments in U.S. dollar functional currency subsidiaries in part through the designation of our U.S. dollar denominated debt as a hedge against these net investments. We designate the spot element of the U.S. dollar debt as the hedging instrument. As only the spot rate element of the debt is designated in the hedging relationship, no ineffectiveness is expected and no ineffectiveness was recognized in profit for the years ended December 31, 2023 and 2022. The hedged foreign currency risk component is the change in the carrying amount of the net assets of the U.S. dollar functional currency subsidiaries arising from spot U.S. dollar to Canadian dollar exchange rate movements. At December 31, 2023, US$2.3 billion of our debt (2022 – US$1.7 billion) and U.S. dollar investment in foreign operations were designated in a net investment hedging relationship. During the year ended December 31, 2023, $65 million (2022 – $65 million) of foreign exchange translation on our U.S. dollar investment in foreign operations was hedged by an offsetting amount of foreign exchange translation on our U.S. dollar denominated debt. Refer to Note 26(f) for the effect of our net investment hedges on other comprehensive income.

32. Fair Value Measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

32. Fair Value Measurements (continued)

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2023 and 2022, are summarized in the following table:

(CAD$ in millions)	2023				2022			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets								
Cash equivalents	$ 345	$ –	$ –	$ 345	$ 1,624	$ –	$ –	$ 1,624
Marketable and other equity securities	79	–	150	229	69	–	150	219
Debt securities	184	–	–	184	159	–	–	159
Settlement receivables	–	1,254	–	1,254	–	1,118	–	1,118
Derivative instruments and embedded derivatives	–	92	–	92	–	74	–	74
	$ 608	$ 1,346	$ 150	$ 2,104	$ 1,852	$ 1,192	$ 150	$ 3,194
Financial liabilities								
Derivative instruments and embedded derivatives	$ –	$ 148	$ –	$ 148	$ –	$ 149	$ –	$ 149
Settlement payables	–	36	–	36	–	45	–	45
	$ –	$ 184	$ –	$ 184	$ –	$ 194	$ –	$ 194

The discounted cash flow models used to determine the FVLCD of certain non-financial assets are classified as Level 3 measurements. Refer to Note 9 for information about these fair value measurements.

Unless disclosed elsewhere in our financial statements (Note 12, Note 20, Note 22 and Note 25(b)), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

33. Capital Management

The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business while minimizing the cost of such capital and providing for returns to our investors.

As defined in our internal policies, we target to maintain, on average, over time, a debt-to-adjusted EBITDA ratio of approximately 2.0x consistent with an investment grade credit rating. This ratio is expected to vary from its target level from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects. We may also review and amend such policy targets from time to time.

We maintain one committed sustainability-linked revolving facility in the amount of US$4.0 billion. As at December 31, 2023, our US$4.0 billion sustainability-linked revolving credit facility was undrawn. As defined in the agreement, it includes a financial covenant that requires us to maintain a net debt-to-capitalization ratio that does not exceed 0.60 to 1.0 (Note 20(e)).

As at December 31, 2023, our debt-to-adjusted EBITDA ratio was 1.2x (2022 – 0.8x) and our net debt-to-capitalization ratio was 0.20 to 1.0 (2022 – 0.19 to 1.0). We manage the risk of not meeting our financial targets through the issuance and repayment of debt, our distribution policy, the issuance of equity capital and asset sales, as well as through the ongoing management of operations, investments and capital expenditures.

34. Key Management Compensation

The compensation for key management recognized in total comprehensive income in respect of employee services is summarized in the table below. Key management consists of our directors, President and Chief Executive Officer, Chief Operating Officer, and senior vice presidents.

(CAD$ in millions)		2023		2022
Salaries, bonuses, director fees and other short-term benefits	$	23	$	23
Post-employment benefits		7		(7)
Share option compensation expense		11		12
Compensation expense related to Units		29		54
	$	70	$	82

Board of Directors[1]

Sheila A. Murray
Chair of the Board
Director since 2018

Norman B. Keevil, III
Vice Chair of the Board
Director since 1997

Jonathan H. Price
President and Chief Executive Officer
Director since 2022

Arnoud J. Balhuizen[1,4,5]
Director since 2023

Edward C. Dowling, Jr.[2,3,5]
Director since 2012

Tracey L. McVicar[1,2]
Director since 2014

Una M. Power[1,2]
Director since 2017

Yoshihiro Sagawa[4]
Director since 2022

Paul G. Schiodtz[1,4]
Director since 2022

Timothy R. Snider[3,4,5]
Director since 2015

Sarah A. Strunk[3,4]
Director since 2022

Notes:
1   Member of the Audit Committee
2   Member of the Compensation & Talent Committee
3   Member of the Corporate Governance & Nominating Committee
4   Member of the Safety & Sustainability Committee
5   Member of the Technical Committee

[1] Directors listed as at February 22, 2024. More information on our directors and officers can be found in our most recent Annual Information Form or in our Management Proxy Circular, which are available on our website at www.teck.com, under our profile on SEDAR+ at www.sedarplus.ca, and on the EDGAR section of the United States Securities and Exchange Commission website at www.sec.gov.

Officers[1]

Sheila A. Murray
Chair of the Board

Norman B. Keevil, III
Vice Chair of the Board

Jonathan H. Price
President and Chief Executive Officer

Ian K. Anderson
Senior Vice President and Chief
Commercial Officer

Shehzad Bharmal
Senior Vice President, Base Metals

Greg J. Brouwer
Senior Vice President, Technical

Alex N. Christopher
Senior Vice President

Réal Foley
Senior Vice President

C. Jeffrey Hanman
Senior Vice President, Sustainability
and External Affairs

Nicholas P.M. Hooper
Senior Vice President, Corporate
Development and Exploration

Karla L. Mills
Senior Vice President, Projects

Tyler S. Mitchelson
Senior Vice President, Copper Growth

H. Fraser Phillips
Senior Vice President, Investor
Relations and Strategic Analysis

Crystal J. Prystai
Senior Vice President and Chief
Financial Officer

Charlene A. Ripley
Senior Vice President and
General Counsel

Robin B. Sheremeta
President, Coal Business Unit

Dean C. Winsor
Senior Vice President and Chief
Human Resources Officer

Douglas B. Brown
Vice President, Corporate Affairs

Amparo Cornejo
Vice President, South America

Sepanta Dorri
Vice President, Decarbonization
and Chief of Staff

Brock Gill
Vice President, Operations and
Innovation, Base Metals

Sarah A. Hughes
Vice President, Assurance
and Advisory

K. Scott Jeffery
Vice President, Tax and Treasury

Amber C. Johnston-Billings
Vice President, Communities,
Government Affairs and
HSEC Systems

M. Colin Joudrie
Vice President, Business
Development

Scott E. Maloney
Vice President, Environment

Nicholas J. Marach
Vice President and Corporate
Controller

Stuart R. McCracken
Vice President, Exploration
and Geoscience

Michael A. O'Shaughnessy
Vice President, Marketing and
Logistics, Coal

Sheila M.S.S. Risbud
Vice President, Sustainable
Development, Coal

Amanda R. Robinson
Vice President, Legal and
Corporate Secretary

Donald J. Sander
Vice President, Operations, Coal

Jason J. Sangha
Vice President, Planning and
Strategy, Base Metals

André D. Stark
Vice President, Marketing and
Logistics, Base Metals

Joshua D. Tepper
Vice President, Health and Safety
and Chief Medical Officer

Nikola Uzelac
Vice President, Legal

Justin M. Webb
Vice President and Chief
Information Officer

Richard Whittington
Vice President, Projects and
Operational Excellence, Coal

[1] Officers listed as at February 22, 2024. More information on our directors and officers can be found in our most recent Annual Information Form or in our Management Proxy Circular, which are available on our website at www.teck.com, under our profile on SEDAR+ at www.sedarplus.ca, and on the EDGAR section of the United States Securities and Exchange Commission website at www.sec.gov.

Corporate Information

2023 Share Prices and Trading Volume

Class B subordinate voting shares–TSX–CAD$/share

	High	Low	Close	Volume
Q1	$ 62.38	$ 44.70	$ 49.35	159,952,039
Q2	$ 66.04	$ 51.01	$ 55.74	99,206,625
Q3	$ 60.14	$ 50.20	$ 58.46	61,052,618
Q4	$ 58.14	$ 47.47	$ 56.01	66,114,434
				386,325,716

Class B subordinate voting shares–NYSE–US$/share

	High	Low	Close	Volume
Q1	$ 46.90	$ 32.48	$ 36.50	54,161,047
Q2	$ 49.33	$ 37.41	$ 42.10	67,400,912
Q3	$ 44.86	$ 37.09	$ 43.09	50,732,796
Q4	$ 42.99	$ 34.38	$ 42.27	58,172,088
				230,466,843

Class A common shares–TSX–CAD$/share

	High	Low	Close	Volume
Q1	$ 94.24	$ 47.75	$ 80.00	307,971
Q2	$ 106.80	$ 51.25	$ 56.20	451,540
Q3	$ 60.20	$ 50.00	$ 58.50	147,473
Q4	$ 58.10	$ 44.46	$ 55.90	386,393
				1,293,377

Stock Exchanges

Our Class A common shares and Class B subordinate voting shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B, respectively.

Our Class B subordinate voting shares are also listed on the New York Stock Exchange under the symbol TECK.

Dividends Declared on Class A and B Shares

Amount per share	Payment Date
$ 0.625	March 31, 2023
$ 0.125	June 30, 2023
$ 0.125	September 29, 2023
$ 0.125	December 29, 2023

These dividends are eligible for both the Canadian federal and provincial enhanced dividend tax credits.

Shares Outstanding at December 31, 2023

Class A common shares	7,654,532
Class B subordinate voting shares	509,667,714

Annual Meeting

Our annual meeting of shareholders will be held at 12:00 p.m. on April 25, 2024.

Transfer Agents

Inquiries regarding change of address, stock transfers, registered shareholdings, dividends, estate matters or lost certificates should be directed to our Registrar and Transfer Agent:

TSX Trust Company
650 West Georgia Street, Unit 2200,
Vancouver, British Columbia V6B 4N9

TSX Trust Company provides an AnswerLine Service for the convenience of shareholders:

Toll-free in Canada and the United States
+1.800.387.0825
Outside Canada and the United States
+1.416.682.3860
Email: shareholderinquiries@tmx.com
Website: https://tsxtrust.com

Equiniti Trust Company
6201 15th Avenue,
Brooklyn, New York 11219
+1.800.937.5449 or +1.718.921.8124
Email: shareholderinquiries@tmx.com
Website: https://equiniti.com/us/ast-access/

Auditors

PricewaterhouseCoopers LLP
Chartered Professional Accountants
Suite 1400, 250 Howe Street,
Vancouver, British Columbia V6C 3S7

Annual Information Form

We prepare an Annual Information Form that is filed with the securities commissions or similar bodies in all the provinces of Canada. Copies of our Annual Information Form and annual and quarterly reports are available on request or on our website at www.teck.com, under our profile on SEDAR+ at www.sedarplus.ca, and on the EDGAR section of the SEC website at www.sec.gov.

Teck Resources Limited
Suite 3300, 550 Burrard Street
Vancouver, British Columbia, Canada
V6C 0B3
+1.604.699.4000 Tel
www.teck.com